UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 6, 2006

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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novo nordisk annual report

financial, social & environmental performance 2005

how novo nordisk is changing diabetes

pursuing the vision
business results
diabetes care
biopharmaceuticals
challenging workplace
values in action

performance highlights
consolidated financial and non-financial statements 2005

spotlight on
access to health
innovation
globalisation
business ethics

novo nordisk®

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Steven and Elissa Renouf with their five children. Steven and three of the boys have type 1 diabetes.	Jaya Vandhana Naidu has never been overweight, yet at the age of 14, she was diagnosed with type 2 diabetes.

A reader’s
guide

This is Novo Nordisk’s Annual Report 2005. It accounts for the company’s performance during the year and discusses key challenges. It presents the strategic initiatives to develop the business in order to meet its targets and sustain long-term value creation. And it explains Novo Nordisk’s way of doing business as a values-based company guided by a vision.
     The vision sets the direction and aims to inspire everyone at Novo Nordisk to make their contribution to shaping the future for the company: achieving competitive business results, defending the company’s leadership in diabetes care, offering innovative products and services in biopharmaceuticals, making the company a challenging workplace and putting values into action. Each of the vision statements translates into short- and medium-term targets throughout the organisation.

Opportunities and challenges
The feature articles are organised under the vision’s five headings, and present the key opportunities and challenges for Novo Nordisk as a global healthcare company. They present company-driven activities in pursuit of the Novo Nordisk vision and strategic objectives, and respond to concerns identified through interactions with shareholders, financial analysts and other stakeholders during the year. These topics have been identified as material for readers’ valuation of the company’s position for the future.
     Four challenges stand out as particularly critical to address: access to health for everyone, innovation in the pharmaceutical industry, the implications of globalisation and standards of business ethics. These are put in the spotlight and framed as key stakeholders see them. For each, Novo Nordisk has a strategic response in place, but also dilemmas to confront.

     You will find a more detailed account of performance in the consolidated financial and non-financial statements. This section also includes the management report and discussion, topical articles on corporate governance and risk management, management profiles and additional shareholder information.

Information on demand
The online annual reporting provides more background, context and data. It presents information about the company and its approach to doing business and serves as a point-of-entry for users with specific information wishes. Each article references additional information online. On the website you will also find a list of contact persons.

Enjoy reading!

See the online report at novonordisk.com/ annual-report and download publications at novonordisk.com/investors/download-centre

Accounting for performance

The Novo Nordisk Annual Report covers the fiscal year 2005. It is issued in January 2006, for approval by shareholders at the Annual General Meeting in March.
     The Annual Report does not include the Financial Statements of the Parent Company, Novo Nordisk A/S. These form an integral part of the complete Annual Report, which will be filed with the Danish Commerce and Com-

panies Agency, where a copy can be obtained. In note 31 on p 79, the Appropriation of net profit incl proposed dividends of the Parent Company is included. The Financial Statements of the Parent Company are available online. Novo Nordisk’s reporting complies with International Financial Reporting Standards (IFRS) as adopted by the EU and Danish legislation. It also meets the standards for voluntary reporting set by the Global Compact and in accordance with the GRI Guidelines for Sustainability Reporting.	The Annual Review is an abridged version intended for readers wanting a quick overview. It does not include the consolidated financial and non-financial statements.
     The Form 20-F is filed in February 2006 with the United States Securities and Exchange Commission and is also available online.
As a supplement, the company provides additional information and a full data set on environmental and social performance in its online annual reporting.

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Fabian Wenger and his brother Florian are identical twins, but only Fabian has type 1 diabetes.	Masae Minami has type 1 diabetes and works as a diabetes doctor.

Business results

We will achieve competitive
business results.

2	Performance
highlights

4	Poised for continued
growth – but not at
any cost

6	The Novo Nordisk
way

8	Facing the
leadership challenge

10	Future of R&D
builds on core
competences

12	Pipeline overview

14	News
Diabetes care

We will be the world’s leading
diabetes care company.

16	Novo Nordisk is
changing diabetes
in the US

18	Changing diabetes
demands new
approaches

20	Prevention of chronic
diseases is hope for
the future

22	Spotlight on
access to health

Biopharmaceuticals

We will offer products and
services in other areas where
we can make a difference.

24	Expanding the scope
of biopharmaceuticals

26	Spotlight on
innovation
Challenging workplace

A job here is never just a job.

28	People with values
make the difference

30	Spotlight on
globalisation

32	Quality Mindset
sets the standard

34	News

Values in action

Our values are expressed
in all our actions.

36	Spotlight on
business ethics

38	Ethical practices guide
medical research

39	Environmental
strategy builds the
business case
Consolidated
financial and
non-financial
statements

42	Management report
and discussion

54	Corporate
governance

56	Risk management

58	Consolidated
financial statements

92	Consolidated
non-financial
statements

105	Management
statement and
auditors’ reports

108	Board of Directors
and Executive
Management

111	Shareholder
information

Novo Nordisk Annual Report 2005	1

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business results performance highlights

Financial performance	Environmental performance

In 2005, Novo Nordisk increased sales by 16% to a total value of DKK 33,760 million.
     There has been a continued strong demand for Novo Nordisk’s key strategic products: the insulin analogues and NovoSeven®. Sales of insulin analogues increased by 62%, while sales of NovoSeven® increased by 16%. Novo Nordisk’s other therapeutic areas have also experienced solid growth in sales.
     North America and International Operations are strong growth drivers, with sales increases at 27% and 25% respectively.
     The operating profit increased by 16% to DKK 8,088 million while the underlying operating profit (measured in local currencies and excluding non-recurring items) increased by approximately 20%. Net profit increased by 17% to DKK 5,864 million and earnings per share (diluted) increased by 20% to DKK 17.83.
     In 2006, Novo Nordisk expects to increase sales measured in local currencies by at least 10%, and reported operating profit is expected to grow by slightly more than 10%.

Dividend
At the Annual General Meeting on 8 March 2006, the Board of Directors will propose a 25% increase in dividend to DKK 6.0 per share of DKK 2. A new share repurchase programme of DKK 6 billion is expected to be initiated in 2006.

Long-term financial targets
By 2005, Novo Nordisk is approaching the achievement of its long-term financial targets, defined in 2001. The targets were established to ensure a long-term focus towards shareholder value generation and included operating profit, growth, profitability, financial return and generation of cash.
     The four revised targets guide the financial development of Novo Nordisk, given the current scope of business activities, and have been prepared assuming that currency exchange rates remain at the current level. Individually and combined these four financial targets are considered to be competitive compared to the overall performance of the pharmaceutical industry.

In 2005, Novo Nordisk continued to improve eco-efficiency, a measure of the ability to produce more products with use of less energy and water. In the period 2001–2005 the average annual realised improvements were 8% for water and 14% for energy, as measured by EPI indices. Hence, the five-year targets of improvements of the water and energy use efficiency at 5% and 4% per annum, respectively, have been achieved.
     Global implementation of environmental management standards progresses on schedule; in 2005, an additional two of Novo Nordisk’s production facilities achieved ISO 14001 certification. This is instrumental in putting local management focus on pollution prevention and compliance.
     In 2005, the environmental strategy was reviewed. There are six corporate focus areas for 2005–2008: genetically modified organisms, energy and climate change, sustainable process/product, product stewardship, transportation and sustainable supply chain management.
     During 2005, a total of 340 suppliers,

Poised for continued growth

The year 2005 was another solid growth year for Novo Nordisk. In the markets, there is growing demand for the company’s diabetes care products and biopharmaceut-icals. In production, global sourcing and efficiency gains help curb costs, and eco-

efficiency measures are paying off in terms of significantly reduced use of water and energy. And across the organisation people are reinforcing the company’s position as a values-based business.

Ratio	Long-term financial targets	Result	Three-year average
	2001–2005	2005	2003–2005

Operating margin	25%	24.0%	24.2%
Growth in operating profit	15%	15.9%	11.0%
Return on invested capital (ROIC)	25%	24.7%	21.6%
Cash to earnings (three-year average)	60%	82.4%	82.4%

Four long-term financial targets ensure management focus on the long-term growth of the business and ensure achievement of a competitive shareholder return.

All exchange rates in this report are translated based on the currency rate at 31 December 2005.

2	Novo Nordisk Annual Report 2005

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Social performance

accounting for 20% of the total value of Novo Nordisk’s purchases, were evaluated on their environmental and social performance. Of these, 87% reported a satisfactory performance. Novo Nordisk has requested corrective actions from those who achieved a rating for poor performance.

Long-term environmental targets
At the end of 2005, Novo Nordisk finalised a climate strategy that sets an ambitious target for reducing its CO2 emissions by 10% in the period 2004–2014, as compared with 2004. In the absence of reduction initiatives, the company’s emissions would increase by 67% in step with production growth. The target has been defined in an agreement with the WWF, making Novo Nordisk the 10th company in the world to become a member of the Climate Savers programme.
     The significant CO2 reductions will be achieved through a broad range of measures including improved energy efficiency, fuel switching and conversion to renewable sources.

In 2005, Novo Nordisk extended its global reach. Since 2000, the workforce has grown by 63%, now counting 22,460 employees in 79 countries.
     Recruitment, talent development, rewards and mobility and performance are the cornerstones of the People Strategy that aims to reinforce Novo Nordisk’s competitive market position. While respecting diverse cultural and legislative conditions in its markets, global standards are being rolled out.
     Employee satisfaction surveys underscore the internal support for the company’s values-based approach, and a 100% fulfilment of action plans arising from facilitations supports a company-wide adherence to the Novo Nordisk Way of Management.
In 2005, Novo Nordisk has provided insulin for 12–14 million people, of whom 6.5 million live in Europe, the US, Japan and Oceania, and the remaining 5.5–7.5 million in the International Operations region. The range is due to the fact that in the developing world two or three people may share a daily dose. Novo Nordisk’s ac-

cess to health programmes are estimated to reach out to at least 22 million people worldwide through awareness raising, education, diagnosis or treatment.
     In 2005, Novo Nordisk implemented a new global business ethics policy supported by a set of guidelines. The policy adheres to the principles of the UN Convention against Corruption and the Global Compact. Implementation measures include training, an advisory function and compliance audits.

Long-term social targets
Novo Nordisk is leading the fight against diabetes. With its mission of changing diabetes, concerted efforts focus on improved health management for people with diabetes and preventative measures for those at risk of acquiring it. In 2006, Novo Nordisk will define long-term targets for impacts of its interventions.
     One initiative is the Oxford Health Alliance, established as an independent body to focus on prevention of chronic diseases.

Novo Nordisk Annual Report 2005	3

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opening statement
the year in review

Poised for continued growth
– but not at any cost

Novo Nordisk strives to conduct its activities in a financially, environmentally and socially responsible way, as expressed in our articles of association. In 2005, we achieved very satisfactory results in support of this objective and our vision of defeating diabetes.
     Financially – and operationally – 2005 was our strongest year ever, with growth in sales and earnings of 16% and 17% respectively compared to 2004.
Our strong growth was driven by an increased demand for our key products: NovoRapid®, NovoMix® and Levemir® (insulin analogues) and NovoSeven® (haemostasis management). Market share was gained in diabetes care in Europe, the US and other international markets due to the continued roll-out of our competitive, convenient and complete insulin analogue portfolio and devices. Levemir®, the better basal insulin, has been rolled out in all major European markets as well as in increasing numbers of emerging economies. We are looking forward to launching this product in the US in 2006, complementing our portfolio of treatment options in the US.
     Treatment of people with haemophilia with NovoSeven® is still expanding. And in 2005, groundbreaking new knowledge on the utilisation of NovoSeven® in the treatment of stroke was published in the New England Journal of Medicine, indicating the great promise of NovoSeven® in this indication. Phase 3 trials are ongoing in the area of stroke as well as trauma for the purpose of filing for approval with regulatory authorities.
     A combination of our insulin device technology and a liquid formulation of Norditropin® (human growth hormone) has proven very user-friendly and is therefore highly competitive, gaining market share in all major markets.

Leadership entails responsibility
There is a general desire within the diabetes community to improve treatment outcomes in diabetes. New and improved treatment regimens, such as insulin analogues, have therefore been well received and as a result have expanded the diabetes market. This is also the case for countries outside the established pharmaceutical markets in Europe, the US and Japan. Countries such as Brazil, China and India are increasingly able to provide treatment for lifestyle-related chronic diseases such as type 2 diabetes. The need for better methods of intervention is exacerbated by the escalating incidence of diabetes worldwide at an ever-faster pace in low- and middle-income countries where increased urbanisation and growing affluence are leading to more sedentary lifestyles and Western-style diets high in fat, sugar and salt.

A commitment to changing diabetes
As a world leader in diabetes care, Novo Nordisk has the opportunity to grow. But not at any cost. Type 2 diabetes, as a lifestyle disease, can be prevented. Three risk factors –smoking, poor nutrition and lack of physical activity – lead to chronic disease such as heart disease, diabetes, pulmonary disease and some cancers, which together account for more than 50% of global mortality. We have a responsibility as part of our vision to try to influence the negative trends of this global health issue and avoid unnecessary human suffering and a staggering cost to society. That is why we wish to be a catalyst for changing diabetes. As part of this commitment, we are also actively involved in trying to improve access to diabetes care in both developed and developing countries.

Investing for the future
Looking forward, we seek to balance current value creation with long-term growth. The profit from the current positive business cycle, efficiencies in operation and lower costs from strategic global sourcing will be invested into research and development within our core business areas, and into expanded sales and marketing activities, in particular in the US and other international markets.

4	Novo Nordisk Annual Report 2005

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     By 2005, Novo Nordisk was close to meeting its long-term financial targets. Hence the company has revisited the targets and revised the return and liquidity targets upwards to reflect current performance and future ambition.
     It is our ambition to build a broader bio-pharmaceuticals business with new business areas focusing on immunotherapy in cancer and on inflammation. Our projects in these areas are still in the early phases of research and development and unlikely to significantly contribute to our business within the next 10 years. However, to accelerate the process we are establishing the technology platform and strengthening the skills base required, both in-house and with partners, and we are looking into identifying the best investments to match our aspirations.
     In other words, we are committed to growth in the near term – balanced with growth in the longer term.

The globalisation challenge
There are also costs associated with globalisa-tion. While globalisation provides many business opportunities, it also provides dilemmas for us as a corporation and to some of our people it may come at a price. Our ambition is to become a truly global leader in diabetes and other disease areas. But not at any cost.
     A global economy offers opportunities in the form of access to markets, innovation, talent and competitive manufacturing environments. As markets become global, so does competition. Information is instantly shared and available, capital is abundant, and talent and high-quality education are giving rise to new insights, fresh competitors and potential technological breakthroughs.
     On the other hand, operating in the pharmaceutical industry globally presents many challenges. It exposes the company to cultural and social environments that in many ways may differ from those with which we are familiar. We respect and encourage cultural differences, but we will not deviate from the Novo Nordisk Way of Management. As a global corporation we have a commitment to one global set of standards, namely the Novo Nordisk Way of Management that guides our operations, whether it concerns environmental, social and labour affairs, marketing practices or business ethics in general – in every market where we are active.
     As we grow and move into new markets, our people need more concrete directions for putting these guiding principles into action. As a result, we have clarified our internal policies for business ethics, for example regarding conflict of interest, bribery and interaction with suppliers as well as promotion of pharmaceutical products to healthcare professionals, and contracts with marketing consultants and agents. The company is also complying with new requirements for transparency of clinical trial results. Such initiatives will be strengthened and supplemented in the future.
     As we grow and become more global, we will likely leave a greater environmental footprint, but here too Novo Nordisk has set very ambitious global targets for reduction of CO2 emissions, as part of the WWF Climate Savers Programme.

Dealing with dilemmas and setbacks
However, we did experience some setbacks in 2005. Early in the year, we submitted a registration file to the European regulatory authorities for use of NovoSeven® in trauma, based on encouraging data from phase 2 trials, but we withdrew the file when the authorities requested additional phase 3 data. Such events are part of the calculated risk that all pharmaceutical companies must be prepared to take.
     Our marketing practices came under scrutiny in the US. Novo Nordisk was also one of many companies listed as paying fees in connection with contracts entered into under the United Nations Oil-for-Food programme, which enabled Iraq to sell limited quantities of oil to meet its people’s humanitarian needs, including life-saving medicines like insulin. Such incidents underline the fact that, in striving to practise a high standard of business ethics, there will always be dilemmas and challenges which we need to address in our daily operations. We will perform as a competitive company, but not at any cost.

Our people make it possible
The financial performance of Novo Nordisk in 2005 was very satisfactory. In fact, it has exceeded our expectations. We are proud of achieving this result while at the same time contributing to sustainable development. This would not be possible without the strong commitment of our employees and the support of suppliers, partners and local communities where we operate. For this we are very grateful. To show our appreciation of an extraordinary performance and provide an incentive for the future, we granted a global offering of shares to all employees in the autumn.

     Following the strong operational, financial and non-financial performance, we yet again saw an appreciation in the Novo Nordisk share price.
     Novo Nordisk adheres to global standards for reporting. The Annual Report complies with International Financial Reporting Standards (IFRS) as adopted by the EU and has been prepared in accordance with the 2002 Global Reporting Initiative (GRI) Guidelines. It represents a balanced and reasonable presentation of our organisation’s economic, environmental and social performance.

We hope you enjoy reading it.

Lars Rebien Sørensen
President and CEO

Mads Øvlisen
Chairman of the Board of Directors
(until 8 March 2006)

Novo Nordisk Annual Report 2005	5

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business results
about Novo Nordisk

The Novo Nordisk way

As a focused healthcare company, Novo Nordisk is committed to leading the fight against diabetes. In this promise lies a clear business rationale and a social commitment deeply rooted in the company’s way of doing business.

Effective prevention, early diagnosis and optimal treatment improve the health of people with diabetes. This is what drives Novo Nordisk’s mission of changing diabetes. As a world leader in diabetes care, the company pursues its aspiration to defeat diabetes while building its business on sustained and balanced growth.
     Novo Nordisk’s strong position in diabetes care builds on more than 80 years of experience. Since the first successful experiments in 1922, extracting insulin from the pancreas of cows and pigs, Novo Nordisk’s production has been based on biotechnology. Fermentation is the core process, today using genetically modified microorganisms to produce insulin.

A values-based approach
Novo Nordisk is a public limited liability company. Within this framework, shareholders

The Triple Bottom Line
– a broad business principle

have the ultimate authority to exercise decisions for the company. The company ‘strives to conduct its activities in a financially, environmentally and socially responsible way’. This statement is anchored in the articles of association and embraces the principles upon which the company was founded.
     This formal commitment to sustainable development and balanced growth has been built into the corporate governance structures, management tools and individual performance assessments. The Brundtland Commission’s principle of ‘preserving the planet while improving the quality of life for its current and future inhabitants’ resonates well with Novo Nordisk’s business rationale and its values-based approach. This is what lies behind the Triple Bottom Line which the company has adopted as a broad business principle. It ensures that decision-making balances financial growth with corporate responsibility, short-term gains with long-term profitability and shareholder return with other stakeholder interests.

Ownership structure
Novo Nordisk’s ownership is split between holders of A and B shares. A shares are held by Novo A/S, a holding company fully owned by the Novo Nordisk Foundation and established in 1999 to manage the Foundation’s assets and to actively invest in life science businesses. With approximately 25% of the total share capital and approximately 71% of the votes, it maintains a controlling influence with a long-term view to value creation. The A shares held by Novo A/S cannot be divested.
     The Novo Nordisk Foundation is a private, self-governing institution. Its objectives are to provide a stable basis for the commercial and research activities undertaken by the companies in the Novo Group and to support scientific, humanitarian and social purposes. The majority of its grants go to medical and scientific projects.

Corporate governance
Novo Nordisk is committed to the principles of good corporate governance such as trans-

parency, accountability, openness, integrity and responsibility in its operations. The company is in general in compliance with current codes of good corporate governance at stock exchanges in Copenhagen, New York and London, where the Novo Nordisk B share is listed.
     As a Danish public limited liability company, Novo Nordisk has a two-tier board structure consisting of two separate bodies: the non-executive Board of Directors and Executive Management.

Engaged with stakeholders
Novo Nordisk holds itself accountable to the company’s shareholders and other stakeholders as well as individuals or groups affected by its business in local communities. Stakeholders are customers – that is healthcare professionals, people with diabetes and others whose healthcare needs it serves – policy-makers, educators, employees, investors, suppliers and other business partners, and society at large. To better manage its risks and act on opportunities, Novo Nordisk proactively maintains engagements with a broad range of stakeholders within its sphere of interest.

Defining materiality
Ongoing interactions with stakeholders, trendspotting, business monitoring and the integrated systematic risk management process are tools to identify the issues that are material to Novo Nordisk’s business. The company’s response to current and emerging business and societal challenges, in turn, is shaped in a closer dialogue with representatives of the stakeholders affected by the issue. As a result of this process, Novo Nordisk frames its strategic response and defines its targets. The company regularly reviews its key priorities to ensure that they reflect current agendas, and reports on progress against performance targets.

See the Novo Nordisk Way of Management and more about the company at novonordisk.com/annual-report Click: Who we are

6	Novo Nordisk Annual Report 2005

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The Novo Nordisk Way of Management The Novo Nordisk Way of Management is the framework for how the company does business. It consists of three elements:

annually. Short-term targets, in turn, are managed through the Balanced Scorecard. Corporate goals, both financial and non-financial, are cascaded through the organisation to functional areas and translated into individual or team performance targets.
     A range of internal procedures are in place, such as the quality management system, the risk management system, internal controls, assurance, audits and a whistleblower function.
     Annual employee surveys serve as a dialogue tool about employee engagement and working climate. An ombudsman function gives employees access to fair process in cases of intercompany disputes.

Methodology
The set of specific follow-up methods includes three key activities.
     Organisational development is assessed through annual Organisational Audits, commissioned by the Board of Directors and Executive Management. This process, conducted at senior management level, includes an assessment of ‘linking business and organisation’ and succession management, and takes a retrospective and a forward-looking perspective.
     The annual reporting accounts for financial and non-financial performance against short-term and long-term targets, strategies, activities, risk profile and key business opportunities.
     Facilitations are a unique set-up across the

The Novo Nordisk Way of Management is the company’s governance framework.

Novo Group, anchored in the holding company. The facilitators, a global team of senior people with deep insights into the business, evaluate how well the practices and understanding of the Novo Nordisk Way of Management are embedded in the organisation.

The Vision sets the company’s direction for the future. It expresses what Novo Nordisk strives for, how the company will work and how it is guided by its values in its endeavours to find the right balance between compassion and competitiveness – between commercial business interests and the obligations of a responsible business
The Charter describes the company values, its commitment to the Triple Bottom Line and sustainable development, its Fundamentals – 11 management principles – and follow-up methods to provide ongoing systematic and validated documentation of performance in respect of the Novo Nordisk Way of Management
Global company policies, giving operational guidelines within 15 specific areas.

Setting priorities
The Novo Nordisk Way of Management is supported by a range of management tools.
     Long-term priorities and objectives are identified through a 10-year Strategic Planning Process, inspired by ongoing trendspotting and 20-year diabetes scenarios, which is revisited

Novo Nordisk’s Vision

We will be the world’s leading diabetes care company.
Our aspiration is to defeat diabetes by finding better methods of diabetes prevention, detection and treatment. We will work actively to promote collaboration between all parties in the healthcare system in order to achieve our common goals.	We will offer products and services in other areas where we can make a difference.
Our research will lead to the discovery of new, innovative products, also outside diabetes. We will develop and market such products ourselves whenever we can do it as well as, or better than, others.	We will achieve competitive business results. Our focus is our strength. We will stay independent and form alliances whenever they serve our business purpose and the cause we stand for.	A job here is never just a job.
We are committed to being there for our customers whenever they need us. We will be innovative and effective in everything we do. We will attract and retain the best people by making our company a challenging place to work.	Our values are expressed in all our actions.
Decency is what counts. Every day we strive to find the right balance between compassion and competitiveness, the short and the long term, self and commitment to colleagues and society, work and family life.

Novo Nordisk Annual Report 2005	7

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business results
delivering competitive performance

Facing the
leadership challenge

With its proven leadership in diabetes care, Novo Nordisk is prepared to take on growing competition in the diabetes field while building on its strengths in biopharmaceuticals.

The incidence of diabetes is growing alarmingly fast, calling for more awareness-building, effective diabetes therapy and improved access to care.
     As a world leader in diabetes care, Novo Nordisk is ready to meet that challenge. Its approach is built not only on having superior products and conducting cutting-edge scientific research, but also on partnerships with a wide range of stakeholders who share the company’s vision to defeat diabetes.
     Business results in 2005 further cemented the company’s position in diabetes care. This was due mainly to continued solid growth in insulin analogues and injection devices. Novo

Nordisk has strengthened its global leadership position in the insulin market with a total market share of 51% and an insulin analogue market share of 34%, both measured in volume. The company’s operations in emerging markets showed strong growth, particularly in China, India and Brazil. Insulin analogues continue to drive overall growth.
     In preparation for the US launch of Levemir®, the company’s long-acting insulin analogue, the diabetes care sales force in the US is being expanded by around 400 people to a total of more than 1,200 diabetes care specialists.
Novo Nordisk’s diabetes strategy is based on the industry’s broadest portfolio of insulin analogues and injection devices that deliver physiological control for people with diabetes. Good control is critical for pre-	venting serious long-term complications such as blindness, kidney disease, foot and leg amputations, nerve damage, heart disease and stroke.
     Two new products are expected to enter phase 3 clinical trials in 2006.
     One is liraglutide, a once-daily, long-acting analogue of human GLP-1 for treatment of type 2 diabetes. The phase 3 trial will be initiated in February 2006. The other is AERx® iDMS, a delivery system for administering insulin by inhalation to people with type 1 and type 2 diabetes, expected to enter phase 3 in 2006.
Commenting on the fact that Novo Nordisk will not be first on the market with these products, Jesper Brandgaard, chief financial officer for Novo Nordisk, says: “We have been second to market with our insulin analogue products and

Our Strategy is to build up a sustainable portfolio of promising biological drug candidates in addition to NovoSeven® and human growth hormone.

Lars Rebien Sørensen president and CEO, Novo Nordisk

Long-term
financial targets

Focusing on growth, profitability, financial return and generation of cash, the four targets serve to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. By 2005, Novo Nordisk was approaching the achievement of the long-term financial targets and they no longer provide sufficient guidance on the targeted financial performance on a five-year horizon.
     The four revised targets guide the financial development of Novo Nordisk, given the current scope of business activities, and have been prepared assuming that currency exchange rates remain at the current level. Individually and combined, these four financial targets are considered to be competitive compared to the overall performance of the pharmaceutical industry.

The target for operating margin remains at 25%. Further productivity improvements in production and administrative areas are expected to be reinvested in research and development activities.
     The targeted growth in operating profit remains at 15% on average. The target allows for a deviation from the target in an individual year if necessitated by business opportunities or market conditions.
The target for return on invested capital (ROIC) measured post tax is raised from 25%	to 30%. The increased target is reflecting the expectation of continued lower growth in invested capital compared to operating profit, as well as a recurring lower effective tax rate.
The targeted cash to earnings ratio is raised from 60% to 70%, reflecting the improved cash conversion ability in the last three years. As previously, this target will be pursued looking at the average over a three-year period. Performance on this ratio may be impacted in individual years by significant in-licensing activities or other major investments.

Ratio	Previous target	Result	Three-year average	New target
		2005	2003–2005

Operating margin	25%	24.0%	24.2%	25%
Growth in operating profit	15%	15.9%	11.0%	15%
Return on invested capital (ROIC)	25%	24.7%	21.6%	30%
Cash to earnings (three-year average)	60%	82.4%	82.4%	70%

8	Novo Nordisk Annual Report 2005

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Steven Renouf with his sons Billy, Charlie and Freddie. Like their father, all three boys have type 1 diabetes.

have still gained a leadership position because of our product profiles and strong commitment to diabetes care. I am confident that we will also be able to get our fair share of the market within these new treatment categories.”

Strategy to develop biopharmaceuticals
The biopharmaceuticals business showed healthy growth in 2005, particularly in sales of NovoSeven®, but also within growth hormone therapy.
     The company’s biopharmaceuticals business is an increasing growth driver, primarily fuelled by the blood coagulation factor rFVIIa, marketed as NovoSeven®. The drug is currently marketed for people with haemophilia with inhibitors (antibodies) against their existing factor medication and for other people with rare bleeding disorders.
     NovoSeven® is currently in phase 3 clinical development for use in the treatment of blunt trauma, for example in connection with traffic accidents, and for intracerebral haemorrhage (ICH), and in phase 2 for other critical bleeding conditions. (See p 24.)

Moving into new territory within cancer
Recently, Novo Nordisk started research within cancer and inflammation.
   “Our strategy is to build up a sustainable portfolio of promising biological drug candidates,” says Lars Rebien Sørensen, president and CEO of Novo Nordisk.
     “With our expertise in proteins and bio-pharmaceuticals and knowledge of immunology from type 1 diabetes, there is a clear rationale for us to move into inflammation and cancer. Also, the areas we are looking at have many similarities to diabetes and haemophilia. They represent chronic therapy areas, they increasingly require patient self-management through injections, and they require specialist and hospital-based treatment. All in all they suit the skills and competences of Novo Nordisk very well,” adds Mads Krogsgaard Thomsen, chief science officer for Novo Nordisk.

At home with
the Pearl

     Steven Renouf, 35 years old, known throughout Australia and the world as the ‘Pearl’ of World Class Rugby League, was 22 when he was diagnosed with type 1 diabetes. He was on the brink of his athletic career; his first-born son Sam was only six weeks old.
     Four children later, diabetes once more entered the family’s life. Charlie, their second-youngest son, was only three years old when they received the news that he too had diabetes. Then Billy, their second-eldest son, was diagnosed at the age of eight, and then Freddie, their baby, was diagnosed at the age of two. Their eldest son, Sam, and their daughter, Sunita, do not have diabetes, but still their blood glucose levels are being monitored on a regular basis.
     “We try never to blame diabetes for anything and that’s what we teach our children too,” says Steven Renouf. “My attitude towards it is that diabetes is just something you have to deal with, and that’s how we’ve taught the boys to see it.”
     There is no doubt that for 11-year-old Billy, six-year-old Charlie and four-year-old Freddie, diabetes will never stop them from accomplishing and doing whatever they set their minds to. It provides no restrictions for their father, and neither will it be allowed to present any obstacles for them. Together, the Renouf family is changing what it means to live with diabetes.

See more shareholder information at novonordisk.com/investors

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business results
delivering competitive performance

Future of R&D builds
on core competences

Mads Krogsgaard Thomsen, chief science officer for Novo Nordisk, explains the rationale behind the company’s R&D strategy.

What are the key elements of the Novo Nordisk R&D strategy?
There are three main areas of competence –research into diabetes, therapeutic proteins and the delivery of these. These form the basis of our R&D strategy and core competences that have been developed over more than 80 years and continuously refined in the process. In 2005, the research activities within diabetes care and biopharmaceuticals were split into two separate research units to boost innovation and to build a broader presence within biopharmaceuticals.

In diabetes, Novo Nordisk is defining its leadership through insulin analogues. Why?
In type 1 diabetes insulin is the only therapy, and in type 2 diabetes, in many cases, the best therapy. Insulin analogues are a critical step in helping people with diabetes achieve better control of their condition and avoid serious complications. That is the focus of our ongoing development and continued refinement of our insulin analogues: to bring patients back to a near-normal blood sugar level without increasing the risk of low blood glucose levels (hypoglycaemia). Many studies have shown that more intensified treatment can significantly reduce the risk of developing late-stage complications.
     In January 2006, the first of our next-generation insulins entered phase 1 trials. We believe these new insulins will provide even greater treatment benefits.

Is Novo Nordisk developing new compounds for the treatment of diabetes?
Yes. Our human GLP-1 analogue, liraglutide, is one in a new class of products for the treatment of type 2 diabetes. GLP-1 is a human hormone produced in the intestine. It stimulates the pancreas to secrete insulin, and also tells the brain to reduce appetite.

     In a recent phase 2b study, patients achieved significant improvements in blood glucose control when using liraglutide. There were no cases of major or minor hypoglycaemia and patients also lost weight. We have turned the natural hormone into a drug by stabilising it so that, instead of breaking down within a couple of minutes, its effect is sustained for 24 hours meaning that it can be taken once daily for the treatment of type 2 diabetes. I expect Novo Nordisk to be the first company to market with a once-daily product based on human GLP-1. So, while our GLP-1 won’t be first in class, it will be the best in class.

You mentioned delivery as a core component of your strategy. What’s new with delivery devices?
We have the broadest portfolio of insulin injection devices and are exploring new concepts for insulin delivery, including the AERx® iDMS. The AERx® insulin Diabetes Management System is an inhalable insulin, which we believe will be a viable treatment option that makes it easier for some people with diabetes to begin insulin therapy.

What about oral antidiabetic treatment (OAD) for people with type 2 diabetes? Isn’t Novo Nordisk lagging in this area?
In recent years we’ve had to abandon OAD projects when clinical results failed to indicate a sufficient competitive advantage for our compounds compared with similar marketed products. This does not mean we’ve given up. In fact, a new project entered phase 1 in late 2005. Of course we would prefer to have an OAD drug candidate further on in the development pipeline, but these projects haven’t yet been able to meet our requirements. That said, we will continue to invest in OAD projects when they show significant advantages over current treatment standards.
     Our research focus in OADs relates to blood sugar regulation, insulin resistance and obesity.

Novo Nordisk also conducts research into a cure for diabetes. Tell us about that.
A cure is our ultimate goal. Although we be-

lieve it will take at least a decade to find a cure for type 1 diabetes, we are very much at the forefront of stem cell research in this area. We believe this holds the greatest promise of creating a safe, stable and widely available source of insulin-secreting cells for transplantation into people with type1 diabetes.
     Through the Hagedorn Research Institute, an independent basic research component of Novo Nordisk, we are currently investing more than 15 million Danish kroner (2 million euros) in developmental biology and stem cell research. Hagedorn is presently the only industrial partner in two cutting-edge research efforts: the Beta Cell Biology Consortium (BCBC) supported by the National Institutes of Health (NIH), and the Juvenile Diabetes Research Foundation Center for Beta Cell Therapy in Diabetes in Europe. In 2005, this centre received an 11.8 million euro grant from the EU over five years, together with Hagedorn, to lead the work of 15 laboratories across Europe to further study the potential of embryonic stem cells

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Globally, more than 3,000 people are working together on R&D activities at Novo Nordisk in a number of very diverse areas: basic and discovery research, preclinical and clinical development, production/formulation and delivery of drug substance, regulatory, quality, licensing, patenting, portfolio management and bioethics.

to become mature functional beta cells in vitro.
     Hagedorn also received a prestigious grant of 4.3 million US dollars (3.6 million euros) over four years from the US government-funded NIH to coordinate a mainly European research effort in development biology at the BCBC.

What is the company’s position on the ethics of using embryonic stem cells?
We recognise that the use of human embryos for stem cell research has evoked an important ethical debate. At Novo Nordisk, we only use human embryonic stem cells when we anticipate that the same scientific results can’t be obtained from the use of adult stem cells. At present no source other than embryonic stem cells has proven useful in generating insulin-producing cells in vitro. We support an open dialogue and an ethical and political clarification regarding the use of human embryonic stem cells, and we fully back laws that ensure that this important research is adequately regulated and controlled.

Novo Nordisk is part of a biomarkers project. What is its aim?
Along with the University of Oxford and the UK National Health Service, we are a partner in the Oxford Centre for Diabetes, Endocrinol-ogy and Metabolism (OCDEM). This is the first diabetes centre outside Denmark to combine basic and clinical research with patient care and medical training under one roof. OCDEM is heading up a project in the European Union to look for biomarkers for diabetes: molecules in the body that reveal the development of the disease and can shape more individualised diagnosis and treatment.

What is the strategy for developing the company’s biopharmaceuticals area?
We are committed to developing NovoSeven® as the world’s first general haemostatic agent. We have come a long way in establishing a new portfolio of projects in haemophilia and other critical bleeding conditions with rFVIIa, the active substance in NovoSeven®. For example, we have shown proof of concept in both trauma and intracerebral haemorrhage (ICH).
     We are about to initiate clinical development of the first new rFVIIa analogue with enhanced therapeutic properties including faster onset of action. We are also excited about the potential of recombinant FXIII, which has been tested in patients with FXIII deficiency. We have started an additional study – currently in connection with cardiac surgery – where rFXIII is being tested alone and later will be tested in combination with NovoSeven®.

The company has announced it will develop new therapy areas in cancer and inflammation. What makes you think Novo Nordisk can be competitive in this field?
There are four main reasons why it makes sense for Novo Nordisk to move into this area.

First, there is a clear unmet medical need; we have a leading technology platform within therapeutic proteins; we possess knowledge of immunology based on our expertise within type1 diabetes, a disease of the immune system; and, finally, we see growing scientific opportunities within cancer, especially with the targeted therapies that Novo Nordisk is developing.
This is not to say that we expect this to be an easy undertaking. We know that the success rate of developing drugs within these therapeutic areas is lower than within diabetes. That is why we are building capabilities and critical mass through more research projects and aggressively setting about building a pipeline – not just of projects in their early phases but also of clinical development candidates. Despite the challenge before us, we think it is time to really accelerate the development of protein-based drugs in new therapeutic areas. In principle, it doesn’t matter whether the projects originate from us here at Novo Nordisk or externally. We are prepared to in-license development projects if the right opportunities arise.
See more about Novo Nordisk’s R&D activities at novonordisk.com/science

As the largest private investor in diabetes research, we invest significantly to maintain our scientific edge.

Mads Krogsgaard Thomsen chief science officer, Novo Nordisk

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business results
pipeline overview

Novo Nordisk’s strategy is to provide diabetes care leadership and, furthermore, to make a difference in other areas of unmet medical need where the company can make competitive use of its biotechnology platform. The R&D pipeline is updated quarterly at novonordisk.com/investors.

Compound	Indication	Description

Levemir®	Types 1 and 2 diabetes	A soluble basal insulin analogue with neutral pH and a mechanism of protraction
Insulin detemir		which provides a smooth and predictable action profile and offers a longer dur-
ation of action compared with conventional NPH.

NovoMix® 50 and	Types 1 and 2 diabetes	Premixed formulations of the rapid-acting insulin analogue insulin aspart.
NovoMix® 70		Provide a combined rapid- and intermediate-acting insulin effect (at the ratio of
Insulin aspart mix		50/50 or 70/30).

AERx® iDMS	Types 1 and 2 diabetes	The AERx® insulin Diabetes Management System is a pulmonary delivery system for administering insulin to people with types 1 and 2 diabetes.

Liraglutide (NN2211)	Type 2 diabetes	A once-daily, long-acting analogue of human GLP-1 for treatment of type 2 dia-
betes.

NN344	Types 1 and 2 diabetes	A neutral, soluble, long-acting human insulin analogue with 24-hour coverage by once-daily injection. NN344 has a very flat and predictable action profile.

NN9101	Type 2 diabetes	A novel oral antidiabetic for treatment of type 2 diabetes.

NN5401	Types 1 and 2 diabetes	A next-generation insulin.

NovoSeven®	Bleeding in emergencies,	In a phase 2b study NovoSeven® has been demonstrated to reduce haematoma
Intracerebral haemorrhage	intracerebral haemorrhage	growth, improve treatment outcome and reduce mortality.

NovoSeven®	Bleeding in emergencies,	In a phase 2b study NovoSeven® has been demonstrated to reduce transfusion
Trauma	trauma	needs in patients with severe blunt trauma.

NovoSeven®	Bleeding in emergencies,	Potential NovoSeven® benefits: improved haemostasis.
Variceal bleedings	upper gastrointestinal
bleeds, cirrhotic patients

NovoSeven®	Elective surgery,	Potential NovoSeven® benefits: improved haemostasis.
Cardiac surgery	cardiac surgery

NovoSeven®	Bleeding in emergencies,	Potential NovoSeven® benefits: improved haemostasis.
Traumatic brain injury	traumatic brain injury

NovoSeven®	Elective surgery,	Potential NovoSeven® benefits: improved haemostasis.
Spinal surgery	spinal surgery

rFXIII	Elective surgery,	Coagulation factor XIII plays an important role in the maintenance of haemosta-
Cardiac surgery	cardiac surgery	sis through cross-linking of fibrin and other coagulation molecules.

Activelle®	Hormone replacement	Ultra-low-dose continuous combined product.
Low dose	therapy

Vagifem®	Hormone replacement	Ultra-low-dose topical product for vaginal application.
Low dose	therapy

IL-21	Cancer, malignant	Immuno-stimulatory protein that helps the immune system attack tumour cells.
melanoma

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Phase	Phase 1	Phase 2	Phase 3	Filed

Approved in most parts of the world, including Europe,
North America, South America and Asia. Filed in Japan.

NovoMix® 50: approved in Europe. Filed in the US.
NovoMix® 70: approved in Europe. Filed in the US.

Phase 2 has been completed.

Phase 2 has been completed.

Phase 1.

Phase 1.

Phase 1.

Phase 3.

Phase 3.

Phase 2.

Phase 2.

Phase 2.

Phase 2.

Phase 1.

Phase 3 has been completed.

Phase 3.

Phases 1/2.

Phase 1	Studies in a small group of healthy volunteers, usually between 10 and 100, to test a new drug for best dosage and potential side effects.
Phase 2	Testing a drug’s known dose and side effects in a larger group of volunteers to learn of side effects, the body’s use of the drug and its effect on the condition.
Phase 3	Studies in large groups of volunteers to compare the new drug with a commonly used drug for both safety and efficacy.
Filed	A New Drug Application is submitted for review by various government regulatory agencies.

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news

EU approves
NovoMix® 50 and
NovoMix® 70

In 2005, the European Commission granted EU marketing authorisation for the new premixed insulin analogues NovoMix® 50 and NovoMix® 70. These complement NovoMix® 30 in the company’s portfolio of premixed insulins, which contain both rapid- and intermediate-acting insulin, and therefore cover both the need at mealtimes and the basal need for insulin. The new products make it possible to intensify insulin treatment over time – important because diabetes is a progressive disease. In these mixes, the percentage of rapid-acting insulin is raised from 30% in NovoMix® 30 to 50% and 70% respectively.
     The new product ratios make it possible to start insulin treatment with NovoMix® 30 and, without changing insulin, intensify treatment over time, making the NovoMix® product range simple to use for both healthcare professionals and people with type 2 diabetes.
     NovoMix® 30 celebrated its third anniversary in 2005.

TakeAction! kids
changing diabetes

Novo Nordisk employees put their energy into getting the message about healthy living across to young people in the TakeAction! School Challenge that kicked off on World Diabetes Day 2005. TakeAction! is the employee volunteer programme to support initiatives that reflect the company’s Triple Bottom Line commitment, focusing on leveraging the company’s areas of expertise in social and environmental projects and community engagement. In the TakeAction! School Challenge, employees from around the world engage children in activities that teach healthy living and diabetes prevention, from a nationwide quiz in Slovenia to a competition to create the healthiest sandwich in Germany, to taking part in the Global Diabetes Walk in India. Locally initiated school challenge activities have reached more than 65,000 children in more than 30 countries.

Improving healthcare
provider safety with
NovoFine® Autocover®

The NovoFine® Autocover® safety needle is designed to minimise the risk of accidental needle prick injuries for healthcare providers, who can contract infectious diseases like HIV/AIDS and hepatitis B/C by pricking themselves after having injected patients. The NovoFine® Autocover® safety needle is automatically covered by a piece of plastic that locks around the needle after injection. It was introduced in the US in 2005 and will be launched in Europe in 2006. NovoFine® Autocover® is the latest needle innovation from Novo Nordisk.
     Since the discomfort of insulin injections is closely connected with the diameter of the needle, Novo Nordisk is committed to producing even thinner, shorter needles in order to make injections easier. NovoFine® 32G Tip needle, one of the world’s thinnest globally available needles, was rolled out to major markets in 2005.

Better health in
the workplace

NovoSund is a voluntary prevention programme aimed at offering support to improving the health of Novo Nordisk employees. Currently, it is active only in Denmark, where 56% of the company’s employees are based, but it will eventually become global. A smoking cessation programme, which included 700 employees, has been very successful. After 12 months, close to 47% of them were still not smoking – a very high success rate compared to a Danish benchmark. Several activities to encourage exercise took place in 2005, including a company relay run, where nearly 2,500 employees joined a five-kilometre run as part of a fitness initiative with other companies. NovoSund also carried out a basic health evaluation questionnaire of all 12,000 employees in Denmark. In 2006, senior vice presidents at Novo Nordisk will use the survey data to develop activities for improving employee health in their business areas.

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New lower-dose option
for menopausal women

In 2005, Novo Nordisk announced the positive results of phase 3 data of its new ultra-low-dose product Activelle® (Activella®), underscoring Novo Nordisk’s commitment to offering a range of low-dose hormone replacement therapy (HRT; HT in the US) products. Novo Nordisk believes that women needing this type of therapy should start when they first experience severe menopausal symptoms and use this therapy for the shortest possible period of time. This position reflects the findings from recent studies that reported potential health risks associated with HRT. Most health authorities recommend using the lowest effective dose for the shortest effective period of time to relieve symptoms of menopause.

NovoPen® turns 20
with NovoPen® 4

In 2005, the revolutionary insulin delivery device, NovoPen®, turned 20. Prior to NovoPen®, people with diabetes injected insulin using syringes and vials, a process which many found inconvenient and indiscreet. NovoPen® helped them to normalise their lifestyle by taking away the embarrassment associated with traditional insulin injections. Today, almost 3.5 million people worldwide use a NovoPen® system daily.
     NovoPen® 3, launched in 1992, is the most used insulin pen in the world. In 2005, an improved sleeker version, NovoPen® 4, was launched in a number of markets. At 155 mm and weighing only 45 g, it is the world’s most compact insulin delivery pen. The larger dose scale ensures correct dosage, 50% less pressure is required to push the injection button, and there is an audible indication when an injection is complete.
     NovoPen® 4 has won two awards from Good Design Award 2005, for outstanding industrial design and innovative graphic design in the promotion campaign.

Novo Nordisk
creates haemophilia
foundation

The Novo Nordisk Hemophilia Foundation (NNHF) was created in 2005 in Zurich, Switzerland, as a sign of the Novo Nordisk commitment to social responsibility within haemophilia care. This is a response to the significant need to improve haemophilia treatment and infrastructure in developing countries, where haemophilia is currently not a healthcare priority and many haemophilia and inhibitor patients go undiagnosed. Thus, life expectancy for people with haemophilia is short and treatment with clotting factors is suboptimal.
     The foundation is dedicated to supporting the improvement of haemophilia care by funding sustainable local and regional projects. These projects involve stakeholders within the haemophilia community, such as healthcare professionals, patient associations and governmental and nongovernmental organisations.
     NNHF focuses on increasing awareness and diagnosis of haemophilia, its treatment and prevention of complications. NNHF operates on an annual donation of approximately 10 million Danish kroner (1.3 million euros) from Novo Nordisk.
     To date, four projects in Algeria, Poland, Uzbekistan and Venezuela have received approval for funding, and many more projects around the world are in the pipeline. The foundation also presents an annual award to an outstanding individual within the haemophilia community for their contribution to disease betterment.

Levemir® launched
in 23 markets

Novo Nordisk is gearing up for the launch of Levemir® in the US, expected in the first half of 2006. This is good news for physicians and other people who are trying to manage and control blood sugar levels. Levemir®, first launched in Switzerland in March 2004, is a long-acting insulin. Levemir® provides more predictable day-to-day control of blood glucose levels with a low risk of hypoglycaemia and less weight gain than conventional human insulin preparations. In 2005, Levemir® was launched in

Spain, France, the Czech Republic, Lithuania, Luxembourg, Turkey, Australia, New Zealand, Brazil, Belgium, Romania and Israel, bringing the total number to 23 countries and generating intense interest in all markets. Novo Nordisk’s share of the EU basal insulin analogue market is 17%.
“The Levemir® roll-out is one of the most successful launches ever of an insulin analogue from Novo Nordisk. In many countries we have managed to capture a large share of the basal insulin segment in a very short time,” says Kåre Schultz, chief operating officer for Novo Nordisk.

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diabetes care
the leadership challenge

Novo Nordisk is changing
diabetes in the US

Being the preferred partner in diabetes care isn’t just about having competitive products. For Novo Nordisk, the real competitive edge comes from the company’s commitment to changing diabetes. Perhaps nowhere is this more evident than in the US, which is facing an explosive rise in diabetes.

Dr Francine Kaufman is a leading paediatric endocrinologist in the US. Too often, she says, the children that she treats are not in optimal control of their diabetes. This has a direct impact on their quality of life and can raise the risk of developing serious complications in the long term.
     “The challenges faced by children – and adults – with diabetes are immense,” says Dr Kaufman, professor of Pediatrics at the Keck School of Medicine and head of the diabetes programme at Children’s Hospital, Los Angeles. “They are never free of their diabetes.”
     Dr Kaufman’s experience underlines the fact that it takes more than good products to treat diabetes. Such a complex disease demands a high level of self-management and an individualised treatment approach not always possible for overwhelmed physicians and a health-care system oriented towards acute rather than chronic care.
     “We need to get people to confront the fact that we have a system that is fundamentally unable to deal with diabetes as a chronic disease,” she adds.

Catalyst for change
Dr Kaufman is one of many key opinion leaders in the diabetes field who are supporting the National Changing Diabetes Program, a programme launched by Novo Nordisk in 2005 to help bring about meaningful change and foster collaboration among all parties in the healthcare system.

     “We want to be a catalyst for changing diabetes,” says Martin Soeters, president, Novo Nordisk in the US. “That means better serving the needs of the 21 million Americans with diabetes. A third of these don’t even know they have diabetes, and two thirds of those being treated are not in good control. Healthcare professionals today have little time for anything other than keeping up with their patients’ needs. It is understandable that they have only a little time available for pharmaceutical industry representatives. The time we are allowed with the diabetes specialists is therefore used to not only inform about our products, but also to discuss how we can work together – even if the shared mission is something as ambitious as facilitating change in the healthcare system. We try to engage as partners with one shared goal – the well-being and health outcomes of people with diabetes.”
     Novo Nordisk is making a multi-million dollar commitment to the National Changing Diabetes Program over the next five years. It will work to remove barriers to chronic disease management, create new incentives for better diabetes care, enhance medical training for diabetes and chronic care, and help people

Dr Francine Kaufman is a supporter of the National Changing Diabetes Program.

with diabetes manage their condition more effectively. The programme was launched in November 2005 in Washington, DC, with a diabetes forum attended by around 200 people involved in diabetes in the US, from policy-makers and patient organisations to physicians, nurses and diabetes educators. For many, it was the first time that all the relevant stakeholders were gathered in the same room.
     “Our vision and our commitment to social responsibility compel us to pursue a National Changing Diabetes Program because of the very poor state of diabetes control in this country,” says Andrew Purcell, vice president, Strategic Business Development in the US.
     A report published in 2005 by Yale University Schools of Public Health and Medicine with the Institute for Alternative Futures and sponsored by Novo Nordisk predicted that if the system remains unchanged, by 2025 an estimated 50 million people (15% of the population) will develop diabetes, more than double the current number. It will also cost America 351 billion dollars (298 billion euros) in direct medical and indirect societal costs, more than double the amount currently spent.

A different approach
Novo Nordisk is working for change through its Government Affairs office in Washington, DC. Its goal is to increase patient focus and resources for changing diabetes care in the US by working together with Congress and the Federal Government. One result of this effort is that insulin devices are now covered under Medicare, the government assistance programme for people over age 65; another achievement is that Medicare recipients now qualify for preventive services that can help detect diabetes.

We have achieved our goal when all Americans with diabetes are in good control.

Martin Soeters president, Novo Nordisk in the US

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Martin Soeters kicks off the National Changing Diabetes Program, to better serve the 21 million Americans with diabetes.

     ”Our approach is very different, and that’s what gets us heard in Washington,” says Michael Mawby, chief government affairs officer for Novo Nordisk.

Great place to work
Based on the belief that people come first in building a successful business, Novo Nordisk in the US has worked to create a ‘my company’ culture among its more than 2,300 employees. The company culture is very important to the US affiliate, which has experienced annual growth in sales of 30% over a period of five years.
     “The Novo Nordisk approach to business has played a big part in how we attract and retain people,” says Jeff Frazier, vice president of Human Resources for Novo Nordisk in the US.
     “The values, the access to top management and the feeling of contributing to the company’s mission of helping people with diabetes and other serious health needs are all highly motivating. This is borne out by annual surveys on the work climate and by a retention rate for top performers that is significantly higher than for the industry as a whole,” says Jeff Frazier. The company earned recognition as an employer in 2005 when it was named the best place to work among large companies in New Jersey by NJBIZ magazine and The Best Companies Group.

The way forward
In 2005, Novo Nordisk achieved for the first time the largest insulin market share in the US by volume at 39%, edging out long-established, much larger competitors. The US is the company’s fastest-growing market. While still small in comparison with its competitors, the company’s sales force of 1,200 has grown sixfold since 2001. Novo Nordisk is building its US market through a strategic approach that includes several elements: expanding the sales force, attracting and retaining talented people, increasing market penetration for the company’s insulin analogue portfolio and working together with key stakeholders to make positive changes in the healthcare system that will benefit people with diabetes.
     While Martin Soeters is pleased with Novo Nordisk’s growth in the US, there is a lot more work ahead as it faces growing competition. His next goal is to continue and accelerate the growth of the company’s insulin analogue portfolio. To accomplish this, Novo Nordisk is preparing to launch Levemir®, the newest addition to the family of insulin analogues.
     “The US represents 50% of the world’s global sales of pharmaceutical products. There is no reason Novo Nordisk’s sales shouldn’t reflect that. This will happen not just because of our products, but because of our focus on people with diabetes, employees and society. That is the only way to build a sustainable business,” concludes Martin Soeters.

See more about Novo Nordisk in the US at novonordisk.com/annual-report Click: How we work

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diabetes care the leadership challenge

Changing diabetes
demands new approaches

Curbing the unfolding epidemic of diabetes requires a focused business strategy that takes into account the need to get more people into better control of the condition.

Diabetes is a major global public health problem. In 2003, 194 million people worldwide had diabetes, according to the International Diabetes Federation. That number is expected to reach 333 million by 2025. Moreover, diabetes is associated with long-term complications such as heart disease and stroke, blindness, kidney failure, foot complications, nerve damage and amputations. The human and socio-economic costs associated with diabetes are exorbitant. In the US alone, total health-care costs were estimated at 132 billion US dollars (112 billion euros) in 2002. There is clearly scope for disease management strategies that will help to reduce this burden.

Reducing complications
Improved blood sugar control is at the core of preventing or delaying complications, and this is where Novo Nordisk is targeting its efforts.
     The level of haemoglobin A1c shows the average amount of sugar in the blood over the previous two to three months and is the best way to find out if the blood sugar is under control. Recommendations are that HbA1c should be below 6.5%. Lowering HbA1c has been shown to have a significant impact on the risk of late-stage complications. People with diabetes in very poor control run a significant risk of developing late-stage complications. Lowering the HbA1c level by just 1% can achieve significant benefits.
     “Novo Nordisk has a vision of being the world’s leading diabetes care company. This is an ambitious goal and one that we approach by way of our full portfolio of insulin analogues. Our message is that control matters. Strict blood sugar control is the key to successful management of diabetes,” says Jakob Riis, senior vice president of International Marketing.
     With the new insulin preparations that more closely mimic physiological insulin secretion, blood sugar levels can be better controlled and an acceptable HbA1c level can be achieved. Achieving near-normal blood glu-

cose has been an elusive goal for many people with diabetes and one that has often been associated with the increased risk of hypogly-caemic events and weight gain. With the new insulin analogues it is however possible to reap the benefits of tight control without the increased risk of hypoglycaemia and unnecessary weight gain.
     While this is a significant step towards an optimal disease management strategy, Jakob Riis also recognises that not all people with diabetes can deal with this level of rigorous self-management.

Individually tailored treatment
Acknowledging that people are different and that optimal control is achieved by understanding the people behind the disease is a firm conviction of Novo Nordisk. Novo Nordisk’s DAWN programme builds on the findings of a breakthrough study conducted by Novo Nordisk into the attitudes, wishes and needs of people with diabetes and diabetes healthcare professionals. The study has created a platform for working with other stakeholders to better understand what it takes to

Harmut Kraft of Germany has had type 2 diabetes for 34 of his 69 years. After struggling with oral therapy for over 30 years, he wanted to put an end to the diabetes complications that were beginning to rule his life. “I wanted a normal life, one I can enjoy. Switching from tablets to insulin really changed my life. I am my old self again. I always tell myself I wish I had listened to my doctor’s advice and started on insulin years ago,” he says.

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help people with diabetes achieve better control of their diabetes. It starts by understanding the person behind the disease.
     “People with a high level of support from family and friends, and people who cope actively have different t r eatment preferences from people who feel overwhelmed by the condition and have poor social support. A person who leads a highly active lifestyle with variable mealtimes and a high level of physical activity needs a very different insulin regimen from a retired person living a quieter lifestyle with regular meals and long-established habits. Tailoring therapies to fit each person’s needs may be key to improving treatment outcomes in diabetes in the future,” says Søren Skovlund, manager of the DAWN programme.
     “The great thing about the new insulin analogues is that we can customise treatments to the patient’s preferred lifestyle. Previously,

people with diabetes and their families had to adhere to a rigid meal plan that evolved around the insulin dose. Now the insulin dose evolves around people’s preferred lifestyles. So modern diabetes therapy has provided both health and lifestyle benefits,” says Jakob Riis.
     “For people who grew up with diabetes from early childhood or adolescence, diabetes often becomes a part of life; it is something you just deal with,” he continues.
     “For many adults with type 2 diabetes, there is a need for a more convenient insulin regimen. Our premixed insulins are good ‘starter insulins’ that give good physiological coverage and can be intensified over time if the need for more intensive therapy arises,” concludes Jakob Riis.

Earlier diagnosis
One area that Novo Nordisk feels strongly about is the need for earlier diagnosis of dia-

betes and, once people have been diagnosed, faster insulin initiation.
     “We know that this could prevent a lot of hardship among those affected in terms of fewer late-stage complications and better quality of life. It would also carry significant socio-economic benefits. With the National Diabetes Programme, Novo Nordisk works to influence change in healthcare systems; in the way physicians and people with diabetes approach treatment; and a renewed commitment towards prevention and early detection,” says Peter Gerhardsson, vice president of Corporate Health Partnerships. “This is a partnership effort requiring the active participation of stakeholders from many sectors including patient associations, healthcare professionals, health policy-makers and others.”
For more on improving diabetes care, see pp 22–23. To date, 267 national diabetes programmes have been established worldwide.
See more about Novo Nordisk’s changing diabetes at novonordisk.com/about_us/ changing-diabetes

There is no shortage of experts and statistics sounding the alarm about the diabetes epidemic but it is still not ranked high enough on the global agenda.

Lise Kingo executive vice president for people, reputation and relations, Novo Nordisk

Range of options for
best treatment outcome

The Novo Nordisk approach to diabetes treatment is based on the company’s recognition that people with diabetes have differing needs and requirements for treatment, which may change over time. By choosing the treatment best suited to the individual, there is a greater chance of an optimal treatment outcome.

A tailored diabetes strategy
The company’s insulin portfolio is built on the knowledge that to effectively control blood glucose it is important to address both fasting blood glucose (in between mealtimes) and post-prandial glucose (after mealtimes). Therefore, the Novo Nordisk product range includes both fast-acting and long-acting insulin analogues. A full range of insulin analogues accommodates the need for people with diabetes to intensify insulin treatment over time in order to reach optimal blood glucose levels and avoid serious complications.
     Insulin analogues are designed to mimic more closely the body’s own physiological insulin regulation of blood glucose levels than human insulin, and offer better mealtime glucose control, less hypoglycaemia and increased convenience for all types of people with diabetes.

Levemir® brings new benefits
Levemir®, the latest of the insulin analogues developed by Novo Nordisk, is a long-acting insulin that provides more consistent day-to-day control of blood glucose levels than conventional human insulins. Among the benefits for people with diabetes is that it has been demonstrated that Levemir® reduces the fasting blood glucose with a low risk of hypoglycaemia.
     In addition, studies have shown that people using Levemir® may not experience the signifi-

cant weight gain often associated with conventional insulin preparations. Other insulin analogues marketed by Novo Nordisk include:
NovoRapid® (NovoLog® in the US), which gives tighter blood glucose control at mealtimes without increased risk of hypo-glycaemia
NovoMix® 30 (NovoLog® Mix 70/30 in the US and NovoRapid® 30 Mix in Japan), a dual-release insulin analogue, which covers both mealtime and basal requirements.
Injection devices that offer convenience and discretion are also part of improved control of diabetes and better quality of life. Novo Nordisk produces a range of devices for insulin therapy. These include FlexPen®, an easy-to-use prefilled injection pen, and NovoPen® 4, just launched in 2005. NovoPen® 4 is the advanced new successor to the world’s best-selling durable insulin device, NovoPen® 3.

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diabetes care the leadership challenge

Prevention of chronic diseases
is hope for the future

Diabetes is among the epidemic chronic diseases that are costing too many people their health and lives. Prevention is the most effective weapon in this fight, especially if young people lead the change towards healthier lifestyles.

Diabetes and three other epidemic chronic diseases – cardiovascular disease, chronic lung disease and some types of cancer – account for more than 50% of deaths globally. These diseases are linked to three risk factors: tobacco, unhealthy diets with too much fat and sugar and too little physical exercise. Eighty percent of these deaths occur in low- and middle-income countries, according to the World Health Organization (WHO).
     “This is not tomorrow’s epidemic, this is today’s epidemic,” says Derek Yach, head of the

Global Health Division at Yale University and former chronic disease expert with the WHO.
     Prevention is key to halting the course of epidemic chronic diseases, but raising awareness, changing behaviour and reorienting healthcare systems to meet this challenge are a huge undertaking. That is the goal of the Oxford Health Alliance, a broad stakeholder initiative launched by Novo Nordisk and the University of Oxford to focus attention on the importance of preventing chronic diseases.

Raising the level of urgency
In 2004, Novo Nordisk, which is represented on the board of trustees, committed 3 million British pounds (4.4 million euros) over three years to support the Alliance. In 2005, it became an independent non-profit foundation, which allows the group to attract a wider range of partners and funding than would be pos-

sible if it were solely a Novo Nordisk initiative. Through the Oxford Health Alliance, based in London, experts and activists from different backgrounds collaborate to raise awareness and change behaviours, policies and perspectives at every level of society.
     About 170 experts from 35 countries gathered for three days at the third annual meeting of the Alliance at Yale University in New Haven, Connecticut, US, in 2005. Through CAPCoD (Community Action to Prevent Chronic Disease), the Alliance is supporting local examples of best practice in 18 mostly developing countries and six locations in the US.
     For Lars Rebien Sørensen, president and CEO of Novo Nordisk, there is clearly a business rationale behind the company’s involvement in the Alliance.
“Moving diabetes and other chronic diseases higher up on public health agendas will

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inevitably lead to more and better treatment, and probably lead to greater use of our products. But that is not the main reason we are involved,” he says. “Our vision is to defeat diabetes, and that is only possible if the world finds better ways to prevent diabetes. Part of our success as a company is due to the dialogue and relations we have with people who in one way or another form public opinion. Through the Alliance we meet with, learn from and have the opportunity to work with some of the people who will shape health policies over the next decade. We benefit by being part of an initiative that will lead to new ways of thinking about healthcare, spur our own ideas about what role private industry can play and create solutions for tomorrow.”

Everyone has a role to play
The experts gathered at Yale University all agreed that action must start at the grassroots level but that global coordination is key. A major challenge is changing healthcare systems to deal with the complex nature of chronic diseases.
     Bernard Lown, Nobel prize-winning director of the Lown Cardiovascular Center and

Research Foundation, said that a decisive factor in better treatment outcomes for the people treated at his centre is that “we spend time with the patient – as much time as it takes. We do as much for the patient and as little as possible to the patient.”
     In Alaska, that philosophy is taking hold in one of the CAPCoD projects.
     Native Alaskan-Americans, experiencing a much higher incidence of diabetes than the non-native Alaskan population, are finding that lifestyle coaches – government-paid community health workers – are giving them the tools they need to adopt healthier lifestyles through basic health information, community advocacy and learning how to teach others.
     “I’ve learned that a few people can make a profound difference – but not alone, only together with others,” said Bernard Lown.
     “We have spent three days agreeing that something has to be done to deal with this global health problem,” said Lise Kingo, executive vice president for people, reputation and relations, who represented Novo Nordisk at the meeting. “Now is the time to take action.

“Changing the mindset about diabetes has to start with young people,” says Hala Khalaf, author of Young Voices, produced by Novo Nordisk. Proceeds from the book are donated to the World Diabetes Foundation to benefit diabetes care for young people in the developing world.

It has been a welcome challenge to have young people represented at this meeting. They’ve been reminding us that problems are not solved simply by getting a group of experts together in dialogue. I think we have enough knowledge now to simply get going.” The young people are representatives of Novo Nordisk’s Youth Panel who, together with a group of young journalists, participated to offer recommendations for how their generation can be mobilised to adopt healthier lifestyles.

See more about Novo Nordisk changing diabetes at novonordisk.com/about_us/ changing-diabetes

The bullet-proof vest of epidemic chronic disease has to be prevention.

Stig Pramming executive director of the Oxford Health Alliance

Reaching young people:
what will it take?

One in three children born in the US today will develop diabetes during their lifetime, according to the US Centers for Disease Control. Due to rising rates of obesity and a less active lifestyle, children and young people are developing type 2 diabetes, once only found in adults. In addition, many children with type 1 diabetes are in poor control of their condition.
     In 2005, Novo Nordisk set up a panel of young people from countries like China, the US, Jordan, Denmark and the UK, some with diabetes, who all want to help prevent chronic disease. They are helping Novo Nordisk and its partners to better understand how it is possible to engage young people in taking active responsibility for their own health.
     “If we want to defeat diabetes, we have to

make an impact before problems have become irreversible. That is why we focus on improving control among young people with diabetes – to prevent complications; and why we work to encourage healthy lifestyles among young people – to prevent diabetes in their lifetime,” says Lise Kingo. “This is an undertaking that requires us to rethink the way we communicate health messages. It also requires a whole new way of engaging stakeholders in the needs of young people.”

Here, five young people answer the question: What is the single most important message to young people about the importance of a healthier lifestyle to avoid chronic diseases?

Take responsibility for yourself and for future generations.
Joanna Matthews, 22, UK

Communicate in a language we care about. Then we will be compelled to act.
Erik Dunham, 21, US, type 2 diabetes

It’s possible to enjoy life without the threat of chronic disease hanging over your head.
Ronald Cummings-John, 18, UK

We think we’re immortal. We know the risks, but we don’t want to change. Find out what motivates us to change. That’s the only way to get the message through.
Anja Østergren Nielsen, 21, Denmark, type 1 diabetes

Look out for your own fitness, diet and health. No one is going to do it for you. It’s in your hands.
Hala Khalaf, 24, Jordan

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Jaya Vandhana Naidu has type 2 diabetes and lives in Lautoka, Fiji.	Li Guang Jun has type 2 diabetes
and lives in Beijing, China.

Spotlight on access to health

THE BIG PICTURE

The right to basic
healthcare services

Historically, people have had implicit trust in their doctors, and have felt they could relegate responsibility for their care to the medical profession.
     Today however, healthcare systems face economic pressure and doctors are overburdened. Healthcare is being rationed, worsening already existing inequities. People no longer feel comfortable relinquishing control of their healthcare, sparking a growing patient rights’ movement around the world.
     But, while richer and more educated patients are adept at placing demands on the system, poorer and disenfranchised groups are less able to fight for their rights. Yet those who don’t get access to care quickly enough get sicker, and become a greater burden on society.
     Politicians are aware of the need for a patient-centred approach to healthcare; some even believe this could help reduce healthcare bills. But, governments’ approaches – such as Patient Charters –have had little impact, as they are poorly implemented. What is having an effect are grassroots movements among patients and civic groups. These groups realise that the public must take charge of the management of their own health-care, especially in matters of prevention.
     Prevention is key to addressing chronic diseases. However, if patients are to take greater responsibility for managing their own care, they must be afforded the rights to do so. The big challenge for the next decade will be equitable health reform. Without placing the ultimate users of the healthcare system – the public – at the centre, it is difficult to see how governments will ever achieve the cost reductions they seek, while still fulfilling their responsibility to ensure fair and adequate access to healthcare for their citizens.

Alexandra Wyke
Founder and CEO of PatientView

THE NOVO NORDISK APPROACH

Partnerships can bridge
gap in access to care

It wasn’t until he ended up in hospital that Li Guang Jun discovered that he had type 2 diabetes. Recently retired at the age of 63, he was ready to devote himself to his passion for calligraphy. Instead, he had to learn to live a different sort of life. Today, Li Guang Jun, 74, is in control of his diabetes through medicine, diet, exercise (his faithful morning tai chi) and constant monitoring of his blood sugar.
     “By understanding, accepting and having the right attitude about my diabetes, I am able to rise above it and control it,” he says.
     Li Guang Jun is lucky. He has access to doctors, medicine and the other support he needs to manage his chronic condition. That is not the case for many others, in both the developed and developing world, who lack access to nurses, doctors, clinics or hospitals or the knowledge and awareness to manage their health.

Pressing need for new solutions
Novo Nordisk is committed to ensuring greater access to health. The company’s approach is built on the four priorities (see model on opposite page) of the World Health Organization (WHO). The aim is to partner with key stakeholders to develop entirely new strategies and solutions for how to better meet the needs of people with or at risk of developing diabetes.

Alexandra Wyke was invited by Novo Nordisk to provide a perspective on the hot topic of access to health and to outline some of the issues currently under debate.

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Abdalla M Abeid has type 2 diabetes and lives in Dar es Salaam, Tanzania.	Punithevel Thanikachalam has type 2 diabetes and lives in Chennai, India.

     The economic burden of diabetes, already huge, will increase in the future if nothing is done. As part of its strategy for access to health, Novo Nordisk undertakes socio-economic studies to better understand what it takes to change societies and how the company can contribute to such change.
     Novo Nordisk’s studies show that poor control of diabetes translates into lost lives, lost quality of life and lost national productivity. With proper treatment, people with diabetes can lead an almost normal life and reduce the risk of disabilities and premature death. But proper treatment of diabetes is far from universal, even in the developed world, due to lack of awareness. In the developing world the problem is made worse by too few economic resources and inadequate healthcare infrastructure.

National Diabetes Programme in China
In 2003, a National Diabetes Management Programme was set up jointly by Novo Nordisk, the World Diabetes Foundation and the Chinese Ministry of Health. This five-year programme, supported with 18 million Danish kroner (2.4 million euros), aims to prevent, de-

Strategies for access to health

Novo Nordisk has built its strategy for improved access to diabetes care on WHO recommendations.

tect and treat diabetes, and thereby reduce the burden of diabetes on Chinese society.
     The total number of people with diabetes in China is currently estimated to be in excess of 30 million and continuing to grow.
     Project activities will cover an area with a population of around 500 million people, including 20 million people with diabetes. The aim is to introduce systematic diabetes education for doctors and nurses. Fifty thousand doctors and nurses will be trained in diabetes care and management through seminars and on-the-job training. The first national training programme, with approximately 3,500 participants in 33 cities, has now finished.
     In addition, Novo Nordisk is working with partners in seven developing countries to improve diabetes care through activities such as establishing diabetes clinics, training doctors and nurses, and working with governments to set up national diabetes programmes. These countries are Bangladesh, Costa Rica, El Sal-vador, India, Malaysia, Tanzania and Zambia.

Focus on low-income minorities
Access to diabetes care is also an issue in the developed world. Some groups of people, due to their ethnic background and genetic predisposition, experience a higher incidence of diabetes; some of them also experience inequities in access to care. In 2005, Novo Nordisk’s initiatives to better serve the needs of low-income minority populations included:

A three-year project with the University of California at Irvine in the US to identify improvement in quality of care and cultural beliefs about diabetes among Vietnamese living in California. A ‘coaching’ technique is being tested, in which people with diabetes coach one another, as such an approach may be effective in close-knit communities to improve treatment outcomes.

Best possible pricing
Novo Nordisk offers human insulin to the public health systems in the 50 Least Developed Countries (LDCs), as defined by the UN, at prices not to exceed 20% of the average price in North America, Europe and Japan. For 2005, Novo Nordisk offered this pricing policy to all 50 countries and sold human insulin in a total of 32 countries at or below this price, compared with 33 in 2004.

Reaching the poorest nations
The World Diabetes Foundation (WDF) was launched by Novo Nordisk in 2001 as an independent non-profit organisation with a grant of 500 million Danish kroner (about 67 million euros) to be spent over 10 years to improve diabetes care and prevention in the world’s poorest countries. Funding goes towards sustainable projects in education and awareness programmes, and assistance in building healthcare capacity. Today the WDF is supporting 57 ongoing projects with an estimated direct impact on 24 million people in more than 65 countries in the developing world.

The Changing Diabetes Dialogue series, aimed at working with partners to identify barriers to care for low-income minorities.
Dialogues so far have looked at communities in Greece and the Netherlands. The goal is to gather examples of best practice and make these available to those who work with diabetes worldwide

See performance data on access to health at novonordisk.com/annual-report Click: How we perform

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biopharmaceuticals leveraging core competences

Expanding the scope
of biopharmaceuticals

In 2005, Novo Nordisk focused on growing its biopharmaceuticals business within critical bleeds as well as new therapy areas in cancer and inflammation.

Terje Kalland, head of the Novo Nordisk Bio-pharmaceuticals Research Unit, is a determined man. His mission is to expand the Novo Nordisk biopharmaceuticals business, a challenge he does not take lightly. But he takes heart from the fact that in 2005, clinical trials continued to demonstrate the potential of blood coagulation factor NovoSeven® to address critical bleeds in situations where there had previously been little hope of medical treatment.
     “NovoSeven® is poised to grow. If results from our ongoing clinical trials hold up, it will make a difference to a patient population that had little hope in the past,” says Terje Kalland.
     “Many physicians truly believe NovoSeven® has the potential to save lives,” says Richard Weiskopf, project vice president for Emergency Bleeds for Novo Nordisk.

Boost from new R&D centre in the US
In North Brunswick, New Jersey, Marcus Carr is heading up a first-of-its-kind haemostasis research centre, established by Novo Nordisk in 2005. It will provide additional scientific support for building the company’s haemosta-sis business.
     “My goal is to help Novo Nordisk become a world leader in haemostasis,” says Marcus Carr, a renowned expert in the field of coagulation with extensive experience in basic and clinical research from more than 25 years in both clinical practice and academia. “In five to six years I’d like to see us recognised as the preferred partner for evaluating novel ways of treating bleeding and related complications.”

New hope in stroke and trauma
In 2005, Novo Nordisk moved NovoSeven® for treatment of intracerebral haemorrhage (ICH), the most deadly form of stroke, into phase 3 trials. This followed the positive clinical results from a phase 2 trial, reported in the New England Journal of Medicine in February 2005. The results signalled the first-ever breakthrough within ICH. The phase 2 trial found that people given NovoSeven® soon after having experienced an intracerebral haemorrhage were more likely to survive without severe disability.
     About 40% of people who experience ICH die within 30 days; those who survive are left with more severe disabilities than survivors of other forms of stroke, including loss of movement, speech and mental capability.
     NovoSeven® is also in phase 3 trials for use in trauma, such as acute bleeding due to traffic accidents. “Many clinicians with whom I speak who have used NovoSeven® investigationally for trauma-associated haemorrhage feel strongly that the product can effectively stop bleeding in patients with severe trauma. We still need confirmation of the clinical proof of concept, as can be provided by a phase 3 study, and that’s why we’re conducting these trials,” explains Richard Weiskopf.
     For more on Novo Nordisk’s R&D within haemostasis, see pp 10–11. For the status of the pipeline, see pp 12–13.

Targeting cancer and inflammation
The company will exploit its technology platform to develop molecules to target cancer and inflammation as a new therapy area. As a scientist specialising in oncology and inflammation, Terje Kalland is committed to developing a number of projects that will allow the company to gain a foothold in these new therapy areas.
     “In the future, Novo Nordisk will not be content just to defend and extend its leadership in diabetes and haemostasis. We will accelerate the development of protein-based drugs in new therapeutic areas, such as cancer and inflammation. We would welcome another string to our competitive bow, and we are looking to these areas to give us that in due course,” says Terje Kalland.
     Immunotherapy is a promising form of treatment in the fight against cancer. The concept is either to stimulate the immune system or to use proteins produced by the immune system, for example cytokines or monoclonal antibodies, to combat malignant tumours.
     At the moment, the substance that has reached the furthest stage of development is IL-21, which is licensed from ZymoGenetics, Inc, a US biotech company partly owned by Novo Nordisk. This compound is currently being tested in humans with widespread malignant melanoma and renal cancer.
     Novo Nordisk has increased its number of early-stage compounds and has thereby expanded its portfolio of exciting projects.
     “These are areas where, because the success rate is simply very low, you need to have critical mass in your number of research projects, and that is what we are working towards,” says Terje Kalland.
     Terje Kalland acknowledges that there are hurdles to be overcome before Novo Nordisk achieves its ambition of becoming a player in a new therapy area. Its current projects are still at an early stage, with only animal data and early-stage human data available. Yet he believes that Novo Nordisk can make a difference in this area relative to competitors – both within its own areas of expertise and through in-licensing agreements with other firms that can complement that expertise.
     “The management at Novo Nordisk is serious about its commitment to this area. They have ambitious aims to grow the area rapidly and to invest what’s necessary in order to succeed.”

See more about the biopharmaceuticals business at novonordisk.com/annual-report Click: What we do

Our protein expertise will take us a long way. Where we lack expertise we will develop partnerships.

Terje Kalland head of the Novo Nordisk Biopharmaceuticals Research Unit

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How NovoSeven® is used today

Approved for treatment for:
the estimated 3,500 people with haemo-philia with inhibitors in the developed world (US, EU, Japan and other countries)
people with acquired haemophilia (EU and Japan)
people with the rare bleeding disorder Glanzmann’s thrombasthenia (EU)
FVII deficiency (US and EU).

In 2005 approved by the FDA for:
use in surgical procedures involving haemo-philia patients with inhibitors patients with FVII deficiency.

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Fabian Wenger has type 1 diabetes and lives in Bad Schussenried, Germany.

Spotlight on innovation

THE BIG PICTURE

New paradigm to
unleash innovation

It is fair to say that large pharmaceutical companies have not been as innovative as they need to be. The standard paradigm centred around a few conventional drug targets has proven a much harder approach than first believed. In stark contrast, smaller firms that have pursued biologics have had a pretty spectacular turn in the past decade – opportunities large pharma have failed to grasp. This is not to say the industry lacks innovation; most products get to market through some sort of pharmaceutical development. The challenge is to find a new model of innovation.
     Engaging with the small company sector and academia has proven to be fertile ground for innovation. Success in such partnerships is more than simply putting money on the table, but rather having industry contribute its unique skills in drug development and set aside its prejudices about appropriate therapeutic targets. Companies must determine how much they can sensibly outsource without losing their ability to make good decisions. It is a matter of managing those relationships well, and having on board a certain amount of expertise.
     While the old model no longer works, a new model has not yet evolved. Such a model will have to go to the sources of innovation in biomedicine, to academia and small biotech. The winners will be smaller rather than larger, have a diverse range of both therapeutic approaches and molecules, be quick on their feet and very good at external relationships. That is the best model for the moment, but whether it will continue to hold for the next decade remains to be seen.

John Bell
Regius Professor of Medicine, University of Oxford

THE NOVO NORDISK APPROACH

Harnessing creativity
through partnerships

When it comes to cracking the nut of complex chronic diseases, no single company or institution holds the patent on innovation. For that reason, Nicolai Wagtmann, vice president of Biopharmaceuticals Biology at Novo Nordisk, is constantly on the lookout for partners that can help Novo Nordisk assemble a portfolio of promising biological drug candidates within cancer and inflammation.
     He found such a partner in Innate Pharma, a small biotech company in France specialising in cancer immunotherapy. Since 2003, Innate Pharma and Novo Nordisk have been collaborating on the generation of a new therapeutic class of immuno-modulatory antibodies targeting natural killer (NK) cells that may prove to be effective in the treatment of some cancers.
     Novo Nordisk was a preferred partner for Innate Pharma not only for its ability to provide large-scale production, but also for its expertise within biology, Nicolai Wagtmann explains. “If you have good science in-house, you become a more credible player and more interesting to potential partners,” he says.
     ZymoGenetics is another biotechnology firm, based in the US, with which Novo Nordisk has

John Bell was invited by Novo Nordisk to provide a perspective on the hot topic of innovation within the pharmaceutical industry and to outline some of the issues currently under debate.

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Medical representative Anouar Ben Younes	Li Hua works as a research assistant at the Novo Nordisk Research Centre
works in Tunis, Tunisia.	outside Beijing, China.

been able to capitalise on synergies in the development of new compounds for the treatment of cancer (see p 24). Novo Nordisk has around 240 collaborations through scientific in-licensing with biotech firms as well as universities around the world. University research is often at an early stage of development, for example at the biological hypothesis stage or first-patent application, but it can nonetheless provide interesting opportunities to exploit synergies.

Creating a culture of innovation
For Novo Nordisk, innovation is about exploiting ideas that can provide added value for the company and its stakeholders. Innovation is a high priority throughout the entire organisation. The company is working on finding the right balance between management systems and space for new ideas in order to create a true culture of innovation.
     Recently, an external review was conducted of Novo Nordisk’s capacity to innovate relative to other organisations. As a response to the review, a number of innovation projects were selected by top management and are now in the process of being realised. Examples include new models for sales and marketing, new insulin devices for the developing world and more efficient methods for insulin production.
     Nurturing a more risk-taking, entrepreneurial spirit, and yet still managing the inherent risks of drug development to an appropriate level, is critical in the pharmaceutical industry, which faces a risk of around 30% that drugs tested as far as in phase 3 studies will never reach the market. Delays in development of new drugs or failure to obtain approval from regulatory authorities could have a significant negative impact on Novo Nordisk’s ability to maintain its position as a market leader in diabetes care and to reach its long-term financial targets.

Translating knowledge into practice
There are many examples of how Novo Nordisk takes innovative ideas and technologies and puts them into practice. For example, in 1985, the launch of NovoPen® set a new standard in diabetes care. As the world’s first insulin delivery pen, it offered people with diabetes a unique and innovative tool that combined the syringe and insulin container in one instrument.
     Over the last 20 years, Novo Nordisk has continued to enhance and update the NovoPen® range of insulin delivery pens. There have been improvements in accuracy, convenience, durability, discretion and ease of use. The company launched the first-ever prefilled insulin device in 1989. In 2005, on the 20th anniversary of NovoPen®, NovoPen® 4 was launched. It is the world’s most compact insulin delivery pen, with significant user-friendly enhancements such as a three-times larger, easy-to-read dose scale, 50% less pressure required to push the button compared with current available insulin pens, and audible indication when injection is complete.
     These developments in insulin delivery pens have had a significant impact on treatment outcomes for people with diabetes, since patient preference for insulin delivery devices strongly influences their compliance with treatment in the long term.
     Another example of innovation in practice is

the Norditropin® SimpleXx® delivery system for human growth hormone (hGH). Novo Nordisk used its knowledge in developing pens for insulin delivery in order to develop the world’s first liquid hGH in a superior pen device, offering the same simplicity of use and discretion as NovoPen®.

Taking a cue from nature
The discovery of new technologies in the world of science is a rare event. Novo Nordisk succeeded in just that with its acylation technology, a new technology for prolonging the duration of insulin. The technology has been used in the development of Levemir®, the company’s latest insulin analogue, and in the development of liraglutide, a GLP-1 product for diabetes (see p 10).
     What is exciting about the technology, according to Peter Kurtzhals, senior vice president for the Diabetes Research Unit at Novo Nordisk, is that it appears to be generally applicable to any biopharmaceutical compound, which means that use of the technology could result in a potential value upgrade for any compound in the company’s diabetes pipeline.
     “In some ways, this technology is nature’s own idea,” he explains. “We have engineered a natural principle into a pharmacological utility. For me, that’s what innovation is about – taking knowledge and using it for practical purposes to develop better products and processes.”

See more about innovation in Novo Nordisk’s R&D activities at novonordisk.com/science

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challenging workplace
innovation and performance

26%

of the employees in Novo Nordisk's talent pools are female.

The Novo Nordisk Global People Board, responsible for creating the People Strategy of the company, at a meeting in the new House of People in Denmark.

People with values
make the difference

Having a diverse and mobile work-force is a prerequisite for Novo Nordisk to stay competitive in the global marketplace. That way, people can operate seamlessly across national borders as well as functional areas. The People Strategy drives strategic efforts to build an agile organisation guided by a strong set of values.

In less than four years, Jack Chen’s career at Novo Nordisk has taken him in a number of different directions – across functions, business areas and geographical borders. Eighteen months after joining the company in 2002 as strategic planning manager for the company’s US affiliate, he moved to diabetes product management in the US. Then later he returned to his native China to serve first as business development director and now as director of the Biopharmaceuticals Business Unit for Novo Nordisk in China.
     The frequent new job assignments keep him challenged, says Jack Chen. He realises that his broad skills base and his ease at working in different countries make him a valuable employee in a company like Novo Nordisk seeking to expand its global reach.
     “All the career moves add to my operational experience,” says Jack Chen. “What I have learned in the US has been a tremendous help in bringing best practice to China. For example, I challenged our affiliate to adapt the more dynamic style of US national sales meetings and, when they did, it was a great success.”
     Jack Chen’s experience illustrates the four anchors of the People Strategy: recruitment, talent development, rewards and mobility, and performance.
     “Everything we do depends on our people. Every employee must have a chance to devel-

op personally and professionally. We’re expanding our operations internationally, which means we need a diverse and mobile work-force. There are tough business challenges ahead, which means we need to develop leaders,” explains Lars Christian Lassen, senior vice president for Corporate People & Organisation at Novo Nordisk.
     The ambition is to achieve more transparent and uniform performance measures. This will give more flexibility in spotting the right people for vacant positions across borders and functions.

Clear business benefits
The Novo Nordisk People Strategy focuses on two key areas: supporting the values of the company and contributing to meeting business challenges in the markets. People development programmes are designed to achieve closer alignment between competence devel-

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opment and business goals, and talent programmes are a priority to prepare tomorrow’s leaders and facilitate succession management. Furthermore, work is ongoing to develop competitive performance rewards and global health and safety standards for Novo Nordisk’s global workforce.
     The expected long-term business benefits would be higher job satisfaction, lower absence rates and a people retention rate that can outperform industry peers. In 2005, Novo Nordisk was ranked as Best Place to Work in several of its markets (see p 35), and rated as one of the most attractive places to work among engineering, life science and management graduates in Denmark.

Mobility to seize talent
For Novo Nordisk, mobility is making sure that the very best talents are identified and selected, globally. This task is in the hands of the Global Rewards & Mobility Centre of Excellence at Novo Nordisk’s headquarters in Denmark, which is itself a microcosm of the way the company wants to internationalise: the centre’s 11 staff members have diverse backgrounds and come from Denmark, France, Mexico, Portugal, the UK and the US. “We are supporting highly mobile people, so we want to make sure we have international experience ourselves. That way we do our work best,” says Neil Miller, vice president, Global Rewards & Mobility.
     While only 6% of Novo Nordisk’s employees

work outside their home country, this represents a notable increase since 2004. Likewise, the overall global mobility – that is employees on expatriate contracts, extended business trips, transfers on local conditions or in graduate programmes – has increased by nearly 50% since 2002.
     Diversity management is also a priority with Novo Nordisk, but management recognises that there are no quick fixes. For instance, there is a range of initiatives to encourage more women in management, including development and mentor programmes. While the company won awards in 2005 for its efforts in and commitment to equal opportunities (see p 35), results are yet to translate into solid data.
     “In this field, we share the challenges that many other companies are facing – change takes time,” says Global HR Partner Ove Munch Ovesen, who leads the diversity programmes.
     Ove Munch Ovesen is confident that concrete results will materialise: “The programme is paying off, and numbers are moving in the right direction. An example is our talent pool for senior managers, where we have recruited more women in 2005. So in the coming years we are likely to have more women in senior management positions.” The company does not favour quotas, but seeks to nurture the best talent for any job.

Growing talent
Globalisation requires leadership. It requires future talents to be developed to have a global mindset, possess strong traits and values and an ability to work across cultures, lead people from different cultural backgrounds and manage complexity in a constantly changing environment. Novo Nordisk has two global talent pools for management positions: the Lighthouse programme for senior managers and the Greenhouse programme for younger managerial talents.
     Joan Schmidt, American and manager of the Licensing & Litigation team, Corporate Legal, and a member of the Greenhouse programme, is encouraged by this opportunity to learn of the bigger picture and see broader career opportunities in the company: “I’ve worked for Novo Nordisk for 10 years, first as assistant general counsel at Novo Nordisk, Inc in the US for eight years before transferring to Denmark. When your company says ‘we‘ve been watching you, we think you’re doing a good job and we want to give you additional tools to develop further’, that’s highly motivating. I’ve also found that the more I lead other people and acquire responsibility, the more prominent the Novo Nordisk values and the Triple Bottom Line figure in my work life.”
     Moreover, the company offers competence development for all its employees to better equip them to match the business goals. In 2005, investments in people development amounted to an average of 9,899 Danish kroner (1,327 euros) per employee.

Never just a job
     While the People Strategy aims to improve Novo Nordisk’s competitiveness through its people, other programmes also inspire and encourage employee engagement. Novo Nordisk conducted a study on The Future Work Life together with employee unions in Denmark. The project indicated that in an increasingly networked society where change is the only constant, it becomes even more important for people to be engaged in their job and to share a sense of community and support.
     One global programme in particular inspires employees to support the company values. TakeAction!, a volunteer programme, encourages employees to undertake team activities that contribute to the Triple Bottom Line. Activities are in support of social objectives and often involve local communities. The only prerequisite is that activities are aligned with the company’s business objectives.
     Another is NovoSund, a prevention programme that aims to inspire and enable employees and their families to adopt a healthier lifestyle and reduce their risk of developing chronic diseases like diabetes. Novo Nordisk is taking a rigorous approach and works to produce solid data that can show the impact of various interventions. In this way the company will package its offerings of healthy choices and activities to the maximum benefit of its people.

See performance data on workplace quality at novonordisk.com/annual-report Click: How we perform

The People Strategy is our framework to continue to inspire, engage and develop our employees' talents so that we can meet our strategic objectives.

Lars Christian Lassen senior vice president, Corporate People & Organisation, Novo Nordisk

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The FlexPen® plant in Hillerød, Denmark.	Switzerland: 78 people work in the two regional headquarters Region Europe and International Operations.

Spotlight on globalisation

THE BIG PICTURE

Plug into the
global economy

I know of a New York restaurant that has outsourced its reservation service to a company in India. That’s my favourite metaphor for globalisation. What they’ve done is to take advantage of the digital revolution to move one function – just the one function where it makes perfect business sense to do so. The chef and waiters stay in New York. You don’t have to disaggregrate an entire business; but if you want to stay competitive, you have to look at what elements can be done better in new ways. That’s how a company can be responsible to shareholders, employees and society.
     There are evidently two sides to glob-alisation. Fundamentally it offers advantages. In emerging economies, by and large Western companies are a force for good. Paying a premium for talent sends a signal that education pays. The biggest hope we have – and the solution to global inequity – is moving these countries in the right direction. Acquire technological skills, knowledge – that’s how we can improve the world. The message to people should be: you can plug into the global economy and prosper.
     The caveat is that there is going to be intense competitive pressure on the workforce in the West. That’s the central dilemma. We owe it to Western workers to enable them to move up the value chain. Those with easily reproducible skills are most at risk. The real challenge is to make massive investments in training and retraining. This requires governments and private organisations to invest and work together – not just take protective measures, which is a short-term defense.

Fareed Zakaria
Editor, Newsweek International

THE NOVO NORDISK APPROACH

Striving for
balanced growth

For Niels-Erik Olsen, shop steward for Novo Nordisk’s largest insulin production facility in Kalundborg, Denmark, the company’s strategy to expand its production beyond its traditional production base in Denmark prompts anxiety among some of his fellow workers concerned about their job security.
     In meetings held in 2005 between employees in Denmark and Lars Rebien Sørensen, president and CEO of Novo Nordisk, globalisa-tion was a hot topic: employees wanted to understand the rationale behind the decision to extend production outside Denmark, and they wanted senior management to advocate wage tax reductions in Denmark to lower living costs and the ensuing pressure to retain a high wage level.
     Lars Rebien Sørensen recognises the dilemmas. “Many rich countries with high tax levels and living costs are concerned that glob-alisation will mean jobs moving out. The reality is that in recent years we have managed to create around 2,500 new jobs outside Denmark while at the same time creating around 800 new jobs in Denmark. This has been possible because we are competitive and constantly

Fareed Zakaria was invited by Novo Nordisk to provide a perspective on the hot topic of globalisation and to outline some of the issues currently under debate.

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Dr Masae Minami has type 1 diabetes and works as a diabetes specialist at her own clinic in Fukuoka, Japan.

grow our business. We have also been able to secure existing jobs through new skills development and job transfers. The company’s success is the best job guarantee for anyone. But I can understand that for the individuals exposed to these changes, it causes a lot of anxiety. That’s why we engage in a dialogue with our people and offer competence upgrades.” A Job Transfer Center for production employees in Denmark gives employees from downsized Danish production sites a chance to register their skills and preferences and be referred to jobs and relevant training within Novo Nordisk. Since May 2004, 166 employees have received a new job at Novo Nordisk through the centre. In another initiative, employee trade unions in Denmark and Novo Nordisk management took part in the Future Work Life project to explore conditions for and development opportunities in operations in Denmark over the next 10 years.
     “We appreciate the open dialogue; it’s important that we can talk about these issues,” says Niels-Erik Olsen.

Many faces to globalisation
There is another side to the story: Novo Nordisk’s investments in new and growing markets, often with struggling economies, are also seen as a boon. For example, Athos Avelino, mayor of Montes Claros, Brazil, welcomed Novo Nordisk’s decision to invest substantially in an additional insulin production facility in his city. It meant jobs and a boost to the local economy.
     “The investment brings more money to our community, not just the 600 permanent jobs at the facility, but 2,500 construction jobs and more service jobs to satisfy the needs of the influx of people into the city,” says Mayor Avelino.
     It comes down to balanced growth. Novo Nordisk views globalisation as an opportunity to retain its competitive edge as a focused pharmaceutical company through market expansion, global sourcing and building a diverse workforce. But these are transitions that must be handled responsibly. Novo Nordisk recognises its role in supporting balanced economic growth and assumes a particular responsibility wherever the company has a local presence. Global outreach and a strong international mindset are required in a globalised economy, as well as consistent values, global standards of business conduct and a readiness to deal with the concerns of those affected by the impact of globalisation.

Getting access to talent
Globalisation is not only about moving work-places to locations with lower costs and taxation levels. It is also about getting access to international talent and investments.
     “In today’s business environment, it is critical that we can attract the best people,” says Kåre Schultz, chief operating officer for Novo Nordisk. “Among other things, this means having a presence where we have the best conditions for attracting top talent.”
     That was one of the reasons why the NovoSeven® marketing function was moved from Denmark to Zurich, Switzerland, in 2005. “This decision offers a number of advantages seen from an operational and organisational perspective,” says Kåre Schultz. “The international environment, access to highly qualified people with pharmaceutical experience, and the proximity to two of our regional headquarters make Zurich an attractive location.”

Wider reach, deeper impacts
With its global expansion Novo Nordisk achieves significant business benefits and helps build healthier societies through the provision of its core products and services.
     In addition, the company seeks to measure its economic footprint and its contributions to social benefits and economic growth by providing increased employment, skills development, technology transfer and investments.
     At the same time, establishing business and operations across diverse cultural and political boundaries exposes the company to a host of ethical challenges around issues such as labour rights, human rights and bribery and corruption. This makes it more essential than ever to ensure that business is conducted in accordance with the principles and values laid out in the Novo Nordisk Way of Management and the Triple Bottom Line approach.
     To be better prepared to take on these challenges, in 2005, Novo Nordisk formulated a business ethics policy (see pp 36–37) setting global standards for ethical business conduct. Several support functions launched programmes in response to strategic responsibility challenges. Examples are the People Strategy with its focus on mobility and leadership development (see pp 28–29), and the corporate brand promise ‘changing diabetes’ that builds on the company’s core value propositions.

See more about Novo Nordisk’s initiatives in response to globalisation at novonordisk.com/ annual-report Click: How we work

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challenging workplace
innovation and performance

Quality Mindset
sets the standard

Novo Nordisk puts quality front and centre. Even more so after the establishment of Quality Mindset as a fundamental in the Novo Nordisk Way of Management. As consumers and governments are raising the quality bar, quality is turning into a real competitive parameter.

Today’s healthcare consumers are demanding; they know good quality from poor, and they expect the best for themselves and their loved ones. People living with a chronic condition expect outstanding quality from the products they use every day over a lifetime. When product safety is called into question, it leads to general mistrust from consumers and raises awareness about the need for vigilance on quality matters.
     “It is not enough to simply comply with quality standards. We must ensure that the products we develop and manufacture meet the healthcare needs of the people we serve, and live up to their expectations for quality – every time, long term,” says Lars Almblom Jørgensen, executive vice president, Quality, Regulatory Affairs and Business Development at Novo Nordisk.
     Trust takes time to earn, and comes from consistently showing a strong quality mindset in everything the company does; from the products it brings to the market to the responsiveness of people across the organisation, he adds.

Strong focus on quality
A new fundamental principle has been added to the Novo Nordisk Way of Management: ‘Everyone must continuously improve the quality of their work.’
     This is being integrated through a Quality Mindset that encourages all employees to work across organisational barriers. Some 14,000 separate quality action plans are consistently tracked.  There has been a significant improvement in timely adverse event reporting and customer surveys indicate an improvement in the level of customer satisfaction.
     Overall, Novo Nordisk follows a ‘cut-no-corners’ philosophy in the way it develops new products and makes improvements. Quality is part of the way the company builds on its core competences and knowledge. For example, customers’ suggestions for improvement were instrumental in the development of the NovoPen® insulin device product line that celebrated its 20th anniversary in 2005 with the newest-generation pen, NovoPen® 4 (see p15).

Increased vigilance
Governments are becoming increasingly vigilant about ensuring that healthcare products live up to high quality standards in order to ensure safety for consumers and in the interest of society. Greater regulation and monitoring of product safety are being introduced worldwide, among other things through inspections to ensure that facilities employ Good Manufacturing Practice (GMP).
     Novo Nordisk is in compliance with regulatory demands and averages approximately 50 inspections per year. None of the inspections in 2005 revealed any major non-compliance with regulations concerning customer health and safety.
     In fact, the US Food and Drug Administration (FDA) has used the Novo Nordisk production facilities in Clayton, US, as a sterile product-processing training site for its inspectors. During such inspections, the FDA trainers have identified some ‘best practice’ processes used by the operation. Novo Nordisk requires the same GMP standards wherever it operates in the world. “One important benefit from being vigilant about our quality standards has been the strengthening of relations with regulatory authorities. They’ve come to expect our facilities to be in good shape and in compliance, and we do our best to live up to their trust,” says Lars Almblom Jørgensen.
     Novo Nordisk has also introduced cLEAN®, the Novo Nordisk version of the LEAN production philosophy aiming at optimising flow and increasing productivity. It is a way of thinking, a new and smarter work culture being applied within quality, production, laboratories, processes, distribution channels and administrative units.
     Within Product Supply its goal is optimisation throughout the supply chain by shortening lead times and focusing on zero defects, simplicity and continuous improvement. For Quality, it is also about improved monitoring of critical processes to prevent potential problems and allow effective communication.
     The dedication to quality is a fundamental commitment to the millions of people using Novo Nordisk products every day.

Faster response to customers
There are numerous examples of where cLEAN® has had positive results. For example, the Novo Nordisk Customer Complaint Center reduced the turnaround time from up to 20 calendar days to only two working days through a dedicated cLEAN® effort involving all employees in the Customer Complaint Center. Furthermore, the effort to improve customer relations through optimising complaint-handling continues.
     Increased productivity in insulin production means that Novo Nordisk affiliates rarely face product shortages. Solving a bottleneck in the dispensing unit on the filling line at the Clayton facility reduced downtime by 93%. At the Chartres production facility, technicians carry out maintenance on machines while their colleagues are at lunch, so no time is wasted.

See more about Novo Nordisk’s Quality Mindset at novonordisk.com/annual-report Click: How we perform

We have a tremendous responsibility to our customers. Every day, millions of people put their lives in our hands.

Lars Almblom Jørgensen executive vice president, Quality, Regulatory Affairs and Business Development, Novo Nordisk

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When lives hang
in the balance

Every day, Signe Wenneberg juggles to keep her son Simon (centre), who is 10 and has type1 diabetes, healthy and happy. And at the same time keeping family life as normal as possible for little brother Noah, who is five. Being able to trust the insulin and insulin pump her son uses to stay in control of his diabetes gives her one less thing to worry about.

     “I know these products save my child’s life every day,” says Signe Wenneberg, a writer who lives in Denmark. “I rely on these products but I don’t take them for granted. There are so many things that can go wrong when you have a child with diabetes. You have to consider how much your child will exercise each day, what he will eat, whether the insulin in his schoolbag will be left out in the sun and get too warm. It’s a huge pressure. Anything that can ease that pressure makes our lives easier.”

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news

Employee share
programme

To stimulate the ownership interest in the company and to provide incentive, the employees were granted a global offering of shares in the autumn of 2005. The offering includes approximately 1 million B shares (equivalent to around 0.3% of the total share capital), which was sold from the company’s holding of treasury shares at a price of 150 Danish kroner per share. These shares will generally have a minimum restricted period of five years for employees in Denmark and three years for employees outside Denmark. A total of 13,400 employees have bought shares.

Lars Rebien Sørensen,
a principal voice

The president and CEO of Novo Nordisk was one of 13 individuals invited to take part in Principal Voices, a project aimed at stimulating discussion on some of the major challenges facing the world today. Throughout 2005, the project sponsors, Time, Fortune and CNN, in association with Shell, brought together a group of globally renowned experts in a series of videos, articles and round-table discussions.

Lars Rebien Sørensen has appeared on an ongoing basis on CNN from January to September. The Principal Voices video has been shown in more than 200 countries on five continents, reaching more than 147 million households.
In October, during a round-table discussion in London, Lars Rebien Sørensen offered his perspective on the role of a pharmaceutical company in improving diabetes care in the developing world.

Novo Nordisk cited as
sustainability leader

In its 2005 analysis of sustainability leadership, the Zurich-based SAM Group rated Novo Nordisk a Super Sector Leader in healthcare.
     The rating places Novo Nordisk as a health-care leader on the global Dow Jones Sustainability World Index as well as the pan-European Dow Jones STOXX Sustainability Index. These global indexes track the financial performance of the leading sustainability-driven companies worldwide. Novo Nordisk is consistently placed among the best in the indexes, but this is the first time it has been named Super Sector Leader.
     Lars Rebien Sørensen, president and CEO of Novo Nordisk, was awarded the Sustainability Leadership Award by the Sustainability Forum in 2005. The prize is given annually to an individual for personal leadership or pioneering work in implementing the principles of sustainability within the private sector.

Supporting youth
soccer in Brazil

Seventeen Brazilian teenagers travelled to Den-mark in 2005 to play in the Tivoli Cup 2005, an international soccer tournament with Novo Nordisk as its main sponsor. They made it undefeated through the tournament to win the finals. The youths come from the poor neighbourhoods around the city of Montes Claros, where Novo Nordisk has a production site. The soccer team is one of several community projects initiated by Novo Nordisk in the local community. There are 24 youths, ages 14 to 16, currently on the team, but that number will soon increase to 50 players.

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South African scoops
media prize 2005

The winner of the 2005 Novo Nordisk Media Prize is South African journalist Justine Joseph. With a mother and stepfather with diabetes, Justine Joseph grew up in a household where diabetes was considered an opportunity for a healthier lifestyle rather than a burden. In the winning article in the South African magazine Shape, What diabetes can do for you, Justine Joseph describes how her family and close friends with diabetes lead full, healthy lives. The Novo Nordisk Media Prize, supported by IDF, was first awarded in 2003. A certificate and a 10,000 euro award are given every year for excellence in writing on diabetes in the lay press.

Novo Nordisk ranked
top place to work

The Novo Nordisk affiliates in Argentina, Brazil, Denmark, Sweden, the UK and the US were recognised as a ‘Great Place to Work’ in 2005. In the UK competition, Novo Nordisk received a special award in the category Corporate Responsibility and in the European competition an award for Pride. Novo Nordisk in the UK and Sweden were both named among the 100 Best Workplaces in Europe.
     Novo Nordisk in Brazil was named as one of the top 50 best workplaces for women in the country. In Argentina Novo Nordisk was named among the 100 best work-places in Latin America and as one of the three best companies to work for in Argentina.
     All the awards were given by the Great Place to Work Institute. It organises annual competitions in 24 countries, asking employees about the level of trust and quality of relationships that exist between themselves and management.
     Novo Nordisk was rewarded twice in Denmark during 2005 for diversity and equal opportunities. The MIA Prize for diversity, established by the Danish Institute for Human Rights with support from the EU, was presented to Novo Nordisk by Her Royal Highness Crown Princess Mary of Denmark. The prize for equal opportunities was awarded by the Great Place to Work Institute based on a survey among 100 Danish companies. Novo Nordisk was recognised for its guidelines on equal opportunities and their presence in the company’s Balanced Scorecard.
     The journal The Scientist ranked Novo Nordisk as the fourth best place to work in the world among large biotechnology and pharmaceutical companies. This was based on the responses of1,600 scientists working in the US, Canada and Western Europe.

Her Royal Highness Crown Princess Mary of Denmark and Lise Kingo, Novo Nordisk.

Reaching out to
disaster victims

A number of natural disasters in 2005 took a heavy toll on human life and suffering, including people with diabetes. In the aftermath of the devastating earthquake in Pakistan, Novo Nordisk committed 1 million Danish kroner (134,000 euros) from the company to the relief work. Half was directed to the Danish Red Cross in support of the organisation’s general relief efforts in the region, while the other half is to be used at the discretion of the Novo Nordisk affiliate in Pakistan for projects aimed at rebuilding diabetes care infrastructure in the region. Directly after the earthquake, the affiliate donated insulin and other products worth around 0.7 million kroner (94,000 euros).
     When Hurricane Katrina hit the Gulf Coast of the US, the Novo Nordisk US affiliate shipped nearly 4 million US dollars’ (3.4 million euros) worth of FlexPen® insulin pens, insulin vials and needles to shelters, clinics and doctors in the area. Over 65,700 packages were sent to 118 different locations, benefiting many thousands of people with diabetes. Novo Nordisk has also matched private donations by staff to the American Red Cross. On top of this, a total cash donation of 1 million dollars (846,000 euros) was donated to selected relief organisations.
     Other natural disasters recede from the headlines, but their painful legacy lives on. Sri Lanka is still trying to rebuild after the 2004 tsunami. In its continuing efforts to help the country, Novo Nordisk donated about 180,000 dollars (153,000 euros) to Sri Lanka in 2005 to help rebuild and upgrade the diabetes care facilities that were destroyed. The contribution will also provide necessary facilities for early detection and health education.

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V Anbazhagan, N Saravanan, SG Dilipkumar and R Kannaiyan are medical sales representatives in Chennai, India.	Martha White-Ewans works as a diabetes care specialist in Oakland, California, US.

Spotlight on business ethics

THE BIG PICTURE

With integrity
at stake, industry
needs to act

Companies must take a forceful and vigilant stance against bribery and corruption and other violations of good business conduct. To achieve this, comprehensive ethics policies and procedures are essential. These require time and effort to develop and then improve, but a greater challenge still is to make sure that all employees live by them and to translate them into everyday business practices.
     Applying business ethics is not just a matter of how a company’s employees operate but also how the company’s partners, its consultants and agents operate. They too must behave according to high ethical standards. The company must also communicate publicly to its stakeholders that they can expect the company to behave ethically.

     For pharmaceutical companies, ethical issues often extend beyond bribery. Avoiding conflicts of interest, ethical marketing and ensuring that the health of consumers remains foremost must be integral to their ethical policies.
     Pharmaceutical companies must be proactive and anticipatory rather than rely on simply responding when a crisis occurs. By adopting sound ethical policies and procedures, and implementing them openly and transparently, pharmaceutical companies can minimise the risk of corruption and foster confidence among their employees, their stakeholders and consumers at large.

David Nussbaum
Chief executive, Transparency International

NOVO NORDISK’S APPROACH

Providing clarity and
direction for good
business practice

Managers who work for the regional office of Novo Nordisk in Latin America often come to Maria Augusta S Buarraj, the region’s legal manager, for guidance on how to deal with issues that come up in their daily business – for instance, the proper procedures regarding handling of donations.
     Now Maria Buarraj’s job, and that of the managers she advises, is a bit easier, thanks to a new Novo Nordisk business ethics policy launched in September 2005 and supported by new standard operating procedures and company-wide training.
     “Having the policy and procedures in place will help avoid different interpretations of what is acceptable practice,” she says. “The managers in our region have a good sense of what is ethical, but it can be a subjective matter; there are always grey areas. The policy makes very clear the company’s ethical standards regarding donations, gifts and commission fees for local distributors, all of which our managers deal with as part of their everyday business. Taking the policy on board has not been difficult; in fact, it saves us time. And our

David Nussbaum was invited by Novo Nordisk to provide a perspective on the hot topic of business ethics and to outline some of the issues currently under debate.

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Reiko Yanagisawa is a medical sales representative in Tokyo, Japan.

employees do expect a very high ethical standard from the company.”
     Novo Nordisk believes it is important for employees working in a high-pressure, competitive environment to have clear guidance on ethical behaviour. Increasingly, stakeholders expect companies to hold themselves to high standards of conduct. And companies that have clear guidance and transparency will be better prepared to respond to those expectations.

Facing dilemmas
While the Novo Nordisk Way of Management serves as the overall guiding principles, the company recognises that, particularly in situations where ethical judgement is left to individual employees, those principles cannot stand alone. Staying true to principles of good business conduct can present dilemmas. Nevertheless, to Novo Nordisk this must never be used as an excuse.
     Despite its long-standing commitments to conduct its business responsibly, dilemmas do emerge and must be addressed case by case. In a report published in October 2005 by an enquiry committee under the United Nations (UN), Novo Nordisk was mentioned as one of around 2,200 companies that allegedly paid so-called after-sales service fees in connection with contracts entered into under the UN Oil-for-Food Programme. Between 1996 and 2003, the programme enabled Iraq to sell limited quantities of oil to meet the humanitarian needs of its people during the economic sanctions that were imposed on Iraq following its invasion of Kuwait.
     Novo Nordisk’s own assessment is that no il-

legal activities have taken place in connection with Novo Nordisk’s contracts or payments.
     This situation does however underline the difficulty of operating in countries around the world with very different business practices.
     This presents one dilemma, according to Lars Rebien Sørensen, president and CEO of Novo Nordisk: “We have supplied the Iraqi people with insulin for the last 15 years, and we have traded there for 30 years. If we had opted to withdraw from Iraq, I’m not sure that the Iraqis would have been able to obtain the medicine they needed,” he says.

Putting policy into practice
As a signatory to the United Nations Global Compact, Novo Nordisk is working actively to implement the 10 Global Compact principles into its business and within its sphere of influence. This includes working against all forms of corruption, including extortion and bribery. The new business ethics policy is backed by three procedures:

contributions and limits for entertainment of customers. It also states that employees can never offer anything of value to a public official for the purpose of obtaining an improper benefit for Novo Nordisk.
     It is the responsibility of all managers to communicate the new procedures to employees, promote business ethics and lead by example. Therefore, training in the policy and procedures began in January 2006. This includes mandatory e-learning for all managers worldwide.
     Moreover, all top management groups in the markets, International Marketing and Strategic Sourcing will run customised workshops prepared by Corporate Legal during 2006 discussing business ethics within their area in detail.
     In addition to the training, advice in specific situations is available to employees through the Corporate Legal function, concerns can be raised through a whistleblower function via the Audit Committee, and the Group Internal Audit and the facilitation function will review the implementation of business ethics. Furthermore, the commitment to business ethics is incorporated in the company’s Balanced Scorecard.

Business ethics – dealing with conflict of interest, bribery, facilitation payments, donations and interaction with suppliers
Promotion of pharmaceutical products – covering interaction with public officials and healthcare professionals
Novo Nordisk contracts with marketing consultants and agents – concerning legal compliance, contracts and fees for services, deliverables and payments, accounting and documentation etc.
The procedures make clear how Novo Nordisk employees should act to preserve ethical standards. This includes a prohibition on political
See more about Novo Nordisk’s business ethics approach at novonordisk.com/annual-report Click: How we perform

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values in action
striking the balance

Ethical practices
guide medical research

Demands for greater accountability and transparency are rising, with companies expected to show how they ensure ethical considerations in the process of bringing products to market.

Healthcare companies hold a unique ethical responsibility by the very nature of their business. While regulatory authorities monitor that research is conducted in accordance with relevant laws and universal principles, stakeholders also seek reassurance that companies consider any ethical concerns that may emerge. In particular, this is a matter of being respectful of the integrity of people participating in medical studies, animal welfare and culturally founded objections to certain types of research.

Disclosure of clinical study results
The pharmaceutical industry came under fire in 2004. It was suspected of not making all results publicly available from its clinical trials, particularly results compromising the market value of its products. One response was a decision by the International Committee of Medical Journal Editors (ICMJE) to only publish clinical trial results from trials that had been registered in a public database at their inception. The US National Institutes of Health (NIH) extended their site for use on a global scale – www.clinicaltrials.gov. Additionally, the Pharmaceutical Research and Manufacturers of America (PhRMA), an industry association, established a site to hold clinical information and references to publications, and requested its member companies to include all clinical trials finalised after 1 October 2002 for marketed products (www.clinicalstudyresults.org). Novo Nordisk complies with the ICMJE requirements and also posts its trial results on the PhRMA site. The ICMJE requires the registration of trials that started recruiting on or after 1 July 2005. Because many ongoing trials were not registered at inception, the ICMJE will consider for publication ongoing trials registered before 13 September 2005. Novo Nordisk has met both deadlines, with 51 trials of compounds registered at the NIH site by the end of 2005 and 73 trials for marketed compounds posted on the PhRMA site.
     “Honest and full disclosure of all studies is an important first step towards transparent and ethical practices. What we need to do next is to establish a mechanism for independent validation and a body to monitor and execute any required sanctions,” says Torben V Schroeder, member of the ICMJE and editor of the Journal of the Danish Medical Association.

Informed consent
The principle of informed consent is at the core of human drug testing and is contained in guidelines endorsed worldwide, such as the World Health Organization’s Helsinki Declaration. These rules prohibit coercion and trickery, and give patients the right to withdraw from a trial at any time for any reason. A hotly debated topic is whether informed consent can be upheld in countries where the participants may be impoverished and illiterate or where government ethical oversight may be lacking or limited. Obtaining informed consent also presents dilemmas, such as in cases where patients’ condition makes them unable to give informed consent.
     “Novo Nordisk ensures that the people participating in the trials are given detailed information both verbally and in written form. We provide information on the purpose of the trial in the native language, both the potential risks and benefits of participation,” says Anders Dejgaard, chief medical officer in endocrinol-ogy reporting, Novo Nordisk. “We make sure that illiteracy, poverty or cultural barriers do not prevent a person’s full understanding of the issues involved in participating in a clinical trial. Moreover, we only initiate trials in countries that can provide approval from an external local ethical committee.”

Leading standards for animal welfare
The use of animals is essential for the discovery, development and production of pharma-

ceutical and medical products, and is required by regulatory authorities. However, it is also a source of concern for many people. That is why animal experimentation is one of the industry-specific reputational risks identified by financial analysts. They want to see evidence that companies duly consider this issue, and are also vigilant in looking for best practices.
     Novo Nordisk has a long history of engaging with stakeholders such as animal welfare organisations to find solutions for improving the welfare of experimental animals. The company recognises that not all animal experiments can be replaced in the foreseeable future, but will only use animals where no available and acceptable alternative exists. With its ongoing commitment to finding new ways to replace, reduce and refine the use of animals for testing (the three Rs), Novo Nordisk has been setting new standards in this area. One example is the state-of-the-art housing standards.
     Due to a higher activity level in the discovery phase in 2005, there was a 22% increase in the number of purchased animals, from a total of 47,311 to 57,905 animals, of which 97% are mice, transgenic mice and rats.
     Novo Nordisk is the pioneer of a new discipline called biosimulation, which involves computer models that simulate human beings as closely as possible. In the long term, biosimu-lation can lead to fewer and better experiments on animals, and fewer people will be needed for clinical trials of new drugs. Novo Nordisk is the only healthcare company participating in a new, EU-supported network of scientists working on biosimulation.

See more about Novo Nordisk’s bioethics at novonordisk.com/annual-report Click: How we perform

Full disclosure of clinical trial results ensures that the public can access information that helps shape medical decision-making.

Anders Dejgaard chief medical officer, Novo Nordisk

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Environmental strategy
builds the business case

Today, with ample evidence that the global climate is changing, there is a strong case for global leaders to take responsible action. The business case is equally clear: proactively preparing for a carbon-constrained future is a matter of cost-effective environmental management and risk mitigation.

While the world’s political leaders were preparing to travel to Montreal, Canada, for what was to become an encouraging breakthrough commitment to negotiate future binding CO2 reduction targets, more than 130 people from Novo Nordisk with responsibilities for environmental management in Product Supply and Research & Development met in Denmark to kick off an ambitious plan for CO2 reductions: by 2014, the company will have achieved a reduction of 10% of its CO2 emissions as compared with 2004 emission levels.
     The target has been defined in an agreement with WWF, which makes Novo Nordisk the 10th company in the world to become a member of the Climate Savers programme.
     Climate change cuts across the dimensions of the Triple Bottom Line: it is now generally recognised as a huge global challenge, with potentially devastating consequences for the world’s environment, for people’s health and for economic development. To Novo Nordisk it also taps directly into the company’s strategic business objectives.

Going for a stretch target
The Climate Savers agreement marks the successful conclusion to more than a year of preparations, assessments and investigations. “We have indeed set the organisation up for an ambitious stretch target,” says Per Valstorp, senior vice president of Novo Nordisk Product Supply. “In the absence of emission reduction programmes, Novo Nordisk’s emissions would increase by approximately 67% during the period 2004–2014.”
   Such projections speak for themselves. Given the diabetes pandemic, there will be increased demand for insulin, and manufacturing facilities are bound to be expanded within the 10-year timeframe. Furthermore, the production of insulin analogues is highly resource intensive.
    The CO2 strategy encompasses all production sites globally and will also be implemented under the broad umbrella of the cLEAN® programme. The significant CO2 reductions will be achieved through a broad range of measures which include energy efficiency, fuel switching and conversion to renewable sources. Given the fact that currently 91% of the company’s CO2 emissions arise in Denmark, where energy supplies are predominantly based on fossil fuels, significantly reducing CO2 emissions will require genuinely innovative thinking and technology leaps, and –most importantly – it will rely on the active participation of everyone in the organisation.
   “We believe that we can find 20% of the necessary CO2 reductions through energy savings, and that is why we invited all of our people responsible for environmental management to get involved. They know our equipment and processes better than anyone, and they have already given us many ideas to explore,” says Per Valstorp. Furthermore, Novo

Nordisk Product Supply is well underway in implementing cLEAN® – an adapted LEAN manufacturing programme that aims at optimising flow and increasing productivity. In other words, cLEAN® leads to better exploitation of production facilities, raw materials and energy, thereby making it possible to postpone expansions of production facilities. By producing more with less, so to speak, cLEAN® will have a significant positive effect on the use of energy, and consequently CO2 emissions.

Revisiting priorities
In 2005, Novo Nordisk revisited its environmental strategy to prioritise and align environmental focus areas with business objectives. While the climate change strategy is the number one priority, other corporate-led initiatives look at different aspects of the products’ lifecycle: the safe use of genetically modified organisms (GMOs), sustainable processes, product stewardship, transportation and supply chain management. Regular management of environmental impacts, in turn, is organised through ISO 14001-certified processes at the individual sites. Here, compliance with regulatory requirements, pollution prevention and eco-efficiency are the responsibility of line managers, and achieving these targets is factored into their bonus schemes.

See more about the strategic priorities and environmental data at novonordisk.com/ annual-report. Click: How we perform

With the stretch targets in our CO2 strategy, we want to challenge perceptions of what can be done and demonstrate that there is a solid business case for protecting the environment.

Per Valstorp senior vice president, Product Supply, Novo Nordisk

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Reporting against
global standards

Novo Nordisk has chosen an integrated approach to reporting on its financial and non-financial performance. Hence, this report follows current international standards in terms of both mandatory and voluntary reporting.

The Novo Nordisk Annual Report is the responsibility of the Board of Directors and Executive Management. The information is audited and assured (see pp 106–107).

IFRS
As of 2004, Novo Nordisk’s financial accounting principles comply with International Financial Reporting Standards (IFRS) as adopted by the EU. This is one year ahead of requirements.

Sarbanes–Oxley
In 2005, again a year ahead, Novo Nordisk is in full compliance with the requirements of documenting and reporting on the effectiveness of internal controls over financial reporting, as required by the Sarbanes–Oxley Act. Novo Nordisk provides this information in its Form 20-F filed in February 2006.

Corporate governance codes
As an international company listed on the stock exchanges in Copenhagen, New York and London, Novo Nordisk is in compliance with Danish, US and UK securities laws, with the Danish Recommendations on Corporate Governance, and is in general in compliance with corporate governance standards on the New York and London Stock Exchanges.

AA1000 Framework
Novo Nordisk’s non-financial reporting follows the accountability standard, AA1000 Framework. It states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society. The annual report is assured against AA1000AS.

Global Reporting Initiative Guidelines
Novo Nordisk reports in accordance with the Global Reporting Initiative’s (GRI’s) 2002 Sustainability Reporting Guidelines which require reporting according to 11 principles and against a list of indicators. In the online report there is a GRI index with an overview of the full ‘in accordance’ reporting.

Global Compact
Novo Nordisk is a signatory to the United Nations Global Compact, a platform to promote good corporate principles and learning in the areas of human rights, labour, environment and anti-corruption. The company reports on actions to implement its 10 principles during 2005 in a Communication on Progress, including performance metrics aligned with the GRI Guidelines.

See Novo Nordisk’s performance data at novonordisk.com/annual-report Click: How we perform

Novo Nordisk’s GRI Content Index 2005 at a glance

	Indicators	Level of reporting

Vision and strategy	1.1, 1.2	2

Profile	2.1– 2.22	22

Governance structure and management systems	3.1– 3.20	20

GRI Content Index	4.1	1

Economic performance	EC1– EC13	9	4

Environmental performance	EN1– EN35	16	19

Social performance	LA1– LA17	11	6

	HR1– HR14	6	8

	SO1– SO7	7

	PR1– PR11	7	4

Fully reported / Number of indicators Not reported / Number of indicators

Global Reporting
Initiative Guidelines
Novo Nordisk reports ‘in accordance’ with the Global Reporting Initiative’s (GRI’s) 2002 Sustainability Reporting Guidelines. This approach offers a comprehensive, balanced and transparent account of the company’s sustainability performance. In essence, this means that the reporting is based on 11 sound principles for sustainability reporting and that it responds to 142 indicators covering economic, environmental and social aspects of the business performance.
     The table illustrates how Novo Nordisk responds to the GRI indicators. In most cases reporting covers all aspects of the indicators. This is marked as fully reported. For the remaining indicators, Novo Nordisk reports only on some aspects of the indicator; this is marked as not reported. In these cases, however, an explanation for the omission is offered in the GRI Content Index, available in the online report. Typically, this is either because the indicator is irrelevant to Novo Nordisk’s operations or because it is not possible to generate the required information.

See Novo Nordisk’s GRI Content Index at novonordisk.com/annual-report Click: How we are accountable

40	Novo Nordisk Annual Report 2005

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     contents list
financial and non-financial statements 2005

42	Management report
and discussion

52	Financial
highlights

53	Non-financial
highlights

54	Corporate
governance

56	Risk management
58	Consolidated
income statement

59	Consolidated
balance sheet

60	Consolidated cash
flow statement and
financial resources

61	Consolidated
statement of changes
in equity

62	Notes – accounting
policies

67	Financial definitions

68	Notes – consolidated
income statement

72	Notes – consolidated
balance sheet

79	Notes – consolidated
cash flow and
financial resources

80	Notes – additional
information
92	Consolidated
non-financial
statements

98	Accounting policies
for non-financial
statements

100	Companies in the
Novo Nordisk Group

102	Summary of
financial data
2001–2005

104	Quarterly figures
2004 and 2005
(unaudited)

105	Management
statement

106	Auditors’ reports
108	Board of Directors

110	Executive
Management

111	Shareholder
information

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Management report and discussion

Novo Nordisk is very pleased with the strong financial results that have been achieved in 2005. This has been a year of continued strong demand for Novo Nordisk’s key strategic products: the insulin analogues and NovoSeven®. There has also been solid growth in the sales of products within Novo Nordisk’s other therapeutic areas.

During 2005, the company continued to realise efficiency gains in its production. In combination with the strong growth in sales this has enabled Novo Nordisk to further expand the diabetes care sales force in the important North American market as well as in key markets in Europe. Furthermore, additional funds have been allocated to research and development to ensure the best possible foundation for moving key projects forward in clinical development.

Business performance and discussion

Reported sales in 2005 of DKK 33,760 million correspond to a sales growth of 16% as compared with sales in 2004 of DKK 29,031 million, with the key drivers of growth being:

thereby exceeding the expectations for operating profit as communicated in January 2005. Measured in local currencies and excluding the impact from non-recurring items operating profit increased by around 20% – thereby exceeding the long-term financial target of 15%, which formed the basis for the operating profit growth expectations for 2005.
     The operating margin for 2005 was realised at 24.0%, unchanged relative to the previous year. The unchanged operating margin mainly reflects efficiency gains in production and administrative areas countered by a lower level of non-recurring income. The impact in 2005 from development in foreign exchange rates on operating margin is negligible.
     Net financials amounted to an income of DKK 146 million for 2005, as compared to an expected income of DKK 100 million at the beginning of 2005.
     The effective tax rate decreased to 28.8%, from 32.8% in 2004. This is lower than expected in January 2005 but is mainly the result of a reduction in the Danish corporation tax from 30% to 28%, effective for the full income year of 2005 onwards, and a non-recurring reduction due to the tax-exempt status of non-recurring income from Ferrosan A/S and ZymoGenetics, Inc.
Net profit increased by 17% to DKK 5,864 million, as compared to the 2004 level of DKK 5,013 million. Earnings per share (diluted) thereby increased from DKK 14.83 to DKK 17.83 in 2005, corresponding to a growth of 20%.

     The total net capital expenditure for property, plant and equipment was realised at DKK 3.7 billion – in line with expectations for the year when including the acquisition of tangible assets of approximately DKK 300 million from Aradigm Corporation related to the AERx® iDMS project.
     Return on invested capital (ROIC) was 24.7%, an increase from 21.5% in 2004. This is mainly due to operating profits, less taxes, increasing at a higher rate than the average invested capital combined with a positive impact from the non-recurring impact on the effective tax rate. Adjusted for the impact of the effective tax rate from non-recurring items, ROIC was realised at 23.9% in 2005.
     The cash to earnings ratio for 2005 was 82%, slightly down from 85% in 2004. The free cash flow for 2005 was expected to be more than DKK 2 billion, but was realised at a significantly higher level of DKK 4.8 billion, reflecting primarily the higher realised net profit for 2005, an increase in trade payables and a positive impact from the sale of shares in Ferrosan A/S.

Long-term financial targets

Following the demerger of Novozymes towards the end of 2000, Novo Nordisk communicated four long-term financial targets in early 2001. Focusing on growth, profitability, financial return and generation of cash, the four targets have served to balance short- and long-term considerations, thereby ensuring a

Sales of insulin analogues increasing by 62% supported by the continued roll-out of Levemir® and NovoMix® in Europe and International Operations
Sales of NovoSeven® increasing by 16% reflecting growth within all regions and with North America as the primary contributor to growth
Sales in North America increasing by 27%
Sales in International Operations increasing by 25%
Sales measured in local currencies increasing by 15%.

Operating profit increased by 16% to DKK 8,088 million from DKK 6,980 million in 2004,

Ratio	Previous target	Result 2005		Three-year average 2003–2005	New target

Operating margin	25%	24.0%		24.2%	25%
Growth in operating profit	15%	15.9%		11.0%	15%
Return on invested capital (ROIC)	25%	24.7%	1)	21.6%	30%
Cash to earnings (three-year average)	60%	82.4%	2)	82.4%	70%

1) Excluding the non-recurring reductions in 2005 in the effective tax rate, ROIC would have been 23.9%
2) The cash to earnings ratio is 82.4% both for the year 2005 and as an average for the period 2003–2005

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focus on shareholder value creation.
     By 2005, Novo Nordisk was approaching the achievement of the long-term financial targets. The four ratios are still considered the best way to ensure value creation; however, the current targets are no longer providing sufficient guidance on the targeted financial performance on a five-year horizon. Following a review, the targets for the four ratios have been reassessed and the updated targets are illustrated below.
     The updated targets are guiding the financial development of Novo Nordisk given the current scope of business activities. Individually, and on a combined basis, these four financial targets are considered to be competitive compared to the overall performance of the pharmaceutical industry.
     The target for operating margin remains at 25%, as further productivity improvements in production and administrative areas are expected to be re-invested in research and development activities.
     The targeted growth in operating profit remains at 15% on average. The target allows for a deviation in an individual year if necessi-

tated by business opportunities or market conditions.
     The target for return on invested capital (ROIC) measured post tax is raised from 25% to 30%. The increased target reflects the expectation of continued lower growth in invested capital compared to operating profit as well as a recurring lower effective tax rate, partly due to the lowering of the Danish corporate tax rate from 30% to 28% effective for the year 2005 onwards.
     The targeted cash to earnings ratio is raised from 60% to 70% reflecting the improved cash conversion ability in the last three years. As previously, this target will be pursued as an average over a three-year period. Performance measured by this ratio may be impacted in individual years by significant in-licensing activities or other major investments.

Sales development by segments

Sales in 2005 increased by 16% in Danish kroner and by 15% measured in local currencies. Sales growth was realised both within dia-

betes care and biopharmaceuticals – primarily driven by the portfolio of insulin analogues as well as NovoSeven®. Furthermore, sales of growth hormone therapy products contributed to growth.
     Sales growth was realised in all regions. The main growth driver was North America, constituting 28% of total sales, followed by International Operations with 18% of total sales.
     The growth of 16% in sales for 2005 exceeded the around 10% growth expectations outlined in January 2005 as a result of improved currency exchange rates as well as a stronger underlying sales performance.

Diabetes care
Sales of diabetes care products increased by 17% in Danish kroner to DKK 24,012 million compared to 2004 and by 16% in local currencies.

Insulin analogues, human insulin and insulin-related products
Sales of insulin analogues, human insulin and insulin-related products increased by 18% measured in Danish kroner to DKK 22,304

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million and by 17% in local currencies. All regions contributed to growth measured in local currencies as well as in Danish kroner, with North America and International Operations having the highest growth rates.
     Novo Nordisk continues to consolidate its global leadership position within the insulin segment: the company’s total insulin market share worldwide is 51% and the analogue market share is 34%, both measured in volume. The similar market shares in 2004 were 50% and 28%, respectively.
     Sales of insulin analogues increased by 62% in Danish kroner to DKK 7,298 million in 2005 and by 61% in local currencies. Insulin analogues constituted around 62% of the overall sales growth for Novo Nordisk in 2005, measured in local currencies, as compared to 55% in 2004.

North America
Sales in North America increased by 40% in Danish kroner and by 39% in local currencies in 2005, reflecting solid sales performance for the insulin analogues NovoLog® and NovoLog® Mix 70/30. Novo Nordisk now holds 38% of the total US insulin market and 23% of the analogue market, both measured in volume. The similar market shares in 2004 were 34% and 18%, respectively. The human insulin products also contributed to the sales increase in 2005 due to higher volumes and higher average sales prices.
     Novo Nordisk has in the final quarter of 2005 expanded its US diabetes care sales force by adding around 400 individuals, thereby bringing the total sales force to 1,200. The company is thereby well positioned to launch Levemir® in the US market, which is expected to take place during the second quarter of 2006.

Europe
Insulin sales in Europe increased by 8% in Danish kroner and by 7% in local currencies, primarily reflecting progress for the portfolio of insulin analogues, including Levemir®. Novo Nordisk continues to consolidate the leadership position in the insulin analogue market, holding 43% of the market, measured in volume.

International Operations
Sales in International Operations increased by 27% in Danish kroner and by 23% in local currencies. The primary growth drivers in 2005 were sales in China, Russia and Brazil. China accounted for close to 20% of total insulin sales in International Operations and 25% of the increase in insulin sales during 2005. Novo Nordisk holds close to 60% of the Chinese insulin market, measured in volume.
     Whereas insulin sales in International Operations remain dominated by human insulin products, the portfolio of insulin analogue products continues to add to the overall sales growth in the region, with Turkey and Russia as the largest growth drivers. Novo Nordisk remains the overall insulin market leader within the International Operations region and also holds the leadership position within insulin analogues.

Japan & Oceania
Sales in Japan & Oceania increased by 10% in Danish kroner and by 11% in local currencies, primarily reflecting higher sales of NovoRapid® and NovoRapid® 30 Mix, assisted by the ongoing switch from durable to prefilled devices. In Japan, Novo Nordisk holds close to 60% and in Australia close to 70% of the insulin analogue market, measured by volume.

Oral antidiabetic products
Sales of oral antidiabetic products increased by 4% in Danish kroner to DKK 1,708 million and by 3% in local currencies, compared to 2004. While the sales development was positive both in Europe and International Operations, this was partly offset by slightly lower sales in the US market, compared to 2004, reflecting a lower market share for Prandin®.

Biopharmaceuticals
Sales of biopharmaceutical products increased by 15% in Danish kroner to DKK 9,748 million and by 14% in local currencies compared to 2004.

NovoSeven®
Sales of NovoSeven® increased by 16% in Danish kroner to DKK 5,064 million and by 16% in local currencies compared to 2004. All regions contributed to the increase in sales, with North America as the main contributor to growth.
     The sales growth of NovoSeven® was influenced by several factors during 2005. Due to the high penetration within spontaneous bleeds in congenital inhibitor patients, the predominant part of the growth within the inhibitor segment was generated by treatment of acquired haemophilia patients and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)
Sales of growth hormone therapy products increased by 20% in Danish kroner to DKK 2,781 million and by 20% in local currencies, and all regions contributed to the sales increase compared to 2004, with North America and Europe having the highest growth rates. The NordiFlex® prefilled ready-to-use delivery device was the main reason for the increase in sales.

Other products
Sales of other products within biopharmaceut-icals, which predominantly consist of hormone replacement therapy (HRT) products, increased by 4% in Danish kroner to DKK 1,903 million and by 4% in local currencies compared to last year. The main sales increase occurred in the US market, while sales in Europe were slightly above the levels realised in 2004.

Costs, licence fees and other operating income

The cost of goods sold increased by 14% to DKK 9,177 million, representing a gross margin of 72.8%, compared to 72.3% in 2004. The improvement mainly reflects an improved product mix and increased production efficiency.
     Total non-production-related costs increased by 16% to DKK 16,898 million. The increase in non-production-related costs in particular reflects increased sales and distribution costs, which increased in line with the growth in sales. This was mainly due to the increase in the US diabetes care sales force during the fourth quarter of 2005 as well as costs related to the continued roll-out of Levemir® in the European market, including expansion of sales forces in key markets.
     Total costs related to depreciation, amorti-

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sation and impairment losses in 2005 were DKK 1,930 million compared to DKK 1,892 million in 2004. The costs for 2005 include DKK 171 million in impairment charges, primarily related to fixed assets, compared to DKK 326 million in 2004.
     In 2005, Novo Nordisk expensed costs in relation to share-based incentive programmes for senior management and other senior employees amounting to DKK 83 million. The comparable expense for 2004 was DKK 104 million. In addition, costs amounting to DKK140 million in connection with the previously announced general employee share programme were expensed during the fourth quarter of 2005.
     Licence fees and other operating income in 2005 were DKK 403 million, compared to DKK 575 million in 2004, reflecting a lower level of non-recurring income in 2005.

Net financials and tax

Net financials showed an income of DKK 146 million in 2005 compared to an income of DKK 477 million in 2004.

     The result from associated companies was an income of DKK 319 million compared to an expense of DKK 117 million in 2004, primarily reflecting Novo Nordisk’s share of the net loss in ZymoGenetics, Inc being more than offset by total non-recurring gains during 2005 of approximately DKK 450 million from sales of shares in Ferrosan A/S and an offering of new shares in ZymoGenetics, Inc.
     The foreign exchange result was a loss of DKK 40 million compared to a gain of DKK 533 million in 2004. The loss on foreign exchange in 2005 reflects losses from foreign exchange hedging activities due to the higher level in 2005 of especially US dollars versus Danish kroner compared to 2004. In accordance with IFRS, an unrealised loss of DKK 345 million was deferred by the end of December 2005 for profit and loss recognition in 2006 and 2007 when the hedged operational cash flows occur.
     Novo Nordisk has as per 26 January 2006 hedged expected net cash flows in US dollars, Japanese yen and British pounds for 13, 12 and 10 months respectively. In accordance with IFRS, the financial impact from foreign exchange contracts will be included in ‘Net financials’ as the underlying operational cash flows materialise.
     The effective tax rate for 2005 was 28.8%, a decrease from 32.8% in 2004, equivalent to a total tax expense of DKK 2.4 billion in 2005. The lower effective tax rate for 2005 is a result of several factors, including the reduction of the Danish corporate income tax rate from 30% to 28%, effective for the entire 2005, and a beneficial impact from the re-evaluation of the company’s deferred tax liabilities, as well as the tax-exempt status of the non-recurring gains from associated companies as mentioned above.

Capital expenditure and free cash flow

Net capital expenditure for property, plant and equipment for 2005 was realised at DKK 3.7 billion, compared to DKK 3.0 billion for 2004. The main investment projects in 2005 were the expansion of purification and filling capacity for insulin products.
     Free cash flow for 2005 was realised at DKK

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4.8 billion compared to DKK 4.3 billion for 2004.
     Novo Nordisk’s financial resources at the end of 2005 were DKK 11.4 billion compared to DKK 10.2 billion in 2004. Included in the financial resources are undrawn committed credit facilities of approximately DKK 7.5 billion.

Non-financial performance

In managing its business with a Triple Bottom Line approach, the corporate Balanced Scorecard reflects financial as well as non-financial goals that are subsequently cascaded as appropriate to line management. Moreover, the performance-based incentive programme for Executive Management and the Senior Management Board is based on long-term value creation, following achievement of predefined overall business-related targets (see management’s remuneration p 83).

Performance indicators
A set of top-level indicators help track the company’s performance in terms of economic, environmental and social responsibility. They relate to areas of strategic importance: direct and indirect economic impacts; direct and indirect environmental impacts; and internal (people) and external (patients and society) social impacts. See performance data and comments in the consolidated non-financial statements on pp 92–97.
     In addition, Novo Nordisk reports in accordance with the Global Reporting Initiative’s 2002 Sustainability Reporting Guidelines and the principles of the Global Compact (see p 40).

Defining materiality
Ongoing interactions with stakeholders, trend-spotting, business monitoring and the integrated systematic risk management process are tools to identify the issues that are material to Novo Nordisk’s business. As a result of these processes Novo Nordisk frames its strategic response and defines its targets. The company regularly reviews its key priorities to ensure that they reflect current agendas and reports on progress.

Economic impacts
Job creation
In 2005, Novo Nordisk created 1,735 new positions globally and had 22,007 full-time positions, measured as full-time equivalents (FTE). This is an increase of 8% from 2004. These jobs translate into 52,200 indirect jobs globally, primarily in the supply chain from production needs, but also as a result of employees’ private consumption.

Economic contribution in Denmark
Novo Nordisk’s sales in 2005 accounted for 2.2% of the Danish GDP. The company’s economic contribution to overall economic wealth for the Danish society through the value added was 1.3% of gross value added (GVA), and 4.8% of Danish exports compared to 3.9% in 2004.

Environmental impacts
Eco-efficiency
In 2005, Novo Nordisk continued to improve eco-efficiency, a measure for the ability to produce more pharmaceutical products with less use of water and energy. In the period 2001–2005 the average annual realised improvements were 8% for water and 14% for energy as measured by EPI indices. Hence, the five-year targets of improvements of the water and energy use efficiency at 5% and 4% per annum respectively were achieved.

Climate change
At the end of 2005, Novo Nordisk finalised a climate strategy that sets an ambitious target for reducing its CO2 emissions by 10% in the period 2004–2014 as compared with 2004. In the absence of reduction initiatives, the company’s emissions would increase by 67% in line with production growth. The target has been defined in an agreement with the WWF, which makes Novo Nordisk the 10th company in the world to become a member of the Climate Savers programme. The significant CO2 reductions will be achieved through a broad range of measures including improved energy efficiency, fuel switching and conversion to renewable sources.

Compliance
In 2005, Novo Nordisk continued to be challenged on compliance. The number of breaches of regulatory limit values increased to 174 from 74 in 2004. The number of accidental releases increased from 29 in 2004 to 83 in 2005.
     The registered breaches and accidental releases are evaluated to be minor incidents with no or only minor impact on the external environment. Out of 174 breaches of regulatory limits 164 (94%) are related to pH and temperature in waste water, which are monitored through continuous measurements. The number of breaches is largely due to the fact that at several production sites there have been challenges in managing pH levels in the wastewater in spite of the fact that the company has invested up to DKK 10 million per neutralisation system at some sites.
     A total of 50 out of the 83 accidental releases (60%) were related to accidental releases of cooling agents such as HCFCs and HFCs. In 2005, a campaign set focus on accidental releases from these types of facilities. There was one accidental release of GMOs at the site in Montes Claros. There will be a continued focus on compliance and preventive measures to help curb the curve.
     In 2006, a three-stringed approach will be taken to ensure increased focus on compliance: first, a revision of approvals in close cooperation with authorities, second, education, and third, focused exchange of experiences.

Environmental management
Global implementation of environmental management standards progresses on schedule. In 2005, an additional two of Novo Nordisk’s production facilities achieved ISO 14001 certification. This is instrumental in focusing local management on pollution prevention and compliance.

Sustainable supply chain management
During 2005, a total of 340 suppliers, accounting for 20% of the total value of Novo Nordisk’s purchases, were evaluated on their environmental and social performance. Of these, 87% reported a satisfactory performance, while 8% received a rating for poor environmental performance and 5% of suppliers received a rating for both poor environmental and social performance. Following implementation of corrective actions, Novo Nordisk has not yet had to withdraw from the relationship as a result of repeated poor performance.

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     As of 2005, the programme includes audits of suppliers, following similar processes as Novo Nordisk’s regular quality audits. In 2005, 12 of 340 key suppliers were audited. These are mainly located in countries with high risk of violation of Novo Nordisk’s requirements. The conclusions from the audits are a generally satisfying social and environmental performance. A close follow-up on non-satisfactory performance ensures that corrective actions are taken.

Social impacts
People
Living the values is a key performance parameter, as this is seen to impact business results. In 2005, there was a 100% fulfilment of action plans arising from facilitations which support a company-wide adherence to the Novo Nordisk Way of Management.
     Employee satisfaction surveys underscore the internal support for the company’s values-based approach. In the annual employee survey, the average of respondents’ answers as to whether social and environmental issues are important for the future of the company were on a par with 2004 4.2 (on a scale from 1 to 5, with 5 being the highest score). The average of respondents’ answers as to whether their manager’s behaviour is consistent with Novo Nordisk’s values was 4.0, which is at the same level as in 2004.
     In the same survey, employees were asked ‘whether their work gives them an opportunity to use and develop their competences and skills’. The average of respondents’ answers remained at a high level of 3.8. The average of respondents’ answers to the question as to whether people from diverse backgrounds have equal opportunities increased from 3.8 to 3.9. This reflects the company’s focus on equal opportunities and diversity management.
     The rate of absence remained at 3.2, while the rate of employee turnover increased from 7.3 in 2004 to 8.0 in 2005.
While the health and safety initiatives in the organisation focus on prevention, additional measures will be made to prevent occupational injuries and improve the working environment, as there was a notable increase in the frequency of occupational injuries from 5.6 per million working hours in 2004 to 7.3 in

2005, which is not satisfactory. These figures cover the entire organisation; however, 70% of the injuries happen at production sites.

Patients
In 2005, Novo Nordisk provided insulin for 12–14 million people around the world. Of these, 6.5 million live in Europe, the US, Japan & Oceania; the remaining 5.5–7.5 million people live in the International Operations region. The range here is due to the fact that in the developing world two or three persons may share a daily dose of insulin.
     During 2005, Novo Nordisk set off leading the fight against diabetes. With its mission of changing diabetes, concerted efforts focus on improved health management for people with diabetes and preventative measures for those at risk of acquiring it. The goal is to effectively curb the curve of the global diabetes pandemic.
     Among the initiatives in 2005 was the Oxford Health Alliance that was established as an independent body to focus attention to prevention of chronic diseases.
     Novo Nordisk’s programmes to help provide global access to health continued in 2005. It is

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estimated that the corporate and locally-driven programmes, most notably the National Diabetes Programme, reach out to at least 22 million people through awareness raising, education, diagnosis or treatment.
     For 2005, Novo Nordisk offered its best possible pricing scheme to all 50 Least Developed Countries as defined by the United Nations. Novo Nordisk operates in 35 of these countries, and during 2005, the company sold insulin in 32 of the LDCs at or below the maximum price at 20% of the average prices in the Western world.

Society
In 2005, Novo Nordisk implemented a new global business ethics policy supported by a set of guidelines. The policy adheres to the principles of the UN Convention against Corruption and the Global Compact. Implementation measures include training, an advisory function and compliance audits.
     Full disclosure of current clinical studies was completed within the deadlines requested by the Pharmaceutical Research and Manufacturers of America (PhRMA) and the International Committee of Medical Journal Editors (ICMJE). Each of these bodies specifies a website at which clinical trial results must be registered. By the end of 2005, Novo Nordisk had 51 trials of compounds registered at the website required by the ICMJE and 73 trials for marketed compounds at the PhRMA site.

The value of knowledge
People and talent development is one of the cornerstones in the People Strategy. This includes offers for continued education for all, talent pools and leadership training. In 2005, the annual spending for training, measured as average spend per employee, increased by 10% to 9,899 Danish kroner. The money spent per employee does not fully reflect investments in training, since on-the-job-training, internal seminars and other similar activities are not included.

Research and development update

Diabetes care
Levemir® was approved by the US Food and Drug Administration (FDA) in June 2005, and

Novo Nordisk is thereby the only company with a complete range of insulin analogues approved in the US, encompassing rapid-acting NovoLog®, premixed NovoLog® Mix 70/30 and now also the long-acting analogue, Levemir®. Novo Nordisk expects to launch Levemir® in the US market in the second quarter of 2006.
     Levemir® was also filed for marketing approval in Japan. As is already the case in the US and Europe, Novo Nordisk expects, upon approval of the product, to be the first and only company with both rapid-acting, premixed and long-acting insulin analogues in Japan.
     In Europe, the European Commission has extended the marketing authorisation for Levemir® to include treatment of diabetes in children and adolescents 6–17 years of age. Moreover, an extended authorisation has also been received in Europe for NovoRapid® to include treatment of diabetes in children 2–6 years of age. Also the US regulatory authorities (FDA) extended the marketing authorisa-tion for both NovoLog® and Levemir® to include paediatric treatment.
     A label expansion for NovoLog® Mix 70/30 in the US has been approved by the FDA. Key additions to the label include blood glucose control data showing that more patients on a NovoLog® Mix 70/30 regimen reach an HbA1c target of 7.0% compared to treatment with a basal insulin analogue. The label expansion is expected to support further market share gains for NovoLog® Mix 70/30 in the US market.
     Novo Nordisk has received marketing au-thorisation from the European Commission for NovoMix® 50 and NovoMix® 70. For filing of NovoMix® 50 in Japan, additional data will be required for approval. Novo Nordisk is currently planning the initiation of the necessary additional clinical trials. For the US, Novo Nordisk filed an application in June with the FDA for a marketing authorisation for NovoLog® Mix 50/50 and NovoLog® Mix 30/70 (the US trade names for NovoMix® 50 and NovoMix® 70).
     At the annual meeting of the European Association for the Study of Diabetes (EASD) in September 2005, Novo Nordisk launched the NovoPen® 4 durable pen device for insulin treatment of patients with diabetes. This is the fourth generation of the NovoPen® range of durable devices, and NovoPen® 4 offers patients a more convenient treatment option, compared to other marketed products.
     The phase 2b study with liraglutide was successfully completed in November 2005. The results from the 14-week study showed an improvement of long-term glycaemic control, as measured by haemoglobinA1c (HbA1c), of between 1.5 and 2 percentage points by treatment with liraglutide compared to placebo. Liraglutide was well tolerated and nausea was reported at a level of 5–10%. There were no cases of major or minor hypoglycaemia in spite of the impressive glycaemic control. Phase 3 studies with liraglutide including approximately 3,800 patients are still expected to start in February 2006.

Biopharmaceuticals
In August 2005, the FDA approved the use of NovoSeven® in surgical procedures involving haemophilia patients with inhibitors against their existing factor VIII or factor IX treatment. Furthermore, the FDA has also approved the use of NovoSeven® in patients with factor VII deficiency, a rare hereditary haemorrhagic disease caused by the diminution or absence of this coagulation factor. Additionally, Novo Nordisk filed in December an application with the FDA for US marketing approval of NovoSeven® for treatment of bleeding episodes in patients with acquired haemophilia.
     In October, Novo Nordisk filed in the EU for marketing approval of NovoSeven® in ICH, based on results of clinical phase 2 trials. Novo Nordisk has received preliminary feedback from EMEA, indicating a preference for receiving additional data. Based on this, and a higher than expected recruitment rate in the ongoing global phase 3 study, Novo Nordisk will withdraw the current file and resubmit an application following the completion of phase 3. The updated application will reflect the less restrictive inclusion criteria in the phase 3 trial. This trial, now expected to be completed by the end of 2006, is aimed at satisfying the needs of regulatory agencies for approval worldwide outside Japan. A phase 2 clinical study has been initiated in Japan, which is expected to include around 100 patients and to be completed during 2007.
     The NovoSeven® phase 3 clinical study in trauma outside the US is continuing as planned. The study includes mortality as a primary study outcome and is expected to in-

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clude around 1,500 patients.
     In the US, the FDA has asked for additional data related to the feasibility of conducting a NovoSeven® phase 3 clinical study in trauma without a waiver of informed consent. Therefore, Novo Nordisk has decided to initiate a phase 3 study without a waiver of informed consent, with the same primary endpoint as the non-US trial, in order to provide the required data to the FDA. Novo Nordisk expects this process to take at least one year, but the timeline will ultimately depend on how the FDA interprets preliminary patient enrolment data from the study conducted without a waiver of informed consent.
     Novo Nordisk expects to finalise four ongoing phase 2 studies with NovoSeven® within traumatic brain injury, cardiac surgery, spinal surgery and upper gastro-intestinal bleeds, respectively, in the second half of 2006.
     In the HRT area, Novo Nordisk expects to file in February 2006 in Europe and the US for marketing approval of an ultra-low-dose version of Activelle® (Activella® in the US).
     See also discussions of Novo Nordisk’s research and development activities on pp 10–11 and 24–25 and the pipeline on pp 12–13.

Equity

Total equity was DKK 27,634 million at the end of 2005, equal to 65.9% of total assets, compared to 70.8% at the end of 2004. The lower equity ratio reflects the accelerated completion of the DKK 5 billion share repurchase programme announced in April 2004 as well as unrealised losses on cash flow hedges, deferred as part of net equity for profit and loss recognition in 2006 and 2007.

Proposed dividend and reduction of share capital
At the Annual General Meeting on 8 March 2006, the Board of Directors will propose a 25% increase in dividend to DKK 6.00 per share of DKK 2, corresponding to a pay-out ratio of 33.2%, compared to 31.8% for the financial year 2004. No dividend will be paid on the company’s holding of treasury B shares.
     In order to maintain capital structure flexibility the Board of Directors will also propose a reduction in the B share capital, by cancellation of nominally DKK 35.5 million (17,734,708 shares) of current treasury B shares, to DKK 566.4 million. This corresponds to a 5% reduction of the total share capital.

Treasury shares and share repurchase programme
As per 27 January 2006, Novo Nordisk A/S and its wholly-owned affiliates owned 30,979,219 of its own B shares, corresponding to 8.73% of the total share capital. In 2005, a total of 852,647 B shares were disposed of to employees under the general employee share programme.
     During 2005, Novo Nordisk purchased 9,657,118 B shares at a cash value of DKK 3 billion which, combined with the DKK 2 billion worth of B shares repurchased during 2004, completes the share repurchase programme of DKK 5 billion announced in April 2004.
     The Board of Directors has approved the initiation of a new share repurchase programme of DKK 6 billion to be repurchased during 2006–2007. The objective is to align Novo Nordisk’s capital structure to the expected positive development in free cash flow. The completion of the new programme will be subject to the shareholders’ approval at the Annual General Meeting on 8 March 2006 of the proposed reduction of the company’s share capital.
     The repurchased shares will be kept as treasury shares and the value of the repurchased shares will, in accordance with Novo Nordisk's accounting policies, be written off against equity. A corresponding reduction will be made in ’number of shares outstanding’ used in the calculation of Novo Nordisk's financial ratios.

Corporate governance

Long-term share-based incentive programme
As from 2004, Novo Nordisk’s Executive Management and the Senior Management Board (26 in total) participate in a performance-based incentive programme where Novo Nordisk B shares are allocated annually to a bonus pool when certain predefined business-related targets have been achieved. The annual maximum allocation of shares to the bonus pool is capped at the equivalent of eight months of salary on average per participant. The shares in the bonus pool are locked up for a three-year period before they are transferred to the executives at the expiry of the three-year lock-up period.
     Based on an assessment of the economic value generated in 2005 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 26 January 2006 approved the establishment of a bonus pool for 2005 by allocating a total of 116,013 Novo Nordisk B shares, corresponding to a cash value of DKK 35.5 million. This allocation amounts to seven months of salary on average per participant.

Share option programme
The grant of share options to approximately 400 senior employees, excluding the members of Executive Management and the Senior Management Board, in accordance with Novo Nordisk’s share option programme is subject to the achievement of shareholder value-based targets as determined by the Board of Directors. For 2005, targets were established for operating profit and return on invested capital, respectively, in addition to a number of non-financial targets for the performance of the R&D portfolio and key sustainability projects. These non-financial targets are identical to the targets included in the long-term share-based incentive programme for Executive Management and the Senior Management Board.
     As the majority of the non-financial targets and both financial targets for 2005 were achieved, a total of 820,234 share options will be granted at an exercise price of DKK 306 per option. The options can be exercised in the period 31 January 2009–30 January 2014. The value of the share option programme is estimated to be DKK 47 million, based on the Black-Scholes model. The company’s holding of its own shares will cover this commitment.

Compliance with Sarbanes–Oxley requirements
In 2005, Novo Nordisk completed the process of becoming compliant with the Sarbanes–Oxley Act section 404 that requires detailed documentation of how financial reporting processes are designed and operating: the flow of information, and systems and controls sup-

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porting the reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls which could lead to a material misstatement in the company’s financial reporting. Novo Nordisk will include a conclusion on the evaluation of the financial reporting processes and the auditors’ evaluation hereof in the so-called Form 20-F filing to the US Securities and Exchange Commission, which is submitted in February 2006. Compliance with these requirements as a foreign registrant on the New York Stock Exchange (NYSE) is only required by the end of 2006 and, hence, Novo Nordisk’s compliance with section 404 is achieved one year ahead of requirements.

Legal issues

As of 26 January 2006, Novo Nordisk Inc, as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 37 individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc).
     According to information received from Pfizer, an additional 13 individuals currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Currently, it is expected that the first trial may take place in the third or fourth quarter of 2006; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk’s financial outlook.
     In September 2005, Novo Nordisk filed a patent infringement lawsuit against sanofi-aventis, Aventis Pharmaceuticals Inc, Aventis Pharma Deutschland GmbH, and Aventis Pharma AG alleging that the OptiClik® pen system marketed in the US by Aventis Pharmaceuticals infringes US patent No. 6582408. In the complaint, Novo Nordisk has asked for an injunction and monetary damages that have and will result from sale of the OptiClik® pen system. The lawsuit was filed in the US District Court for the district of Delaware. An initial conference was held on 10 January 2006, at which time the court scheduled the trial for August 2007. The discovery phase will commence in early 2006.
     In June 2005, Novo Nordisk filed a patent infringement lawsuit against Caraco Pharmaceutical Laboratories Ltd in response to their Abbreviated New Drug Application (ANDA) for repaglinide, the active ingredient in Prandin®. In their ANDA, Caraco requests approval to sell repaglinide following the 2009 expiration of a US patent relating to repaglin-ide, and provides Paragraph IV certification under the statutes of the Drug Competition and Patent Term Extension Restoration Act (Hatch–Waxman Act), alleging non-infringement and invalidity of a Novo Nordisk patent relating to the fixed combination or simultaneous administration of repaglinide with met-formin, which expires in 2018. The discovery phase is expected to commence in early 2006.
     Novo Nordisk Inc is currently a defendant in three separate cases filed in the US alleging that Novo Nordisk and a number of other pharmaceutical companies provided a false Average Wholesale Price for certain drugs covered by Medicaid. These cases have been brought by the State of Alabama, the State of Mississippi and Erie County, New York. Novo Nordisk was recently dismissed from 31 similar cases by counties in the State of New York.
     In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to the company's US marketing and promotional practices. The company believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation.

     For information on contingencies for pending litigation, see the financial statements, note 37 on p 89.

Outlook 2006

Novo Nordisk expects at least 10% growth in sales measured in local currencies for 2006. This is based on expectations of a strong market for insulin products in general and the continued market penetration of Novo Nordisk’s insulin analogue portfolio, combined with expectations of increasing NovoSeven® and Norditropin® SimpleXx® sales. Given the current level of exchange rates versus Danish kroner, the sales growth rate for 2006 measured in Danish kroner is expected to be slightly higher than the growth rate measured in local currencies.
     For 2006, operating profit growth measured in local currencies and excluding the impact from non-recurring items is expected to grow by around 10%, reflecting the expected higher spending on sales and marketing activities, combined with an increased number of late-stage clinical development projects. Measured in Danish kroner the growth in operating profit is expected to be slightly more than 10%, reflecting a minor positive currency impact and the absence of non-recurring income in 2006.
     Novo Nordisk expects a net financial expense of DKK 350 million in 2006, reflecting:

a net financial expense of around DKK 150 million (excluding Novo Nordisk’s share of profit & loss in associated companies), primarily related to deferred losses from foreign exchange hedging contracts, and a negative impact from losses in associated companies of around DKK 200 million, primarily reflecting Novo Nordisk’s share of the expected loss in ZymoGenetics, Inc.

Invoicing currency	Annual impact on Novo Nordisk’s operating profit in 2006
of a 5% movement in currency

USD	DKK 350 million
JPY	DKK 150 million
GBP	DKK 90 million
USD-related*)	DKK 100 million

*) USD-related currencies include CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD and INR

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Novo Nordisk expects the effective tax rate to be 30%, 1 percentage point higher than the tax rate realised for 2005. As previously stated, the tax rate for 2005 was positively impacted by the tax-exempt status of non-recurring gains related to associated companies as well as the positive impact from re-evaluation of deferred tax liabilities.
     Novo Nordisk plans capital expenditures of around DKK 3 billion, primarily related to the construction of additional purification and filling capacity for insulin products. Depreciation, amortisation and impairment losses are expected to be around DKK 2.1 billion and the free cash flow to be around DKK 4 billion.
     All of the above expectations are provided that currency exchange rates remain at the current level for 2006. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit in 2006 as illustrated on p 50.
     With the results achieved and the investments made in 2005, the Board of Directors and Executive Management are confident that this provides a strong platform for 2006, which will enable Novo Nordisk to deliver solid financial performance and to continue to invest in the future.

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.
     Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.
     Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 21 February 2005. Please also refer to pp 56–57. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

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financial highlights

Sales	2001		2002		2003		2004		2005	2004–2005		2004	2005

	DKK million		DKK million		DKK million		DKK million		DKK million	Change		EUR million	EUR million

Diabetes care:
Insulin analogues	459		1,187		2,553		4,507		7,298	62%		606	979
Human insulin and insulin-related products	14,533		14,651		14,492		14,383		15,006	4%		1,933	2,015
Oral antidiabetic products (OAD)	1,392		1,620		1,430		1,643		1,708	4%		221	229

Diabetes care total	16,384		17,458		18,475		20,533		24,012	17%		2,760	3,223

Biopharmaceuticals:
Haemostasis management (NovoSeven®)	3,071		3,593		3,843		4,359		5,064	16%		586	680
Growth hormone therapy	2,055		2,061		2,133		2,317		2,781	20%		311	373
Hormone replacement therapy	1,426		1,333		1,322		1,488		1,565	5%		200	210
Other products	449		421		385		334		338	1%		45	45

Biopharmaceuticals total	7,001		7,408		7,683		8,498		9,748	15%		1,142	1,308

Total sales by segments	23,385		24,866		26,158		29,031		33,760	16%		3,902	4,531

Europe	10,562		10,889		11,697		12,411		13,447	8%		1,668	1,805
North America	5,167		5,786		6,219		7,478		9,532	27%		1,005	1,279
International Operations	3,395		4,099		4,227		4,844		6,070	25%		651	815
Japan & Oceania	4,261		4,092		4,015		4,298		4,711	10%		578	632

Total sales by geographical areas	23,385		24,866		26,158		29,031		33,760	16%		3,902	4,531

Price and volume/mix	17%		11%		15%		15%		15%
Currency	(3%	)	(5%	)	(10%	)	(4%	)	1%

Total growth	14%		6%		5%		11%		16%

Key figures

	DKK million		DKK million		DKK million		DKK million		DKK million	Change		EUR million	EUR million

Operating profit	5,410		5,927		6,422		6,980		8,088	16%		938	1,085
Net financials	285		401		954		477		146	(69%	)	64	20
Profit before income taxes	5,695		6,328		7,376		7,457		8,234	10%		1,002	1,105
Net profit	3,620		4,116		4,833		5,013		5,864	17%		674	787

Equity	19,700		22,477		24,776		26,504		27,634	4%		3,563	3,704
Total assets	28,662		31,612		34,564		37,433		41,960	12%		5,033	5,624
Capital expenditure (net)	3,829		3,893		2,273		2,999		3,665	22%		403	492
Free cash flow	186		497		3,846		4,278		4,833	13%		575	649

Per share/ADR of DKK 2

	DKK		DKK		DKK		DKK		DKK	Change		EUR	EUR

Earnings per share	10.47		11.87		14.17		14.89		17.89	20%		2.00	2.41
Earnings per share, diluted	10.45		11.85		14.15		14.83		17.83	20%		1.99	2.40
Proposed dividend	3.35		3.60		4.40		4.80		6.00	25%		0.65	0.81
Quoted price at year-end for B shares	342		205		241		299		355	19%		40	47.73

Ratios										Long-term financial target in %

	%		%		%		%		%			Previous	New

Growth in operating profit	15.0		9.6		8.4		8.7		15.9			15	15
Growth in operating profit, three-year average	22.7		19.1		11.0		8.9		11.0
Operating profit margin	23.1		23.8		24.6		24.0		24.0			25	25
Return on invested capital (ROIC)	23.2		21.1		20.4		21.5		24.7			25	30
Cash to earnings	5.1		12.1		79.6		85.3		82.4
Cash to earnings, three-year average	56.2		34.4		32.3		59.0		82.4			60	70
Net profit margin	15.5		16.6		18.5		17.3		17.4
Equity ratio	68.7		71.1		71.7		70.8		65.9

Key figures and per share data are translated into EUR as supplementary information – the translation is based on the currency rate at 31 December 2005 (EUR 1 = DKK 7.4605).

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non-financial highlights

Economics			2001	2002	2003	2004		2005

R&D	Ratio of R&D expenditure to tangible investments		1:1	1:1	1.8:1	1.5:1		1.3:1
	R&D as share of sales	%	16.6	15.9	15.5	15.0		15.1

Investments	Total tangible investments	DKK million	3,829	3,893	2,273	2,999		4,009

Remuneration	Remuneration as share of cash value added	%	–	34	34	34		34

Employment	Employment impact worldwide (direct and indirect)	Number of jobs	56,200	62,400	64,900	69,500		74,200

Corporate tax	Total corporate tax as share of sales	%	8.9	8.9	9.7	8.4		7.0

Exports	Novo Nordisk exports as share of Danish exports	%	4.1	4.4	4.4	3.9		4.8

Environment

Resources	Water consumption	1,000m3	1,790	2,044	2,621	2,756		3,014
	Energy consumption	1,000GJ	1,838	2,083	2,299	2,408		2,591
	Raw materials and packaging materials	1,000 tons	88	93	110	111		150

Waste water	COD	Tons	830	971	1,187	1,448		1,303
	Nitrogen	Tons	86	111	122	121		126
	Phosphorus	Tons	15	17	21	21		22

Waste	Total waste	Tons	14,866	12,935	21,356	21,855		23,776
	Recycling percentage	%	50	41	41	40		33

Emissions to air	CO2	1,000 tons	174	199	206	214		226
	Organic solvents	Tons	75	149	137	115		124

EPI	EPI for water		102	116	110	107		108
	EPI for energy		114	115	124	108		109

Compliance	Breaches of regulatory limit values	Number	68	30	105	74	*)	174
	Accidental releases	Number	5	12	20	29	*)	83

Social

Living our values	Average of respondents’ answers as to whether social and environmental issues are important for the future of the company		4.3	4.1	4.0	4.2		4.2

	Average of respondents’ answers as to whether their manager’s behaviour is consistent with Novo Nordisk’s values		3.8	3.7	3.8	4.0		4.0

	Fulfilment of action points planned arising from facilitations of the Novo Nordisk Way of Management and values	%	90	95	99	96		100

Access to health	LDCs where Novo Nordisk operates	Number	–	30	30	35		35

	LDCs where Novo Nordisk sells insulin at or below the policy price	Number	–	19	16	33		32

People	Employees (total)	Number	16,693	18,372	19,241	20,725		22,460
	Rate of absence	%	3.8	2.7	3.1	3.2		3.2
	Rate of employee turnover	%	7.7	6.4	7.1	7.3		8.0

	Average of respondents’ answers as to whether their work gives them an opportunity to use and develop their competences/skills		3.8	3.7	3.7	3.8		3.8

	Average of respondents’ answers as to whether people from diverse backgrounds have equal opportunities		3.9	3.8	3.7	3.8		3.9

Health & Safety	Frequency of occupational injuries per million working hours		8.2	8.9	5.4	5.6		7.3
	Fatalities	Number	–	–	0	1		0

Training costs	Annual training costs per employee	DKK	8,201	8,189	7,518	8,992		9,899

Patent families	Active patent families to date	Number	590	654	701	778		812
	New patent families (first filing)	Number	107	114	140	145		130

Animals	Animals purchased	Number	55,876	48,128	42,869	47,311		57,905
	Test types removed from external and internal specification	%	18	64	73	82		82

*) Was reported as 76 and 30. Reporting error now corrected.

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Corporate governance

Stakeholder demands for evidence of good corporate governance evolve, and so do the codes, standards and practices according to which businesses are managed. In 2005, Novo Nordisk was among the first companies outside the US to be in full compliance with the requirements of documenting and reporting performance required by the American Sarbanes–Oxley Act.

Corporate governance refers to the system by which Novo Nordisk is directed and controlled, the goals towards which the company is managed and the major principles and frameworks which regulate the interaction between the Board of Directors, Executive Management, the shareholders and the stakeholders.

Framework
Codes and regulations
As an international company listed on the stock exchanges in Copenhagen, New York and London, Novo Nordisk is in compliance with Danish, US and UK securities laws, with the Danish Recommendations on Corporate Governance, and is in general in compliance with corporate governance standards on the New York and London Stock Exchanges.
     Compliance is supported by company standards and a set of management tools that drive and monitor performance.

Novo Nordisk Way of Management
The Novo Nordisk Way of Management forms the values-based governance framework for the company (see p 7). From vision to policies, it explicates how values are put into action. It is sufficiently specific to guide decision-making, yet at the same time allows for the adoption of new, supporting guidelines, policies or practices in response to evolving societal expectations or business developments.
    Novo Nordisk holds itself accountable to shareholders and stakeholders for its financial, social and environmental performance. The accuracy, completeness and reliability of the information provided in the company’s reporting is verified through internal controls, assurance and independent audits. Reporting is the tool through which shareholders can assess the actions of the board of directors, and can, at the Annual General Meeting, query them.
     Integrity and values are the spine of Novo Nordisk’s corporate culture and must never be compromised. These are essential elements of the control environment, affecting the design, administration and monitoring of other internal control components. This is the message conveyed to employees, as laid down in the Novo Nordisk Way of Management.

Risk management
Executive Management is responsible for the risk management process, including risk identification, assessment of likelihood and potential impact and initiation of mitigating actions. Major risks are systematically identified and regularly reported to Executive Management and the Board of Directors (see pp 56–57).

Internal control
In 2005, one year ahead of requirements, Novo Nordisk completed the process of becoming compliant with the Sarbanes–Oxley Act section 404 that requires detailed documentation of how financial reporting processes are designed and operating. Novo Nordisk must ensure that there are no material weaknesses in the internal controls which could lead to a material misstatement in its financial reporting. The company’s conclusion and the auditors’ evaluation of these processes are included in its Form 20-F filing to the US Securities and Exchange Commission.

Governance structure
Ownership and shares
Novo Nordisk’s share capital is divided between A shares and B shares. All A shares are held by Novo A/S, a private limited liability Danish company, fully owned by the Novo Nordisk Foundation which is a private self-governing institution (see p 111). The B shares are traded on the stock exchanges in Copenhagen and London and in the form of American Depositary Receipts on the New York Stock Exchange. Each A share carries 10 votes, whereas each B share carries 1 vote (see p 111).

Management structure
Novo Nordisk has a two-tier board structure with a Board of Directors and an Executive Management. The two bodies are separate, and no one serves as a member of both. With the exception of agenda items reserved for the Board’s internal discussion, executives attend and may speak, without voting rights, at board meetings, ensuring that the Board is sufficiently informed of the company’s operations. The Executive Management also conveys information on major shareholders’ views.

Board of Directors
On behalf of shareholders, the Board of Directors actively contributes to developing the company and supervises Executive Management in its decisions and operations. Hence, the aim is to compose a Board consisting of individuals whose particular knowledge and experience enables the Board as a whole to attend to the interests of shareholders, employees and other stakeholders. New board members receive an induction programme equalling two full days during their first year on the board and participate subsequently in educational activities on an as needed basis.
     The Novo Nordisk Board of Directors currently has 11 members, eight of whom are elected by shareholders. Five of the shareholder-elected Board members are considered independent, as defined by the Danish Corporate Governance Recommendations, while three are former executives in Novo Nordisk and related to the majority shareholder through board or executive positions. According to Danish law another three Board members are elected by Danish employees among themselves serving for a four year term, with the same rights, duties and responsibilities as shareholder-elected directors. See the profiles of the current Board members on pp 108–109.
     The Board of Directors conducts an annual self-assessment, based on written questionnaires, to improve performance and the cooperation with Executive Management. This process is directed by the chairmanship and is facilitated by an external consultant. The process evaluates the degree to which each director participates actively in Board meetings.
This includes an assessment of whether the director is inspirational and contributes with independent judgement in key areas such as organisation, management, financial and operational strategy. Further, it is assessed whether the environment supports open discussion at Board meetings. The Board continu-

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corporate governance

ously assesses, formally once a year, the performance of each executive, and the chairman conducts an annual interview with each.

Executive Management

Executive Management is responsible for the company’s daily operations. It consists of the president and CEO, and five other executives. Its responsibilities include organisation of the company and allocation of resources, strategies and policies, setting direction and ensuring timely information to the Board and the stakeholders of Novo Nordisk. Executive Management meets at least once a month.
     The Board appoints Executive Management and determines their remuneration. The chairmanship reviews other executives’ performance. As part of the Organisational Audit (see p 7) the chairmanship identifies successors to executives and presents candidates’ names to the Board for approval.

Remuneration policy
The Remuneration policy is designed to attract, retain and motivate board members and executives. Board members receive a fixed amount, the Chairmanship and the Audit Committee members receive a multiplier thereof (see p 83). Board members are not offered stock options, warrants or participation in other incentive schemes.
     Executive remuneration must be competitive and is evaluated against Danish and international benchmarks. It consists of a base salary, cash bonus, pensions, non-monetary benefits and a long-term incentive, which is designed to align the interests of the executive with those of the shareholders (see p 83).

Assurance
Compliance with codes and regulations as well as follow-up methodology specified by the Novo Nordisk Way of Management is supported by a range of internal procedures such as the Organisational Audit, Facilitation, Quality Management system, assurance and internal and external audits. The internal procedures are monitored, and potential deficiencies are reported upstream, with serious matters reported to Executive Management and the Audit Committee or the Board of Directors.

External audit
The annual report and the internal controls over financial reporting processes are audited by an external auditor elected by the Annual General Meeting. The auditor acts in the interest of the shareholders, as well as the public (see pp 106–107).
     The auditor reports any significant findings regarding accounting matters and any significant internal control deficiencies via the Audit Committee to the Board and in the auditor’s long-form report.

Internal audit
The internal audit function provides independent and objective assurance, primarily within internal control and governance. To ensure that the function works independently of management, its charter, audit plan and budget are approved by the Audit Committee. The head of internal audit is appointed by and reports to the Audit Committee.

Facilitation
Facilitations (see p 7) are a method to evaluate

how well the practices and understanding of the Novo Nordisk Way of Management are embedded in the organisation. The findings and identified corrective actions are part of the documentation that the CEO presents to the Board of Directors.

Quality audit
The commitment to quality is outlined in the Novo Nordisk Way of Management. Quality is defined as meeting the expectations and needs of customers and society. The Quality Management system, including audits, ensures continuous improvements (see p 32).

See a detailed review of Novo Nordisk’s compliance with and deviations from codes on corporate governance designated by stock exchanges in Copenhagen, New York and London at novonordisk.com/annual-report Click: Who we are

Board of Directors’ roles and responsibilities

The Board of Directors focuses on those activities that seek to effectively promote shareholders’ interests. The Board’s corporate governance framework regulates its relationship with shareholders, the conduct of Board affairs and the Board’s relationship with Executive Management and stakeholders.
     The Board ordinarily meets seven times a year and ensures via a fixed annual calendar that it addresses the main tasks in a timely manner. In 2005, the Board met seven times and all Board members attended all meetings.

Chairmanship
A chairman and a vice chairman elected by the Board among it members form the chairmanship of the Board. They carry out administrative tasks, such as the planning of board meetings to ensure a balance between determination of strategy and supervision of the company. Other tasks include recommending the remuneration of directors and executives and suggesting candidates for election by the general meeting.

Audit Committee
The Audit Committee has three members elected by the Board among its members. All members qualify as independent as defined by the US Securities and Exchange Commission (SEC) and two are considered financial experts.
     The Audit Committee assists the Board with the oversight of the external and internal auditors, the procedure for handling complaints regarding accounting, internal controls, auditing or financial reporting matters (‘whistle-blower function’), the accounting policies and the systems of internal controls.
     In 2005, the Audit Committee held four meetings, in which all members participated.

Novo Nordisk’s corporate governance model The Novo Nordisk corporate governance model sets the direction and is the framework under which the company is managed.

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Risk management

In the rapidly changing business environment of the pharma industry, having a clear view on risks and timely mitigations allows Novo Nordisk to better allocate resources to target future growth opportunities.

With increased pressure for innovations in research and development, it is essential for management to nurture an entrepreneurial spirit that encourages calculated risk-taking, and at the same time proactively mitigates potential risks. Monitoring risks requires a 360 degree perspective: risks may not only occur in relation to business operations and external factors such as regulatory demands, compliance requirements and product safety. In a globalised business environment, reputational risks need to be considered too. In 2004, Novo Nordisk established a governance structure for risk management to ensure that the company seeks to respond in a timely and appropriate way to potential risks.
     In business as in personal life there will be risks to be faced, to take and to avert. For people at Novo Nordisk, understanding risks and managing them appropriately will enhance their ability to make better decisions, deliver on objectives and subsequently improve performance. If, on the other hand, they fail to identify and manage business risks, this may result in considerable expenditure and eroded shareholder confidence.
     For Novo Nordisk, risk management is about identifying and reducing risk to an acceptable level. Risks are defined as ‘events or developments which could reduce our ability to meet our overall objectives’, as defined by the company’s vision and reflected in business plans. The company’s risk policy spells out that ‘we will manage risks to enable continued growth of our business and to protect our people, assets, earnings and reputation against material loss’. Hence, risk management considers both financial and non-financial risks, and key risks are reported through one integrated and systematic process.
     Novo Nordisk’s strategic planning process forms part of the risk management process. Once a year, a strategic plan with an in-depth identification and evaluation of long-term strategic growth opportunities is performed across the organisation. This also creates the basis for formulating Critical Success Factors and setting targets for the Key Performance Indicators which are part of the company’s Balanced Scorecards. Subsequently, risk factors and mitigations are identified and these are factored into individual business plans for all units in Novo Nordisk. The assessment of key risks will build on Novo Nordisk’s existing organisational assurance activities, such as Organisational Audit, Facilitation, quality audit and Group Internal Audit.
     As of 2004, Executive Management established a dedicated Risk Management Group of senior executives, representing all key business activities and selected supporting functions. Chaired by the chief financial officer, it reports to Executive Management and the Board of Directors. It sets the strategic direction and challenges for risk management, and analyses the risk and control information generated by the individual business areas. This process helps reduce blind spots and consider potential cross-functional impacts. In quarterly reports to Executive Management and the Board of Directors, risks are assessed and quantified in terms of potential financial impact and reputational damage. For each risk the potential impact is specified, as are mitigating actions.
     Risk Office is the secretariat of the Risk Management Group, and drives and consolidates risk reporting from discovery and development, through manufacturing and logistics, to marketing and sales. In addition, risks related to support functions such as quality, regulatory, business development, finance, legal & IT and HR are included. This is done in consultation with relevant Novo Nordisk committees, boards and management groups.

Integrated risk management process	Risk management process
Novo Nordisk’s risk management process identifies and assesses material risks associated with the company’s overall business objectives. The risk management framework aims:
to provide timely and accurate reporting of risks to Executive Management to maintain and improve stakeholders’ confidence in the ability to achieve short- and long-term goals, thereby maintaining and improvingthe company’s reputation in the marketplace to utilise an effective and integrated risk management process while maintaining business flexibility to identify and manage a comprehensive risk portfolio aligned to the vision and corporate Balanced Scorecard to monitor and mitigate risks to maximise business benefits.
Novo Nordisk’s risk management is broadly divided into two major components: strategic risk management and operational risk management.

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risk management

Assessing risks
In the assessment of risks two factors are considered: the likelihood of the event and its eventual impact on the business. Impacts are quantified and assessed in terms of potential financial loss and reputational damage. The matrix below shows how Novo Nordisk assesses its key risks.
     The risks are assessed at a gross level and a net level. The gross level is the assessment of the risk with the assumption that no mitigating actions have been implemented. The net risk level is the residual risk when taking into account the mitigating actions and their anticipated effect. Below are examples of key risks.

Pressure on insulin prices
Rising healthcare costs are putting pressure on public healthcare. This, in turn, threatens to undermine the profitability of the pharmaceutical industry and discourage investments in research into therapeutic areas where there are limited prospects for commercialisation.
     For Novo Nordisk this situation would imply that the company cannot sustain its insulin prices at their current level, as governmental price regulation would be likely to result in lower prices for insulin. While the company fully recognises the need to resolve the issues, it also proactively defends the value of its products. Backed by clinical and health economic studies of the benefits of a high-quality insulin therapy regimen, Novo Nordisk is closely monitoring initiatives from regulatory bodies and advocates moving diabetes higher up the healthcare agenda for the benefit of the 194 million people in the world with diabetes and the estimated 333 million people at risk of developing diabetes by 2025, as projected by the International Diabetes Federation.

Product recall
In pharmaceutical production, quality is paramount, and any incidents where patients’ well-being is at risk would go against the Novo Nordisk Way of Management. It would also imply major reputational risks as well as risks of costly compensation payments in the case of product liability claims.
     While gross risk is very high, this is an example of how mitigating actions can significantly reduce the net risk to the company. Novo Nordisk has a corporate quality system in place, with quality audits, quality improvement plans and a number of management reviews.

Insufficient production capacity
The majority of Novo Nordisk’s manufacturing capacity is concentrated at a few sites in Denmark. This in itself entails a relatively low risk profile, yet there is always a risk of failure or breakdown in any of the company’s vital production facilities. This would entail physical damage and potential loss of life, and could in the longer term also affect the supply chain. In order to mitigate this risk, procedures and instructions are in place to minimise the risk of fire, each site is inspected annually and there are some back-up facilities and minimum safety inventories in place, should an incident happen. Moreover, to reduce losses, buildings are designed to prevent any fires from spreading by measures such as fire separation, fire alarms and fire-extinguishing systems.

Adherence to ethical marketing practices
Adherence to ethical marketing practices in the pharmaceutical industry is particularly critical. Companies are expected to provide evidence that they have policies in place and that any misconduct is brought to light and rectified. Any major breaches might jeopardise the company’s reputation and could also mean ‘blacklisting’ by institutional investors, regulatory bodies, IGOs such as the UN or other influential stakeholders.
     In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to the company’s US marketing and promotional practices. The company believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating fully with the US Attorney in this investigation.
     In 2005, Novo Nordisk implemented a global business ethics policy, supported by standard operating procedures and training for everyone affected. Business ethics practices will be audited by Group Internal Audit and will also be addressed in the company’s facilitation process.
     In addition, affiliates’ ethics and compliance policies, some of which have been in place for many years, supplement and enhance the global policy in accordance with local laws and requirements.

Current risk profile – examples

To the right are Novo Nordisk’s risk management structure and reporting lines. The lean organisational structure with clear reporting lines to the Executive Management team makes it relatively easy for senior management to oversee risks reported through the line and also to ensure that the risk reporting addresses any event which might have an impact elsewhere in the organisation.

Examples of key risks for illustrative purposes:

1	Pressure on insulin prices
2	Product recall
3	Insufficient production capacity
4	Adherence to ethical marketing practices
5	Drug development
6	Currency exposure
See a discussion of risks associated with drug development on pp 26–27, currency exposure on p 80 and an update on legal issues in the Management report and discussion on p 50.

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consolidated income statement

DKK million	Note	2005	2004	2003

Sales	4, 5	33,760	29,031	26,158
Cost of goods sold	6, 7	9,177	8,050	7,409

Gross profit		24,583	20,981	18,749

Sales and distribution costs	6, 7	9,691	8,280	7,451
Research and development costs	6, 7	5,085	4,352	4,055
Administrative expenses	6, 7, 8	2,122	1,944	1,857
Licence fees and other operating income (net)	9	403	575	1,036

Operating profit		8,088	6,980	6,422

Share of profit/(loss) in associated companies	7, 16	319	(117)	(59)
Financial income	10	498	898	1,482
Financial expenses	11	671	304	469

Profit before income taxes		8,234	7,457	7,376

Income taxes	12	2,370	2,444	2,543

Net profit		5,864	5,013	4,833

Basic earnings per share (DKK)	13	17.89	14.89	14.17
Diluted earnings per share (DKK)	13	17.83	14.83	14.15

58	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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consolidated balance sheet

DKK million	Note	31 Dec 2005	31 Dec 2004

Assets

Intangible assets	14	485	314
Property, plant and equipment	15	19,941	17,559
Investments in associated companies	16	926	883
Deferred income tax assets	23	879	769
Other financial assets	17	169	159

Total long-term assets		22,400	19,684

Inventories	18	7,782	7,163
Trade receivables	19	4,794	4,062
Tax receivables		504	710
Other receivables	20	1,455	1,040
Marketable securities and financial derivatives	17	1,722	1,341
Cash at bank and in hand	30	3,303	3,433

Total current assets		19,560	17,749

Total assets		41,960	37,433

Equity and liabilities

Share capital	21	709	709
Treasury shares		(61)	(45)
Share premium account		–	2,565
Retained earnings		26,962	22,671
Other comprehensive income		24	604

Total equity		27,634	26,504

Long-term debt	22	1,248	1,188
Deferred income tax liabilities	23	1,846	1,853
Provision for pensions	24	316	250
Other provisions	25	335	358

Total long-term liabilities		3,745	3,649

Short-term debt and financial derivatives	26	1,444	507
Trade payables		1,500	1,061
Tax payables		676	631
Other liabilities	27	4,577	3,721
Other provisions	25	2,384	1,360

Total current liabilities		10,581	7,280

Total liabilities		14,326	10,929

Total equity and liabilities		41,960	37,433

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consolidated cash flow statement and financial resources

DKK million	Note	2005	2004	2003

Net profit		5,864	5,013	4,833

Reversals with no effect on cash flow:
Income taxes		2,370	2,444	2,543
Depreciation, amortisation and impairment losses		1,930	1,892	1,581
Interest income and interest expenses		44	(128)	(101)
Other reversals with no effect on cash flow	28	1,109	1,018	365
Income taxes paid		(2,138)	(2,866)	(1,804)
Interest received and interest paid (net)		(73)	109	67

Cash flow before change in working capital		9,106	7,482	7,484

Change in working capital:
(Increase)/decrease in trade receivables and other receivables		(1,139)	211	(721)
(Increase)/decrease in inventories		(618)	(623)	(571)
Increase/(decrease) in trade payables and other liabilities		1,363	519	(43)

Cash flow from operating activities		8,712	7,589	6,149

Investments:
Acquisition of subsidiaries and business units	29	(350)	–	10
Sale of intangible assets and long-term financial assets		400	–	–
Purchase of intangible assets and long-term financial assets		(264)	(312)	(40)
Sale of property, plant and equipment		234	140	185
Purchase of property, plant and equipment		(3,899)	(3,139)	(2,458)
Net change in marketable securities (maturity exceeding three months)		(1,032)	1,310	(1,516)

Cash flow from investing activities		(4,911)	(2,001)	(3,819)

Financing:
New long-term debt		–	505	476
Repayment of long-term debt		(29)	(574)	(23)
Purchase of treasury shares		(3,018)	(1,982)	(1,619)
Sale of treasury shares		206	87	15
Dividends paid		(1,594)	(1,488)	(1,243)

Cash flow from financing activities		(4,435)	(3,452)	(2,394)

Net cash flow		(634)	2,136	(64)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents		154	(14)	(14)

Net change in cash and cash equivalents		(480)	2,122	(78)

Cash and cash equivalents at the beginning of the year		2,963	841	919

Cash and cash equivalents at the end of the year	30	2,483	2,963	841

Bonds with original term to maturity exceeding three months	17	1,502	508	1,810
Undrawn committed credit facilities	26	7,461	6,694	8,701

Financial resources at the end of the year		11,446	10,165	11,352

Cash flow from operating activities		8,712	7,589	6,149
+ Cash flow from investing activities		(4,911)	(2,001)	(3,819)
– Net change in marketable securities (maturity exceeding three months)		(1,032)	1,310	(1,516)

Free cash flow		4,833	4,278	3,846

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consolidated statement of changes in equity

					Other comprehensive income			Total
	Share capital	Treasury shares	Share premium account *)	Retained earnings
					Exchange rate adjust- ments	Deferred gain/loss on cash flow hedges	Other adjust- ments

DKK million

2005
Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504
Exchange rate adjustment of investments in subsidiaries					182			182
Deferred (gain)/loss on cash flow hedges at the beginning of
the year recognised in the Income statement for the year						(461)		(461)
Deferred gain/(loss) on cash flow hedges at the end of the year						(345)		(345)
Other adjustments				29			44	73

Net income recognised directly in equity for the year	–	–	–	29	182	(806)	44	(551)
Net profit for the year				5,864				5,864

Total income for the year	–	–	–	5,893	182	(806)	44	5,313
Cost of share-based payment				223				223
Purchase of treasury shares		(19)		(2,999)				(3,018)
Sale of treasury shares		3		203				206
Transfer of Share premium account to Retained earnings			(2,565)	2,565				–
Dividends				(1,594)				(1,594)

Balance at the end of the year	709	(61)	–	26,962	142	(345)	227	27,634

At the end of the year proposed dividends of DKK 1,945 million are included in Retained earnings. No dividend is declared on treasury shares.
*) In accordance with changes in the Danish Companies Act the Share premium account is transferred to Retained earnings.

2004
Balance at the beginning of the year	709	(33)	2,565	20,925	(79)	513	176	24,776
Exchange rate adjustment of investments in subsidiaries					39			39
Deferred (gain)/loss on cash flow hedges at the beginning of
the year recognised in the Income statement for the year						(513)		(513)
Deferred gain/(loss) on cash flow hedges at the end of the year						461		461
Other adjustments							7	7

Net income recognised directly in equity for the year	–	–	–	–	39	(52)	7	(6)
Net profit for the year				5,013				5,013

Total income for the year	–	–	–	5,013	39	(52)	7	5,007
Cost of share-based payment				104				104
Purchase of treasury shares		(13)		(1,969)				(1,982)
Sale of treasury shares		1		86				87
Dividends				(1,488)				(1,488)

Balance at the end of the year	709	(45)	2,565	22,671	(40)	461	183	26,504

At the end of the year proposed dividends of DKK 1,594 million are included in Retained earnings. No dividend is declared on treasury shares.

2003
Balance at the beginning of the year	709	(19)	2,565	18,849	(85)	391	67	22,477
Exchange rate adjustment of investments in subsidiaries					6			6
Deferred (gain)/loss on cash flow hedges at the beginning of
the year recognised in the Income statement for the year						(391)		(391)
Deferred gain/(loss) on cash flow hedges at the end of the year						513		513
Other adjustments							109	109

Net income recognised directly in equity for the year	–	–	–	–	6	122	109	237
Net profit for the year				4,833				4,833

Total income for the year	–	–	–	4,833	6	122	109	5,070
Cost of share-based payment				76				76
Purchase of treasury shares		(14)		(1,605)				(1,619)
Sale of treasury shares		–		15				15
Dividends				(1,243)				(1,243)

Balance at the end of the year	709	(33)	2,565	20,925	(79)	513	176	24,776

At the end of the year proposed dividends of DKK 1,488 million are included in Retained earnings. No dividend is declared on treasury shares.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	61

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notes – accounting policies

1	Summary of significant accounting policies

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Consolidated financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss.

Effects of new accounting pronouncements
In 2005 Novo Nordisk adopted all of the new and revised standards and interpretations that are relevant to Novo Nordisk and effective for accounting periods beginning on 1 January 2005.
     In 2005 the following standards and interpretations were implemented in accordance with the effective date 1 January 2005

IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – Transition and Initial Recognition of Financial Assets and FinancialLiabilities’

The implementation of these standards and interpretations did not result in any significant changes to amounts reported for 2005 or prior periods.
     The following standards and interpretations have been implemented before the effective date 1 January 2006

Amendment to IAS 19 ‘Employee Benefits’
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions’
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measure-ment – The Fair Value Option’
IFRIC 4 ‘Determining Whether an Arrangement Contains a Lease’

The implementation of the amendment to IAS 19 ‘Employee Benefits’ has resulted in increased disclosure regarding the Group’s defined benefit plans (see note 24). The implementation of the amendments to IAS 39 and IFRIC 4 did not have any significant effect on the financial statements of Novo Nordisk.
     At the end of 2005, the following standards were issued with effective date 1 January 2006 and 1 January 2007, which have not yet been implemented:

Amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’
IFRS 7 ‘Financial Instruments: Disclosures’
Amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’

The adoption of these standards is not expected to have any significant effect on the Financial statements of Novo Nordisk.

Reclassification
In line with international development, the market value of financial instruments has been reclassified from Other receivables to Marketable securities and financial derivatives. Comparative figures have been adjusted accordingly. The reclassification has affected the calculation of the key financial ratio ROIC.

Principles of consolidation
The Consolidated financial statements include the financial statements of Novo Nordisk A/S (the Parent Company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.
     Companies that are not subsidiaries, but in which the Group holds 20% to 50% of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.
     The Consolidated financial statements are based on the Financial statements of the Parent company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings, balances and unrealised intercompany profits and losses. The Consolidated financial statements are based on financial statements prepared by applying the Novo Nordisk Group’s accounting policies.
     The purchase method of accounting is used to account for the acquisition of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.
     Acquired and divested companies are included in the Income statement during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or acquired companies.

CRITICAL ACCOUNTING POLICIES

Novo Nordisk’s management considers the following to be the most important accounting policies for the Group.

Sales and revenue recognition
Sales represent the fair value of the sale of goods excluding value added tax and after deduction of provisions for returned products, rebates, trade discounts and allowances.
     Provisions and accruals for rebates to customers are provided for in the period the related sales are recorded. Historical data are readily available and reliable and are used for estimating the amount of the reduction in sales.
     Revenue is recognised when it is realised or realisable and earned. Revenues are considered to have been earned when Novo Nordisk has substantially accomplished what it must do to be entitled to the revenues.
     Revenue from the sale of goods is recognised when all the following specific conditions have been satisfied:

Novo Nordisk has transferred to the buyer the significant risk and rewards of ownership of the goods
Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
The amount of revenue can be measured reliably
It is probable that the economic benefits associated with the transaction will flow to Novo Nordisk; and
The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are usually met by the time the products are delivered to the customers.
     A reliable measurement of the amount of revenue requires that reliable estimates of discounts, rebates and product returns can be made.
     Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement.
     As a principal rule, sale of intellectual property is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property, the income is recognised in accordance with the term of the obligation. On the sale of intellectual property where the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events.
     Revenue is measured at the fair value of the consideration received or receivable.

Research and development
Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group’s internal development costs in general do not meet the capitalisation criteria in IAS 38 ‘Intangible Assets’. Consequently the technical feasibility criteria of IAS 38 are not considered fulfilled before regulatory approval is obtained. Therefore, all internal research and development costs are expensed in the Income statement as incurred.
     For acquired in-process research and development projects the effect of probability is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the criteria for capitalisation. Please refer to the section ‘Intangible assets’ regarding the accounting treatment of intangible assets.
     Property, plant and equipment used for research and development purposes are capitalised and depreciated over their estimated useful lives.

62	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – accounting policies

1	Summary of significant accounting policies (continued)

Derivative financial instruments
The Group uses forward exchange contracts, currency options, interest rate swaps and currency swaps to hedge forecasted transactions, assets and liabilities, and net investments in foreign subsidiaries in foreign currencies.
     Novo Nordisk applies hedge accounting under the specific rules of IAS 39 to forward exchange contracts and currency swaps. Upon initiation of the contract, the Group designates each derivative financial contract that qualifies for hedge accounting as a hedge of a specific hedged transaction: either i) a recognised asset or liability (fair value hedge), ii) a forecasted financial transaction or firm commitment (cash flow hedge), or iii) a hedge of a net investment in a foreign entity.
     All contracts are initially recognised at cost and subsequently re-measured at their fair values at the balance sheet date. The value adjustments on forward exchange contracts designated as hedges of forecasted transactions are recognised directly under equity, given hedge effectiveness. The cumulative value adjustment of these contracts is removed from equity and included in the Income statement under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.
     Novo Nordisk has chosen not to apply the hedge accounting requirements to interest rate swaps hedging forecasted transactions. Consequently, the fair value adjustments of these contracts are recognised in the Income statement.
     Currency options are initially recognised at cost and subsequently remeasured at their fair values at the balance sheet date.While providing effective economic hedges under the Group’s risk management policy, the current use of currency options does not meet the detailed requirements of IAS 39 for allowing hedge accounting. Currency options are therefore recognised directly in the Income statement under Financial income or Financial expenses.
     Forward exchange contracts and currency swaps hedging recognised assets or liabilities in foreign currencies are measured at fair value at the balance sheet date. Value adjustments are recognised in the Income statement under Financial income or Financial expenses, along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.
     Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the balance sheet date. The value adjustment is recognised in equity.
     All fair values are based on marked-to-market prices or standard pricing models.
     The accumulated net fair value of derivative financial instruments is presented as ‘Marketable securities and financial derivatives’, if positive, or ‘Short-term debt’, if negative.

Provisions
Provisions including tax and legal cases are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. In this connection Novo Nordisk makes the estimate based upon an evaluation of the individual most likely outcome of the cases. In the case where a reliable estimate cannot be made, these are disclosed as contingent liabilities.

OTHER ACCOUNTING POLICIES

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates ruling at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.
    Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and at average exchange rates for Income statement items.
     All exchange rate adjustments are recognised in the Income statement with the exception of exchange gains and losses arising from:

The translation of foreign subsidiaries’ net assets at the beginning of the year translated at the exchange rates at the balance sheet date.
The translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheets are translated using the exchange rates ruling at the balance sheet date.
The translation of long-term intercompany receivables that are considered to be an addition to net assets in subsidiaries.
The translation of investments in associated companies.

The above exchange gains and losses are recognised in Other comprehensive income under equity.

Licence fees and other operating income (net)
Licence fees and other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes non-recurring income items (net) in respect of sale of intellectual property.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.
     Goodwill is measured at historical cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Patents, licences and other intangibles
Patents and licences that include acquired patents and licences to in-process research and development projects and other intangibles are carried at historical cost less accumulated amortisation and any impairment loss.
     Amortisation is provided under the straight-line method over the estimated useful life of the asset (up to 10 years).
     Internal development costs and the related software in connection with major IT projects for internal use are capitalised under Other intangibles.

Property, plant and equipment
Property, plant and equipment are measured at historical cost less accumulated depreciation and any impairment losses. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Interest on loans financing construction of major investments is recognised as an expense in the period in which it is incurred. Subsequent cost is included in the assets carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
     Land is not depreciated. Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

Buildings: 12– 50 years.
Plant and machinery: 5 –16 years.
Other equipment: 3 –16 years.
Minor fixed assets below DKK 100,000 and fixed assets with limited expected useful lives are charged to the Income statement in the year of acquisition.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	63

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notes – accounting policies

1	Summary of significant accounting policies (continued)

Leases
Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under Property, plant and equipment and depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities.
     Operating lease costs are charged to the Income statement on a straight-line basis over the period of the lease.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated companies’ net asset value applying Group accounting policies).
     Goodwill relating to associated companies is recorded under Investments in associated companies.

Impairment of assets
The Group assesses the carrying amount of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying amounts may not be recoverable. Factors considered material by the Group and that could trigger an impairment test include the following:

Significant underperformance relative to historical or projected future results.
Significant changes in the manner of the Group’s use of the acquired assetsor the strategy for our overall business.
Significant negative industry or economic trends.

When it is determined that the carrying amount of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.
     This impairment test is based upon management’s projections and anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products, forecasted lifecycle and forecasted cash flows over that period.
     While the assumptions are believed to be appropriate, the amounts estimated could differ materially from what actually occurs in the future. These discounted cash flows are prepared at cash-generating-unit level.

Financial assets
The Group classifies its investments in the following categories: Financial assets at fair value through profit or loss (financial derivatives), Loans and receivables and Available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial derivatives used for hedging purposes. Assets in this category are classified as current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in Trade receivables and Other receivables in the Balance sheet.
     Trade receivables and Other receivables are stated at amortised cost less allowances for doubtful trade receivables. The allowances are based on an individual assessment of each receivable, which also includes an assessment of payment risk associated with individual countries.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in ‘Other financial assets’ unless Management intends to dispose of the investment within 12 months of the balance sheet date. Marketable securities under current assets are classified as available-for-sale financial assets.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value plus transaction costs for all financial assets not classified as fair value through profit or loss.
     Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
     Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.
     Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement as gains and losses from available-for-sale financial assets.
     The fair values of quoted investments are based on current bid prices. Financial assets for which no active market exists are carried at cost.
     The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets has been impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss is removed from equity and recognised in the Income statement. Impairment losses recognised in the Income statement on equity instruments are not reversed through the Income statement.

Inventories
Raw materials and consumables are measured at cost assigned by using the first-in, first-out method.
     Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and production overheads such as employee costs, depreciation, maintenance etc. The production overheads are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.
     If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Tax
Income taxes in the Income statement include tax payable for the year with addition of the change in deferred tax for the year.
     Deferred income taxes arise from temporary differences between the accounting and tax balance sheets of the individual consolidated companies and from realisable tax-loss carry-forwards, using the liability method. The tax value of tax-loss carry-forwards will be included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. The deferred taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences.
     Tax payable/receivable includes tax payable computed on the basis of the expected taxable income for the year and adjustments for tax payable for previous years.

Employee benefits
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

64	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – accounting policies

1	Summary of significant accounting policies (continued)

Pensions
The Group operates a number of defined benefit and defined contribution plans throughout the world. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.
     Differences between assumptions and actual events and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor.
     Past service costs are allocated over the average period until the benefits become vested.
     Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.
     The Group’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.
     The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and a corresponding adjustment to equity over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment ‘truing up’.

Liabilities
Generally, liabilities are stated at amortised cost unless specifically mentioned otherwise.

Treasury shares
Treasury shares are deducted from share capital at their nominal value of DKK 2 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from retained earnings.

Dividends
Dividends are recognised as a liability in the period in which they are declared at the Annual General Meeting.

Consolidated statement of cash flows and financial resources
The Consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year, and cash and cash equivalents at the beginning and the end of the year.
     Cash and cash equivalents consist of cash and marketable securities, with original maturity of less than three months, less short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months, and undrawn committed credit facilities expiring after more than one year.

United States Generally Accepted Accounting Principles (US GAAP)
The Group prepares a reconciliation of the effect on net profit, equity and balance sheet of the application of US Generally Accepted Accounting Principles (US GAAP) in lieu of International Financial Reporting Standards. Note 38 discloses the US GAAP reconciliation.

2	Changes in the scope of consolidation

In January 2005, Novo Nordisk’s wholly owned subsidiary Novo Nordisk Delivery Technologies, Inc completed the acquisition of a business unit from Aradigm Corporation related to the AERx® insulin Diabetes Management System (iDMS). The date of acquisition was 26 January 2005. The cost of the combination was DKK 358 million consisting of DKK 350 million in purchase price and DKK 8 million in assumed liabilities. The purchase price was paid in cash. The net assets are included in the consolidation as from 26 January 2005. The acquisition was accounted for under the purchase method of accounting and there was no goodwill related to the acquisition. Note 29 shows the assets and liabilities recognised as a result of the business combination. These values approximate their carrying amounts immediately before the combination.
     In 2004, no changes in the scope of consolidation occurred.
     In 2003, Novo Nordisk acquired 55% of the Algerian company Aldaph SpA for DKK 0. There was no goodwill related to the acquisition. Until the acquisition of these shares, Aldaph SpA was an associated company of Novo Nordisk and Novo Nordisk owned 45% of the share capital.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	65

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notes – accounting policies

3	Critical accounting estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the reported carrying amounts of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates. Novo Nordisk believes the following are the significant accounting estimates and related judgements used in the preparation of its Consolidated financial statements.

Sales rebate accruals and provisions
Sales rebate accruals and provisions are established in the same period as the related sales. The sales rebate accruals and provisions are recorded as a reduction in sales and are included in Other provisions and Other liabilities.
     The accruals and provisions are based upon historical rebate payments. They are calculated based upon a percentage of sales for each product as defined by the contracts with the various customer groups.
     Factors that complicate the rebate calculations are identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate.
     Novo Nordisk believes that the accruals and provisions established for sales rebates are reasonable and appropriate based on current facts and circumstances. However, actual amount of rebates and discounts may differ from the amounts estimated by Management.
     The carrying amount of sales rebate accruals and provisions is DKK 1,872 million at 31 December 2005; please refer to note 5 for further information.

Indirect Production Costs (IPC)
Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, as well as IPC such as employee costs, depreciation, maintenance etc.
     IPC are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the method for calculation of IPC, including utilisation levels, production lead time etc in the calculation of IPC, could have an impact on the gross margin and the overall valuation of inventories. The carrying amount of IPC is DKK 3,536 million at 31 December 2005.

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful debts.
     Novo Nordisk maintains allowances for doubtful trade receivables for estimated losses resulting from the subsequent inability of the customers to make required payments. If the financial conditions of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyses trade receivables and analyses historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.
     The uncertainty connected with the allowance for doubtful trade receivables is considered limited. The carrying amount of allowances for doubtful trade receivables is DKK 419 million at 31 December 2005.

Income taxes
Management judgement is required in determining the Group’s provision for deferred income tax assets and liabilities. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets as well as outcome of tax cases should be recognised.
     The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 879 million and DKK 1,846 million respectively at 31 December 2005.

Provisions and contingencies
As part of normal business Novo Nordisk issues credit notes for expired goods. Consequently a provision for future returns is made, based on historical statistical product returns. The pattern in returns in the future may be different from previous patterns.
     The carrying amount of provision for returned products is DKK 496 million at 31 December 2005.
Management of the Group makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation, etc, management considers the evaluation of external counsel knowledgeable about each matter, as well as known outcomes in case law. See note 37 for a description of significant litigations pending.

66	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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financial definitions

ADRs
American Depositary Receipts.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Cash to earnings
Free cash flow as a percentage of net profit.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding including the dilutive effect of share options ‘in the money’ in accordance with IAS 33. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following: 1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options and 2) the number of shares that would have been issued assuming the exercise of the share options. The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Equity at year-end as a percentage of the sum of total liabilities and equity at year-end.

Free cash flow
The sum of Cash flow from operating activities and Cash flow from investing activities excluding Net changes in marketable securities.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The number of shares outstanding is the total number of shares excluding the holding of treasury shares.

Operating profit
Earnings before tax, financial items and share of profit/loss in associated companies.

Operating profit margin
Operating profit as a percentage of sales.

Payout ratio
Total dividends for the year as a percentage of net profit.

ROIC (return on invested capital)
Operating profit after tax (using the effective rate) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	67

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notes – consolidated income statement

4	Segment information

Primary reporting format – Business segments
At 31 December 2005, the Novo Nordisk Group operates on a worldwide basis in two business segments (the primary reporting format):

Diabetes care:
The business segment includes discovery, development, manufacturing and marketing of products within the areas of insulin and delivery systems and oral antidiabetic products (OAD).

Biopharmaceuticals:
The business segment includes discovery, development, manufacturing and marketing of products within the therapy areas haemostasis management

(NovoSeven®), growth hormone therapy, hormone replacement therapy and other products.

There are no sales or other transactions between the business segments. Costs have been split between business segments based on a specific allocation with the addition of a minor number of corporate overheads allocated systematically to the segments. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, long-term financial assets, inventories, trade receivables and other receivables. Segment liabilities comprise liabilities derived from the activities of the segment, including provisions, trade payables and other liabilities.

Business segments	2005	2004	2003

DKK million	Diabetes care

Segment sales and results

Sales
Insulin analogues	7,298	4,507	2,553
Human insulin and insulin-related sales	15,006	14,383	14,492
Oral antidiabetic products (OAD)	1,708	1,643	1,430

Diabetes care total	24,012	20,533	18,475

Haemostasis management (NovoSeven®)
Growth hormone therapy Hormone replacement therapy
Other products

Biopharmaceuticals total

Sales	24,012	20,533	18,475
Change in DKK (%)	16.9%	11.1%	5.8%
Change in local currencies (%)	15.9%	14.7%	16.0%
Operating profit	4,055	3,404	3,142

Share of profit in associated companies	–	–	–
Financial income (net) Profit before income taxes Income taxes

Net profit

Other segment items

Research and development costs	3,177	2,932	2,805
Depreciation and amortisation	1,446	1,312	1,125
Impairment losses in the Income statement	171	320	143
Additions to property, plant and equipment and intangible assets (net)	3,510	2,652	1,930
Investments in associated companies (net)	_	_	_
Long-term assets	17,502	15,270	14,405
Total assets	28,484	24,997	23,911
Total liabilities	6,635	4,788	4,241

Geographical segments	2005	2004	2003	2005	2004	2003

DKK million	Europe			North America

Sales	13,447	12,411	11,697	9,532	7,478	6,219
Change in DKK (%)	8.3%	6.1%	7.4%	27.5%	20.2%	7.5%
Additions to property, plant and equipment and intangible assets including	2,332	2,831	2,137	801	133	63
acquisition of business units (net)
Property, plant and equipment	16,946	16,519	15,510	1,212	425	366
Total assets	32,523	31,198	29,166	4,205	2,725	2,270

68	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – consolidated income statement

4	Segment information (continued)

Secondary reporting format – Geographical segments

The Novo Nordisk Group operates in four main geographical areas (the secondary reporting format):

Europe: EU, EFTA
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Sales are attributed to geographical segments based on the location of the customer. There are no sales between segments.
     Total assets and additions to property, plant and equipment and intangible assets are based on the location of the assets.
The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risk and returns.

2005	2004	2003	2005	2004	2003	2005	2004	2003

Biopharmaceuticals			Corporate/unallocated			Total

						7,298	4,507	2,553
						15,006	14,383	14,492
						1,708	1,643	1,430

						24,012	20,533	18,475

5,064	4,359	3,843				5,064	4,359	3,843
2,781	2,317	2,133				2,781	2,317	2,133
1,565	1,488	1,322				1,565	1,488	1,322
338	334	385				338	334	385

9,748	8,498	7,683				9,748	8,498	7,683

9,748	8,498	7,683				33,760	29,031	26,158
14.7%	10.6%	3.7%				16.3%	11.0%	5.2%
14.2%	15.4%	14.0%				15.4%	14.9%	15.0%
4,033	3,576	3,280				8,088	6,980	6,422

–	–	–	319	(117)	(59)	319	(117)	(59)
			(173)	594	1,013	(173)	594	1,013
						8,234	7,457	7,376
			2,370	2,444	2,543	2,370	2,444	2,543

						5,864	5,013	4,833

1,908	1,420	1,250	–	–	–	5,085	4,352	4,055
309	254	278	4	–	–	1,759	1,566	1,403
–	6	35	–	–	–	171	326	178
727	583	388	4	–	–	4,241	3,235	2,318
–	–	–	–	18	–	–	18	–
3,625	3,185	3,020	1,273	1,229	947	22,400	19,684	18,372
6,566	5,644	5,495	6,910	6,792	5,158	41,960	37,433	34,564
1,959	1,581	1,416	5,732	4,560	4,131	14,326	10,929	9,788

2005	2004	2003	2005	2004	2003	2005	2004	2003

International Operations			Japan & Oceania			Total

6,070	4,844	4,227	4,711	4,298	4,015	33,760	29,031	26,158
25.3%	14.6%	3.1%	9.6%	7.0%	–1.9%	16.3%	11.0%	5.2%
1,088	252	83	20	19	35	4,241	3,235	2,318

1,546	376	184	237	239	282	19,941	17,559	16,342
4,212	2,387	2,260	1,020	1,123	868	41,960	37,433	34,564

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	69

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notes – consolidated income statement

5	Sales rebate accruals and provisions

DKK million		2005	2004	2003

At the beginning of the year		1,031	745	660
Additional rebates deducted from sales		2,637	1,600	1,069
Payments and grants of rebates during the year		(1,943)	(1,258)	(888)
Exchange rate adjustments		147	(56)	(96)

At the end of the year		1,872	1,031	745

Specification of sales rebate accruals and provisions:
Other liabilities		77	107	94
Current provisions		1,795	924	651

Total sales rebate accruals and provisions		1,872	1,031	745

6	Employee costs

DKK million		2005	2004	2003

Wages and salaries		9,101	8,119	7,657
Share-based payment costs (refer to note 34)		223	104	76
Pensions – defined contribution plans		660	592	516
Pensions – defined benefit plans
(refer to note 24)		137	100	91
Other contributions to social security		584	488	483
Other employee costs		793	660	554

Total employee costs		11,498	10,063	9,377

Included in the Income statement
under the following headings:
Cost of goods sold		3,664	3,219	2,951
Sales and distribution costs		3,380	2,868	2,756
Research and development costs		2,095	1,713	1,516
Administrative expenses		1,751	1,523	1,479

Total included in the Income statement		10,890	9,323	8,702

Included in the Balance sheet as:
Capitalised employee costs related to
assets in course of construction etc		605	598	524
Change in employee costs included
in inventories		3	142	151

Total included in the Balance sheet		608	740	675

Total employee costs		11,498	10,063	9,377

For information on remuneration to the Board of Directors and
Executive Management, please refer to note 35.

Average number of full-time employees		21,146	19,520	18,381
Year-end number of full-time employees		22,007	20,285	18,756

7 Depreciation, amortisation and impairment losses

DKK million	2005	2004	2003

Included in the Income statement
under the following headings:
Cost of goods sold	1,525	1,322	1,076
Sales and distribution costs	67	226	116
Research and development costs	231	218	197
Administrative expenses	107	126	188
Share of profit/(loss) in associated companies	–	–	4

Total depreciation, amortisation
and impairment losses	1,930	1,892	1,581

8 Fees to statutory auditors

DKK million	2005	2004	2003

Statutory audit	24	17	15
Audit-related services	6	5	4
Tax advisory services	20	18	16
Other services	1	3	4

Total	51	43	39

9 Licence fees and other operating income (net)

DKK million	2005	2004	2003

Licence fees and settlements	164	382	901
Net income from IT, engineering and
other services	51	58	43
Other income	188	135	92

Total licence fees and other operating
income (net)	403	575	1,036

10 Financial income

DKK million	2005	2004	2003

Interest income	210	235	285

Capital gain on investments etc (net)	–	–	2
Foreign exchange gain (net)	288	–	–

Foreign exchange gain on derivative
financial instruments (net)	–	663	1,195

Total financial income	498	898	1,482

11 Financial expenses

DKK million	2005	2004	2003

Interest expenses *)	254	107	184
Capital loss on investments etc (net)	20	12	–
Foreign exchange loss (net)	–	130	229
Foreign exchange loss on derivative
financial instruments (net)	328	–	–
Other financial expenses	69	55	56

Total financial expenses	671	304	469

*) Included in Interest expenses in 2005 is DKK 82 million to public authorities.

70	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – consolidated income statement

12 Income taxes

DKK million	2005	2004	2003

Current tax on profit for the year	2,389	2,293	2,541
Deferred tax on profit for the year	40	125	(17)

Tax on profit for the year	2,429	2,418	2,524
Adjustments related to previous years (net)	(59)	26	19

Income taxes in the Income statement	2,370	2,444	2,543

Tax on entries in equity related to current tax	18	–	(150)
Tax on entries in equity related to deferred tax	(70)	8	44

Tax on entries in equity	(52)	8	(106)

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	28.0%	30.0%	30.0%
Deviation in foreign subsidiaries’ tax rates compared to Danish tax rate (net)	3.6%	3.8%	5.7%
Non-tax income less non-tax deductible expenses (net)	–1.6%	–0.5%	–0.2%
Effect on deferred tax related to the change in the Danish tax rate in 2005	–0.7%	–	–
Other	–0.5%	–0.5%	–1.0%

Effective tax rate	28.8%	32.8%	34.5%

13 Earnings per share

		2005	2004	2003

Net profit	DKK million	5,864	5,013	4,833

Average number of shares outstanding	in 1,000 shares	327,711	336,628	341,173
Dilutive effect of outstanding options ‘in the money’	in 1,000 shares	1,223	1,482	422

Average number of shares outstanding incl dilutive effect of options ‘in the money’	in 1,000 shares	328,934	338,110	341,595

Basic earnings per share	DKK	17.89	14.89	14.17
Diluted earnings per share	DKK	17.83	14.83	14.15

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	71

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notes – consolidated balance sheet

14 Intangible assets

	Goodwill	Patents and	Other	Total
		licences etc	intangible
DKK million			assets

2005
Cost at the beginning of 2005	314	177	327	818
Changes in consolidation	–	–	8	8
Reclassification	(45)	(1)	46	–
Additions during the year	11	122	89	222
Disposals during the year	(276)	(1)	(3)	(280)
Exchange rate adjustments	78	–	3	81

Cost at the end of 2005	82	297	470	849

Amortisation and impairment losses at the beginning of 2005	289	8	207	504
Reclassification	(20)	(1)	21	–
Amortisation for the year	–	8	57	65
Amortisation and impairment losses reversed on disposals during the year	(276)	(1)	(3)	(280)
Exchange rate adjustments	72	(1)	4	75

Amortisation and impairment losses at the end of 2005	65	13	286	364

Carrying amount at the end of 2005	17	284	184	485

2004
Cost at the beginning of 2004	318	8	264	590
Additions during the year	–	170	66	236
Disposals during the year	–	(1)	–	(1)
Exchange rate adjustments	(4)	–	(3)	(7)

Cost at the end of 2004	314	177	327	818

Amortisation and impairment losses at the beginning of 2004	103	3	153	259
Amortisation for the year	–	5	56	61
Impairment losses for the year	188	–	–	188
Exchange rate adjustments	(2)	–	(2)	(4)

Amortisation and impairment losses at the end of 2004	289	8	207	504

Carrying amount at the end of 2004	25	169	120	314

72	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – consolidated balance sheet

15 Property, plant and equipment

	Land and	Plant and	Other	Payments on	Total
	buildings	machinery	equipment	account and
				assets in
				course of
DKK million				construction

2005
Cost at the beginning of 2005	9,030	11,162	2,272	3,997	26,461
Changes in consolidation	84	–	26	235	345
Additions during the year	139	199	164	3,397	3,899
Disposals during the year	(219)	(191)	(173)	–	(583)
Transfer from/(to) other items	920	1,447	158	(2,525)	–
Exchange rate adjustments	63	53	45	91	252

Cost at the end of 2005	10,017	12,670	2,492	5,195	30,374

Depreciation and impairment losses at the beginning of 2005	2,467	4,897	1,538	–	8,902
Depreciation for the year	369	1,094	231	–	1,694
Impairment losses for the year	70	101	–	–	171
Depreciation and impairment losses reversed on disposals during the year	(111)	(160)	(142)	–	(413)
Exchange rate adjustments	22	25	32	–	79

Depreciation and impairment losses at the end of 2005	2,817	5,957	1,659	–	10,433

Carrying amount at the end of 2005	7,200	6,713	833	5,195	19,941

2004
Cost at the beginning of 2004	8,597	10,058	2,550	3,156	24,361
Additions during the year	63	384	135	2,557	3,139
Disposals during the year	(239)	(410)	(314)	–	(963)
Transfer from/(to) other items	643	1,153	(85)	(1,711)	–
Exchange rate adjustments	(34)	(23)	(14)	(5)	(76)

Cost at the end of 2004	9,030	11,162	2,272	3,997	26,461

Depreciation and impairment losses at the beginning of 2004	2,247	4,211	1,561	–	8,019
Depreciation for the year	344	931	230	–	1,505
Impairment losses for the year	8	127	3	–	138
Depreciation and impairment losses reversed on disposals during the year	(122)	(355)	(242)	–	(719)
Exchange rate adjustments	(10)	(17)	(14)	–	(41)

Depreciation and impairment losses at the end of 2004	2,467	4,897	1,538	–	8,902

Carrying amount at the end of 2004	6,563	6,265	734	3,997	17,559

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	73

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notes – consolidated balance sheet

16 Investments in associated companies

DKK million	2005	2004

Aggregated financial information of associated companies:
Sales	1,948	2,687
Net profit	(446)	(590)
Total assets	4,828	5,350
Total liabilities	2,051	2,765

Novo Nordisk‘s share of profit/(loss)
in associated companies	319	(117)
Novo Nordisk‘s carrying amount of investments
in associated companies	926	883

Market values of shareholdings in listed
associated companies:
– ZymoGenetics, Inc (NASDAQ symbol: ZGEN)	2,248	2,627
– Aradigm Corporation (NASDAQ symbol: ARDM)	–	74

In 2005, Novo Nordisk’s share of profit/(loss) in associated companies includes unrealised capital gains amounting to DKK 186 million net related to Zymo-Genetics, Inc (DKK 95 million in 2004). Novo Nordisk divested all of its shareholding in Ferrosan A/S during the year and recorded a gain of DKK 260 million.

Until January 2005, Aradigm Corporation was an associated company of Novo Nordisk (refer to note 2). The shareholding of 11% of the share capital in Aradigm Corporation is now included as a long-term available-for-sale investment.

Investments in associated companies include goodwill amounting to DKK 13 million at the end of the year (DKK 13 million in 2004).

Please refer to page 101 for a list of Novo Nordisk’s associated companies.

17 Financial assets

DKK million	2005	2004

Financial assets classified as fair value
through profit and loss:
– Derivative financial instruments (refer to note 36)	198	815

Available-for-sale financial assets:
– Unit trust units	–	18
– Listed shares	85	37
– Unlisted shares	56	85
– Bonds	1,502	508

Loans:
– Amounts owed by affiliated companies	50	37

Total financial assets	1,891	1,500

Specification of financial assets:
Long-term (Other financial assets)	169	159
Current (Marketable securities and financial derivatives)	1,722	1,341

Total financial assets	1,891	1,500

Revaluation surplus on available-for-sale financial
assets recognised in equity during the year	2	13
Bonds with maturity exceeding 12 months
from the balance sheet date	1,001	508
Duration of the Group’s bond portfolio (years)	0.7	1.0
Redemption yield on the Group’s bond portfolio	2.9%	2.5%

18 Inventories

DKK million	2005	2004

Raw materials and consumables	1,131	1,130
Work in progress	4,581	4,127
Finished goods	2,070	1,906

Total inventories	7,782	7,163

Indirect production costs included in work
in progress and finished goods	3,536	3,240

Amount of write-down of inventories
recognised as expense during the year	548	327

Amount of reversal of write-down
of inventories during the year	146	30

19 Trade receivables

DKK million	2005	2004

Trade receivables (gross)	5,213	4,431

Allowances for doubtful trade receivables:
Balance at the beginning of the year	369	398
Change in allowances during the year	72	(3)
Realised losses during the year	(22)	(26)

Balance at the end of the year	419	369

Total trade receivables	4,794	4,062

Trade receivables (net) are equal to an
average credit period of (days)	52	51

The carrying amount of Trade receivables approximates their fair values.

20 Other receivables

DKK million	2005	2004

Prepayments	522	458
Interest receivable	53	23
Amounts owed by affiliated companies	94	101
Other receivables	786	458

Total other receivables	1,455	1,040

The carrying amount of Other receivables approximates their fair values.

74	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – consolidated balance sheet

21 Share capital

DKK million	2005	2004

Development in share capital:
A share capital	107	107
B share capital	602	602

At the end of the year	709	709

The A share capital remained DKK 107 million from 2001 to 2005. In 2001 the B share capital was reduced by DKK 45 million from DKK 647 million to DKK 602 million and remained that amount from 2002 to 2005.

At the end of 2005 the share capital amounted to DKK 107,487,200 in A share capital (equal to 53,743,600 shares of DKK 2) and DKK 601,901,120 in B share capital (equal to 300,950,560 shares of DKK 2).

	Number of B	As % of	Market value
	shares of DKK 2	share capital	DKK million

Treasury shares:
Holding at the beginning of the year	22,585,129	6.37%	6,753
Purchase during the year	9,657,118	2.72%	3,018
Sale during the year	(1,263,028)	–0.36%	(206)
Value adjustment			1,419

Holding at the end of the year	30,979,219	8.73%	10,984

Acquisition of treasury shares during the year is part of the share repurchase programme of up to DKK 5 billion worth of Novo Nordisk B shares announced in April 2004, which was initiated in order to align the capital structure with the expected development in free cash flow. Sale of treasury shares relates to the employee share programme announced in August 2005 and exercised share options.

Of the treasury B shareholding at the end of the year 5,218,243 shares are regarded as hedge for the share-based incentive schemes.

22 Long-term debt

DKK million	2005	2004

Mortgage debt and other secured loans with terms to maturity between 2008 – 2016
and a weighted average interest rate of 3.41%	659	659

Unsecured loans and other long-term loans with terms to maturity between 2007– 2011
and a weighted average interest rate of 4.54%	589	529

Total long-term debt	1,248	1,188

The debt is payable within the following periods as from the balance sheet date:
Between one and two years	16	26
Between two and three years	158	13
Between three and four years	–	153
Between four and five years	–	–
After five years	1,074	996

Total long-term debt	1,248	1,188

The debt is denominated in the following currencies:
DKK	3	3
EUR	656	655
USD	570	492
JPY	12	37
Other currencies	7	1

Total long-term debt	1,248	1,188

Adjustment of the above loans to market value at year-end 2005 would result in a gain of DKK 14 million (a cost of DKK 2 million in 2004).

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	75

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notes – consolidated balance sheet

23 Deferred income tax liabilities

DKK million					2005	2004

At the beginning of the year					1,084	931
Deferred tax on profit for the year					40	125
Adjustment relating to previous years					(14)	(8)
Tax on entries on equity					(70)	8
Exchange rate adjustments					(73)	28

Total deferred tax liabilities (net)					967	1,084

			2005			2004
DKK million	Assets	Liabilities	Total	Assets	Liabilities	Total

Specification
The deferred tax assets and liabilities are allocable
to the various balance sheet items as follows:
Property, plant and equipment	(147)	1,371	1,224	(100)	1,443	1,343
Indirect production costs	–	998	998	–	998	998
Unrealised profit on intercompany sales	(1,861)	–	(1,861)	(908)	–	(908)
Allowances for doubtful trade receivables	(87)	–	(87)	(83)	–	(83)
Tax-loss carry-forward	(14)	–	(14)	(1)	–	(1)
Other	(764)	1,471	707	(1,237)	972	(265)

	(2,873)	3,840	967	(2,329)	3,413	1,084

Netting of deferred tax assets and deferred tax liabilities related to
income taxes for which there is a legally enforceable right to offset	1,994	(1,994)	–	1,560	(1,560)	–

Total deferred tax liabilities (net)	(879)	1,846	967	(769)	1,853	1,084

Unremitted earnings have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, it would result in an immaterial income tax charge based on the tax statutes currently in effect.

No deferred tax has been calculated on differences associated with investments in subsidiaries, branches and associates as the differences by nature are permanent differences. However, deferred tax has been calculated if the differences are tax deductible.

Tax-loss carry-forward

Deferred tax assets are recognised on tax-loss carry-forwards that represent income likely to be realised in the future. The deferred tax assets of a tax loss of DKK 32 million (DKK 70 million in 2004) have not been recognised in the Balance sheet. DKK 32 million expires within three years.

76	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – consolidated balance sheet

24 Provisions for pensions

Most employees in the Novo Nordisk Group are covered by retirement plans in the form of primarily defined contribution plans or alternatively defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States.

Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Group’s Balance sheet. The costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs or Administrative expenses.

DKK million	2005	2004

Changes in present value of the defined
benefit obligations are as follows:
At the beginning of the year	609	500
Changed classification of pension plans	70	0
Current service cost	104	84
Interest cost on pension obligation	27	19
Actuarial (gains)/losses	77	16
Past service costs	(11)	2
Benefits paid to employees	(27)	(15)
Other	(7)	22
Exchange rate adjustments	33	(19)

Present value of defined benefit obligation
at the end of the year	875	609

Specification of present value of defined
benefit obligations:
Present value of funded obligations	576	364
Present value of unfunded obligations	299	245

Total present value of defined benefit obligations	875	609

Changes in fair value of plan assets are as follows:
At the beginning of the year	313	246
Changed classification of pension plans	53	0
Expected return on plan assets	15	9
Actuarial gains/(losses)	(6)	(5)
Employer contributions	72	63
Benefits paid to employees	(21)	(6)
Other	6	9
Exchange rate adjustments	3	(3)

Fair value of plan assets at the end of the year	435	313

The Group expects to contribute DKK 94 million to its defined benefit pension plans in 2006.

The major categories of assets held as a
percentage of total plan assets are as follows:
Equities	50%	56%
Bonds	30%	22%
Cash at bank	18%	20%
Property	2%	2%

DKK million	2005	2004

Amounts recognised in the Balance sheet for post-
employment defined benefit plans are as follows:
Present value of funded obligations	576	364
Fair value of plan assets	(435)	(313)

	141	51

Present value of unfunded obligations	299	245
Unrecognised actuarial gains/losses (net)	(120)	(39)
Unrecognised past service costs	(4)	(7)

Net liability in the balance sheet	316	250

The above amounts include non-pension
post-retirement benefit plans, principally
medical plans as follows:
Actuarial present value of obligations
due to past and present employees	227	171
Unrecognised actuarial gains/losses (net)	(57)	(49)

Net recognised (assets)/liabilities	170	122

Amounts recognised in the Balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as either long-term assets or long-term liabilities.

The amounts recognised in the Income
statement regarding post-employment
defined benefit plans are as follows:
Current service cost	104	84
Interest cost on pension obligation	27	19
Expected return on plan assets	(15)	(9)
Actuarial (gains)/losses recognised in the year	2	(3)
Past service cost	19	9

Total expenses included in employee costs	137	100

Actual return on plan assets	11	11

The actuarial assumptions used in the computations
and valuations vary from country to country due
to local economic and social conditions.
The range of assumptions used is as follows:
Discount rate	2.0%	to	12.0%
Projected return on plan assets	1.0%	to	10.0%
Projected future remuneration increases	2.0%	to	10.0%
Healthcare cost trend rate	2.0%	to	14.0%
Inflation rate	1.0%	to	3.0%

For all major defined benefit plans actuarial computations and valuations are performed annually.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	77

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notes – consolidated balance sheet

25 Other provisions

	Provisions	Provisions	Other	2005	2004
	for returned	for sales	provisions	Total	Total
DKK million	products	rebates

At the beginning of the year	403	924	391	1,718	1,311
Additional provisions	213	2,376	84	2,673	1,666
Unused amounts reversed	–	–	(5)	(5)	(3)
Used during the year	(120)	(1,650)	(82)	(1,852)	(1,200)
Exchange rate adjustments	–	145	40	185	(56)

At the end of the year	496	1,795	428	2,719	1,718

Specification of other provisions:
Long-term	–	–	335	335	358
Current	496	1,795	93	2,384	1,360

Total other provisions	496	1,795	428	2,719	1,718

Provisions for returned products:
Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents management’s best estimate. The provision is expected to be used within the normal operating cycle.

Provisions for sales rebates:

In some countries the actual rebates depend on which customers purchase the products. Factors that complicate the rebate calculations are the identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of the rebate. Please refer to note 5 for further information on rebates deducted from sales.

Other provisions:
Other provisions consist of various types of provisions, which represents management’s best estimate.

26 Short-term debt and financial derivatives

DKK million	2005	2004

Bank loans and overdrafts	820	470
Long-term debt, amounts falling due within one year	25	37
Derivative financial instruments (refer to note 36)	599	–

Total short-term debt	1,444	507

The debt is denominated in the following currencies:
DKK	61	5
EUR	199	87
USD	986	373
JPY	25	34
Other currencies	173	8

Total short-term debt	1,444	507

At year-end, the Group had undrawn committed credit facilities amounting to DKK 7,461 million (DKK 6,694 million in 2004). The undrawn committed credit facilities consist of a EUR 400 million and a EUR 600 million facility committed by a number of Danish and international banks. The facilities mature in 2009 and 2012 respectively.

27 Other liabilities

DKK million	2005	2004

Employee costs payable	1,734	1,513
Taxes and duties payable	463	317
Accruals and deferred income	83	110
Amounts owed to affiliated companies	55	65
Other payables	2,242	1,716

Total other liabilities	4,577	3,721

78	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – consolidated cash flow and financial resources

28 Other reversals with no effect on cash flow

DKK million	2005	2004	2003

Share-based payment costs	223	104	76
Increase/(decrease) in provisions	890	501	56
(Gain)/loss from sale of property,
plant and equipment	(64)	104	35
Allowances for doubtful trade receivables	72	(10)	(28)
Unrealised (gain)/loss on shares
and bonds etc	37	(8)	8
Unrealised foreign exchange (gain)/loss	96	204	207
Share of (profit)/loss in associated companies	127	212	149
Unrealised capital gain on investments in
associated companies	(186)	(95)	(94)
Other	(86)	6	(44)

Other reversals with no effect on cash flow	1,109	1,018	365

29 Cash flows from acquisition of subsidiaries and business units

DKK million	2005	2004	2003

Intangible assets	8	–	–
Property, plant and equipment	345	–	(10)
Current assets	5	–	(54)
Long-term liabilities	–	–	–
Current liabilities	(8)	–	64

Net assets acquired	350	–	–

Goodwill on acquisition	–	–	–

Consideration paid	(350)	–	–

Acquired cash and cash equivalents	–	–	10

Net cash flow	(350)	–	10

30 Cash and cash equivalents

DKK million	2005	2004	2003

Cash at the end of the year	3,303	3,433	1,262

Short-term bank loans and overdrafts
at the end of the year	(820)	(470)	(421)

Cash and cash equivalents
at the end of the year	2,483	2,963	841

At the end of 2005, 2004 and 2003 there were no marketable securities with original maturity of less than three months.

31 Appropriation of net profit incl proposed dividends for the Parent company

DKK million	2005	2004	2003

Proposed appropriation of net profit
in the Parent company, Novo Nordisk A/S:
Dividends	1,945	1,594	1,488
Net revaluation reserve according
to the equity method	3,898	3,377	166
Retained earnings	15	35	3,179

Net profit	5,858	5,006	4,833

Total equity in the Parent company,
Novo Nordisk A/S:
Share capital (not available for dividends)	709	709	709
Share premium account *)	–	2,565	2,565
Net revaluation reserve according to the
equity method (not available for dividends)	10,460	6,562	3,185
Retained earnings	16,310	16,701	18,396
Exchange rate adjustments	142	(40)	(79)

Total equity	27,621	26,497	24,776

Dividends per share	6.00	4.80	4.40

The Financial statements of the Parent company Novo Nordisk A/S are prepared in accordance with Danish GAAP. Compared to the Group accounting policies this also includes amortisation of goodwill. The net profit and equity in 2005 of Novo Nordisk A/S are DKK 6 million (DKK 7 million in 2004) and DKK 13 million (DKK 7 million in 2004) respectively lower than the net profit and equity of the Group.

*)	In accordance with changes in the Danish Companies Act, the Share premium account is transferred to Retained earnings.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	79

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notes – additional information

32	Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objective and policies for the company’s financial risk management are outlined in the Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of allowed financial instruments and risk limits.
     Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk within Novo Nordisk and as such has a significant impact on the Income statement and the Balance sheet.
     The major part of Novo Nordisk’s sales is in EUR, USD, JPY and GBP, while a predominant part of production, research and development costs is carried in DKK. As a consequence Novo Nordisk’s foreign exchange risk is most significant in USD, JPY and GBP, leaving out EUR for which the exchange risk is regarded as low due to the Danish fixed-rate policy vis-à-vis the EUR.
     A 5% change in USD, JPY and GBP versus DKK will have an impact of approximately DKK 350 million, DKK 150 million and DKK 90 million respectively on operating profit in 2006. In addition, USD-related currencies will have an impact of DKK 100 million.
     The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results.
     Novo Nordisk hedges existing assets and liabilities in major currencies as well as future expected cash flows up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.
     During 2005 the USD appreciated substantially, ending with a 15.7% increase versus DKK. In 2004 the USD decreased by 8.2% versus DKK. The JPY and the GBP ended 2005 with a minor appreciation of 1.8% and 3.7% respectively versus DKK. In 2004 the JPY and the GBP decreased by 5.3% and 0.8% respectively versus DKK.
     At year-end 2005 Novo Nordisk has covered the foreign exchange exposures on the Balance sheet together with 12 months of expected future cash flow in USD. For JPY and GBP the equivalent cover was 11 months and 10 months of future expected future cash flow respectively. At the end of 2004 the USD cover was 15 months, and for JPY and GBP the cover was 12 months and 8 months respectively.
     Novo Nordisk only hedges partially invested equity in major foreign affiliates. Equity hedging takes place using long-term cross-currency swaps. At year-end, hedged equity made up 20% of the Group’s JPY equity. For 2004 24% of the Group’s JPY equity was hedged.

Interest rate risk
Changing interest rates affect Novo Nordisk’s Income statement as well as the Balance sheet. Novo Nordisk is mainly exposed to interest rate risk through interest-bearing assets and liabilities.
     The overall objective of interest rate risk management is to limit the negative impact on earnings and on the Balance sheet from interest rate fluctuations.
     Excess liquidity is primarily invested in short-term, high-rated, liquid bonds denominated in DKK or EUR or in money market deposits likewise in DKK or EUR. The interest rate risk of the investments is managed based on duration measured against a predefined benchmark outlined in the Investment Policy.
     DKK and EUR interest rates fell during the first half of 2005, but rose in the second half of 2005. The Danish 2-year bond yield was 2.86% at the end of 2005, up from 2.54% at the end of 2004. The value of the bond portfolio of Novo Nordisk was more or less unaffected by the interest rate development in 2005.

32	Financial risk (continued)

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios, and uncommitted as well as committed facilities.

Counterparty risk
The use of derivative financial instruments and money market deposits gives rise to counterparty exposure. To manage and reduce the credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts with financial counterparties having a satisfactory long-term credit rating assigned by international credit rating agencies. Money market deposits are only entered into with financial counterparts having a satisfactory short-term credit rating. The credit risk on bonds is limited as investments are made in liquid bonds with solid credit ratings.
     Credit risk on Trade and Other receivables is limited as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers.

33	Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S. The remaining shares are widely held. The ultimate parent of the Novo Nordisk Group is the Novo Nordisk Foundation (incorporated in Denmark).

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities, and management of Novo Nordisk. Following the demerger, Novo Nordisk has access to certain assets of and may purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The main part of these agreements is for one year.

The Novo Nordisk Group has had the following material transactions with related parties:

	2005	2004
	Purchase/	Purchase/
DKK million	(sale)	(sale)

Novo A/S
Services provided by the Novo Nordisk Group	(12)	(5)
Facilitation provided by Novo A/S	35	34
Purchase of treasury shares	646	643

The Novozymes Group
Services provided by the Novo Nordisk Group	(248)	(363)
Services provided by the Novozymes Group	142	158
Sales of assets to the Novozymes Group	–	(7)

Associated companies
Purchased intangible assets, fees and royalties etc
paid to associated companies by Novo Nordisk	96	415

There have not been any material transactions with the Novo Nordisk Foundation or with any director or officer of Novo Nordisk A/S, the Novozymes Group, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to management of Novo Nordisk A/S, please refer to note 35.

Apart from the balances included in the Balance sheet under Other financial assets, Other receivables, and Other liabilities, there are no unsettled transactions with related parties at the end of the year.

80	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – additional information

34	Share-based payment schemes

Share options
Novo Nordisk has established share option schemes with the purpose of motivating and retaining qualified management and to ensure common goals for management and the shareholders. Each option gives the right to purchase one Novo Nordisk B share, and in total approximately 400 employees in Novo Nordisk hold share options. All share options are hedged by treasury shares.

Ordinary share option plans
The granting of share options under the Group’s ordinary share option plans is subject to the achievement of financial and non-financial goals decided by the Board of Directors aligned with the Group’s long-term targets.
     The options are exercisable three years after the issue date and will expire after eight years. For options granted based on performance targets for the financial years 1997–1999, the exercise price was equal to the market price of the Novo Nordisk B share at the time of issuance. The exercise price for options granted based on performance targets for the financial years 2000 –2005 was equal to the market price of the Novo Nordisk B share at the time when the plan was established. The options can only be settled in shares.
     For 2005, 820,234 options were granted. This corresponds to 94% of the maximum number of options available for grant. The exercise price is 306. The exercise price is fixed during the lifetime of the share option plan.

Launch-share option plan
In connection with the demerger of Novozymes A/S in 2000, a specific share option plan was established for Executive Management and the Senior Management Board, where the granting of the options was subject to the successful and timely completion of the demerger. The options are exercisable three years after the issue date and will expire after six years. The exercise price corresponds to the market price of the Novo Nordisk B share at the time when the plan was established.
     As a prerequisite to receiving the options, each participant had to establish an investment in Novo Nordisk B shares equal to one year’s gross salary. For each Novo Nordisk share invested under the scheme, four options were received, and the Novo Nordisk B share investment had to be maintained at least until the end of the vesting period for the options, ie to 31 January 2004. After this date, the investment in Novo Nordisk B shares was no longer required, and the Novo Nordisk B shares could be sold by the individual launch-share option plan participant, whereas the launch-share options could be exercised within a period of three years until February 2007.
     The launch scheme was mandatory for members of Executive Management and voluntary for the Senior Management Board. In 2001 and 2002, a launch-option incentive programme was also offered to newly appointed members of the Senior Management Board.

Assumptions
The market value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.
     The assumptions used are shown in the table below:

	2005	2004	2003

Expected life of the option in years (average)	6	6	4

Expected volatility	15%	35%	35%

Expected dividend per share (in DKK)	6.00	4.80	4.40

Risk-free interest rate
(based on Danish government bonds)	3.25%	3.50%	3.80%

Novo Nordisk B share price
at the date of grant	320	288	241

Novo Nordisk B share price
at the end of the year	355	299	241

In 2005 the expected volatility is based on one year’s historical volatility. In 2004 and 2003, the expected volatility was based on four years’ historical volatility.

Share options on Novozymes shares
Options granted prior to the demerger of Novozymes A/S in 2000 have been split into one Novo Nordisk option and one Novozymes option. At the end of the year, the Group’s outstanding Novozymes options amount to 140,308 with an average exercise price of DKK 97 per share of DKK 10 and a market value of DKK 34 million. These options are hedged by the Group’s holding of Novozymes A/S B shares.

Employee shares
In 2005 a new employee share program was introduced. In Denmark and internationally employees bought 852,647 shares under this program.
     In the US, Brazil, China and Russia the program is structured as a share option scheme with a vesting period of three years and an exercise price of nil. A total of 113,540 options have been granted under this part of the program.

Long-term share-based incentive programme
As from 2004, the six members of Executive Management and twenty members of the Senior Management Board are no longer included in Novo Nordisk’s share option plan. The option plan has been replaced by a share-based incentive programme. This incentive programme is based on an annual calculation of shareholder value creation compared to the planned performance for the year.
     In line with Novo Nordisk’s long-term financial targets, the calculation of value creation is based on reported operating profit after tax reduced by a WACC-based return requirement on average invested capital. A proportion of the marginal value creation will be transferred to a bonus pool for participating executives. The calculated bonus pool may, subject to the Board of Directors’ assessment, be reduced by a lower than expected performance on significant research and development projects and key sustainability projects.
     The bonus pool will operate with a maximum contribution per participant equal to eight months’ salary. Once the performance-based bonus pool has been approved by the Board of Directors, the bonus pool is converted into Novo Nordisk A/S B shares at the market price prevailing when the financial results for the year prior to the bonus year were released. The bonus pool of shares will be established when approved by the Board of Directors, but will be locked up for three years before it is transferred to the participants at the end of the three-year period.
     In the lock-up period, the bonus pool may potentially be reduced due to lower than planned value creation in subsequent years. The participant will have to be employed by Novo Nordisk at the end of the lock-up period to be eligible for the transfer of shares from the bonus pool. In 2005, the allocation to the bonus pool amounts to DKK 35.5 million, corresponding to seven months’ salary. This amount was expensed in 2005. The cash amount has been converted into 116,013 Novo Nordisk B shares using a share price of DKK 306, equal to the average trading price for Novo Nordisk B shares on the Copen-hagen Stock Exchange from 29 January to 12 February 2005. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board.
     The total number of shares in the bonus pool relating to the years 2004 and 2005 now amounts to 242,357 shares.
     As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2004 –2005, it will continue in 2006 with an unchanged structure.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	81

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notes – additional information

34	Share-based payment schemes (continued)

		Average exercise price per option DKK	Market value per option DKK	Market value DKK million

Outstanding share options in Novo Nordisk	Share options

Outstanding at the end of 2002	3,053,953	223	58	177
Granted in respect of 2003 (issued on 6 February 2004)	1,092,500	195	86	94
Exercised in 2003:
of 1998 Ordinary share option plan	(20,000)	125	58	(1)
of 1999 Ordinary share option plan	(51,000)	198	58	(3)
Expired/cancelled in 2003	(37,750)	223	58	(2)
Value adjustment				42

Outstanding at the end of 2003	4,037,703	216	75	307

Granted in respect of 2004 (issued on 31 January 2005)	809,416	267	104	84
Exercised in 2004:
of 1997 Ordinary share option plan	(5,500)	190	75	(1)
of 1998 Ordinary share option plan	(55,083)	125	75	(4)
of 1999 Ordinary share option plan	(99,166)	198	75	(7)
of 2000 Ordinary share option plan	(143,083)	198	75	(11)
of Launch-share option plan	(92,280)	198	75	(7)
Expired/cancelled in 2004	(6,356)	216	75	(1)
Value adjustment				79

Outstanding at the end of 2004	4,445,651	227	99	439

Granted in respect of 2005 (issued on 31 January 2006)	820,234	306	57	47
Employee share options (issued Oct–Dec 2005)	113,540	0	312	35
Exercised in 2005:
of 1997 Ordinary share option plan	(9,500)	190	99	(1)
of 1998 Ordinary share option plan	(51,500)	125	99	(5)
of 1999 Ordinary share option plan	(103,667)	198	99	(10)
of 2000 Ordinary share option plan	(91,624)	198	99	(9)
of Launch-share option plan	(134,040)	198	99	(13)
Expired/cancelled in 2005	(13,208)	227	99	(1)
Value adjustment				152

Outstanding at the end of 2005	4,975,886	238	127	634 *

*) The market value has been calculated using the Black-Scholes model with the parameters existing at year-end 2005.

				Outstanding/
Exercisable and outstanding	Issued	Exercised	Expired/	exercisable	Exercise price
share options in Novo Nordisk	share options	share options	cancelled	share options	DKK	Exercise period

1997 Ordinary share option plan	104,500	(64,000)	(27,000)	13,500	190	19/2 2001 – 18/2 2006
1998 Ordinary share option plan	355,000	(178,333)	(50,917)	125,750	125	25/3 2002 – 24/3 2007
1999 Ordinary share option plan	687,500	(253,833)	(77,167)	356,500	198	24/3 2003 – 23/3 2008
2000 Ordinary share option plan	763,000	(234,707)	(25,168)	503,125	198	22/2 2004 – 21/2 2009
2001 Ordinary share option plan	684,980	–	(42,894)	642,086	332	8/2 2005 – 7/2 2010
2000 Launch-share option plan	718,600	(226,320)	–	492,280	198	1/2 2004 – 31/1 2007
2001 Launch-share option plan	10,764	–	–	10,764	332	8/2 2005 – 7/2 2010

Exercisable at the end of 2005	3,324,344	(957,193)	(223,146)	2,144,005

2002 Launch-share option plan	26,024	–	–	26,024	322	7/2 2006 – 6/2 2011
2003 Ordinary share option plan	1,092,500	–	(24,333)	1,068,167	195	6/2 2007 – 5/2 2012
2004 Ordinary share option plan	809,416	–	(5,500)	803,916	267	31/1 2008 – 30/1 2013
2005 Ordinary share option plan	820,234	–	–	820,234	306	31/1 2009 – 30/1 2014
2005 Employee share options	113,540	–	–	113,540	0	1/11 2008 – 31/12 2008

Outstanding at the end of 2005	6,186,058	(957,193)	(252,979)	4,975,886

	Average	Exercised
	market price	share
Average market price of Novo Nordisk B shares per trading period in 2005	DKK	options

February	306	118,560
May	302	74,530
August	324	138,753
November	329	58,488

Total exercised options		390,331

82	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – additional information

35	Management‘s remuneration, share options and shareholdings

For information on the Board of Directors, the members of Executive Management and of the Senior Management Board, please refer to pages 108 –110 of the Annual Report.

Remuneration
It is the policy of Novo Nordisk that remuneration to the Board of Directors (eleven in total), Executive Management (six in total) and the Senior Management Board (twenty in total) must be at a competitive level compared to other major Danish companies and similar international pharmaceutical companies.

Fee to the Board of Directors and the Audit Committee
The fee to the Board of Directors and the Audit Committee is a fixed annual fee. Directors receive a fixed amount while the chairmanship receives a multiplier thereof: the Chairman (2.5 times) and the Vice Chairman (1.5 times). The Audit Committee also receives a multiplier thereof in addition to the director’s fee: the Audit Committee chairman (1.25 times) and an Audit Committee member (0.5 times). In 2005, the base fee was DKK 300,000. In addition to the fee the members’ costs in connection with participation in the meetings, such as travel and hotel expenses etc, are refunded. No other amounts or benefits are paid to the Board members or Audit Committee members.

	Board of	Audit	2005	Board of	Audit	2004
DKK million	Directors	Committee	Total	Directors	Committee	Total

Mads Øvlisen (Chairman of the Board)	0.8	–	0.8	0.8	–	0.8
Sten Scheibye (Vice chairman of the Board)	0.5	–	0.5	0.4	–	0.4
Kurt Anker Nielsen (Chairman of the Audit Committee)	0.3	0.4	0.7	0.3	0.4	0.7
Other Board of Directors /Audit Committee members	2.2	0.3	2.5	2.1	0.3	2.4

Total	3.8	0.7	4.5	3.6	0.7	4.3

Executive Management and Senior Management Board
The remuneration to Executive Management and the Senior Management Board is based on a fixed salary, a potential cash bonus of up to four months’ salary, pension contributions of 20% to approximately 30% of the cash salary including bonus, as well as non-monetary benefits in the form of car and phone. Additionally, Executive Management and the Senior Management Board participate in a long-term share-based incentive programme. The performance-based incentive programme is based on long-term value creation where Novo Nordisk B shares will be allocated annually to a shared bonus pool when predefined overall business-related targets have been achieved. The maximum annual allocation is capped. Subject to satisfactory subsequent performance, the bonus pool of shares may be paid out to the executives after a three-year lock-up period. The size of the cash bonus depends on the achievement of individual performance targets, whereas the incentive from the long term share-based programme is based on an annual calculation of shareholder-value creation compared to planned performance for the year for the Group.

The remuneration package for members of the Senior Management Board employed in foreign subsidiaries differs from the general package in respect of other benefit and bonus schemes included in the package in order to ensure an attractive package compared to local conditions. In addition, Executive Management and Senior Management Board members receive ordinary allowances in connection with business travelling, conferences and education etc, which are based on refunding of actual costs.

				Car allowance	Share-based	Total
DKK million	Fixed salary	Cash bonus	Pensions	etc	payment	remuneration

2005
Executive Management:
Lars Rebien Sørensen	5.5	1.6	1.8	0.3	–	9.2
Jesper Brandgaard	2.7	0.9	0.9	0.3	–	4.8
Lars Almblom Jørgensen	2.6	0.8	1.1	0.3	–	4.8
Lise Kingo	2.7	0.9	0.9	0.3	–	4.8
Kåre Schultz	2.9	0.9	1.1	0.8	–	5.7
Mads Krogsgaard Thomsen	2.7	0.7	0.8	0.3	–	4.5

Executive Management in total	19.1	5.8	6.6	2.3	–	33.8

Senior Management Board in total	33.9	9.0	9.7	3.3	–	55.9

Share bonus pool *)					35.5	35.5

*)	The share bonus pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	83

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notes – additional information

35	Management‘s remuneration, share options and shareholdings (continued)

				Car allowance	Share-based	Total
DKK million	Fixed salary	Cash bonus	Pensions	etc **)	payment	remuneration

2004
Executive Management:
Lars Rebien Sørensen	5.3	1.5	1.6	0.3	–	8.7
Jesper Brandgaard	2.6	0.9	0.8	0.3	–	4.6
Lars Almblom Jørgensen	2.6	0.6	0.9	0.3	–	4.4
Lise Kingo	2.6	0.9	0.8	0.3	–	4.6
Kåre Schultz	2.9	0.9	1.0	0.3	–	5.1
Mads Krogsgaard Thomsen	2.6	0.4	0.8	0.3	–	4.1

Executive Management in total	18.6	5.2	5.9	1.8	–	31.5

Senior Management Board in total	39.4	11.3	11.1	5.3	–	67.1

Share bonus pool *)					33.7	33.7

*)	The share bonus pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.
**)	For 2004, Car allowance etc has been adjusted to reflect a revaluation of car lease expenses.

In relation to severance payment, the members of Executive Management are, in the event of termination by the Company or by the individual due to a merger, acquisition or takeover by an external company, entitled to a severance payment of up to 36 months’ salary plus pension contributions. This equals amounts between DKK 10.5 million and DKK 21.9 million.

Lars Rebien Sørensen serves as a member of the Board of Directors of Scandinavian Airlines and ZymoGenetics, Inc. and retains the remuneration received from Scandinavian Airlines, which amounts to SEK 300 thousand in 2005 (SEK 300 thousand in 2004) but does not retain the compensation from ZymoGenetics, Inc. Lars Rebien Sørensen furthermore serves as a member of the Supervisory Board of Bertelsmann AG for which he receives EUR 41 thousand in 2005, which he retains.

Management‘s share options

	At the beginning	Exercised during the year	Additions during the year	At the end of the year	Market value *) DKK million
Share options in Novo Nordisk	of the year

Executive Management:
Lars Rebien Sørensen	115,500	–	–	115,500	16.8
Jesper Brandgaard	65,280	–	–	65,280	9.5
Lars Almblom Jørgensen	66,780	–	–	66,780	9.8
Lise Kingo	37,520	–	–	37,520	5.5
Kåre Schultz	67,280	(38,530)	–	28,750	3.8
Mads Krogsgaard Thomsen	65,280	–	–	65,280	9.5

Executive Management in total	417,640	(38,530)	–	379,110	54.9

Former members of Executive Management **):
Mads Øvlisen	98,580	–	–	98,580	15.1
Kurt Anker Nielsen ***)	37,840	–	–	37,840	5.8

	136,420	–	–	136,420	20.9

Senior Management Board in total ****)	585,754	(167,510)	15,500	433,744	60.9

Total	1,139,814	(206,040)	15,500	949,274	136.7

*)	Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 34.
**)	Mads Øvlisen and Kurt Anker Nielsen are now members of the Board of Directors.
***)	In addition, Kurt Anker Nielsen has share options in Novo Nordisk, issued by Novo A/S. At the end of 2005, 21,000 of these options were outstanding.
****)	Additions during the year cover the holdings of share options by Senior Management Board members appointed in 2005.

84	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – additional information

35	Management‘s remuneration, share options and shareholdings (continued)

Management’s holding of Novo Nordisk shares
The internal rules for board members’, executives’ and certain employees’ trading in Novo Nordisk securities only permit trading in the 15-calendar-day period following each quarterly announcement.

	At the beginning of the year	Purchased during the year	Sold	At the end of the year	Market value *) DKK million
Shares in Novo Nordisk			during the year

Board of Directors:
Mads Øvlisen	17,330	–	–	17,330	6.1
Sten Scheibye	400	–	–	400	0.1
Anne Marie Kverneland	1,600	60	–	1,660	0.6
Göran A. Ando	–	–	–	–	–
Henrik Gürtler	–	–	–	–	–
Johnny Henriksen	300	60	–	360	0.1
Jørgen Wedel	5,555	–	–	5,555	2.0
Kurt Anker Nielsen	27,612	5,000	(5,000)	27,612	9.8
Kurt Briner	2,400	–	(2,400)	–	–
Niels Jacobsen	11,000	–	–	11,000	3.9
Stig Strøbæk	400	60	(300)	160	0.1

Board of Directors in total	66,597	5,180	(7,700)	64,077	22.7

Executive Management:
Lars Rebien Sørensen	3,800	60	–	3,860	1.3
Jesper Brandgaard	5,545	60	(5,445)	160	0.1
Lars Almblom Jørgensen	4,690	60	–	4,750	1.6
Lise Kingo	1,555	60	–	1,615	0.6
Kåre Schultz	5,000	38,590	(43,430)	160	0.1
Mads Krogsgaard Thomsen	100	60	–	160	0.1

Executive Management in total	20,690	38,890	(48,875)	10,705	3.8

Senior Management Board in total	56,504	148,600	(165,631)	39,473	14.0

Share bonus pool for Executive Management
and Senior Management Board **)	126,344	116,013	–	242,357	85.9

Total	270,135	308,683	(222,206)	356,612	126.4

*)	Calculation of the market value is based on the quoted share prices at the end of the year.
**)	The share bonus pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to the members of the Senior Management Board. In the lock-up period, the bonus pool may potentially be reduced as a result of lower than planned value creation in subsequent years.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	85

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notes – additional information

36	Derivative financial instruments

Novo Nordisk uses a number of financial instruments to hedge currency exposure and, in line with the Group’s treasury policies, Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk’s currency-hedging activities are categorised into hedging of forecasted transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments.

Hedging of forecasted transactions
The table below shows the fair value of cash flow-hedging activities for 2005 and 2004 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting under IAS 39 is recognised directly under equity until the hedged items are recognised in the Income statement. At year-end a loss of DKK 345 million is deferred via equity (a gain of DKK 461 million in 2004). The fair values of the financial instruments not qualifying for hedge accounting under IAS 39 are recognised directly in the Income statement.

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39

		2005			2004

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales:
USD	5,941	–	348	4,526	375	–
JPY	1,738	18	–	1,382	65	–
GBP	807	–	6	567	14	–
Other	234	–	9	201	7	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39	8,720	18	363	6,676	461	–

Financial instruments hedging forecasted transactions qualifying for hedge accounting under IAS 39, but for which hedge accounting is not applied

Interest rate swaps:
DKK/DKK	310	–	34	310	–	34
EUR/EUR	502	–	8	501	–	6
JPY/JPY	430	–	–	422	–	–

Total hedging of forecasted transactions
qualifying for hedge accounting under IAS 39,
but for which hedge accounting is not applied	1,242	–	42	1,233	–	40

Financial instruments hedging forecasted transactions, but not qualifying for hedge accounting under IAS 39

Currency options:
EUR/USD (purchased USD put)	1,056	3	–	1,424	84	–
EUR/JPY (purchased JPY put)	835	7	–	372	12	–

Total hedging of forecasted transactions
not qualifying for hedge accounting under IAS 39	1,891	10	–	1,796	96	–

Total hedging of forecasted transactions	11,853	28	405	9,705	557	40

86	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – additional information

36	Derivative financial instruments (continued)

	2005	2004

The financial contracts existing at the end of the year cover expected cash flow in key currencies in the following number of months:
USD	12 months	15 months
JPY	11 months	12 months
GBP	10 months	8 months

The above financial contracts (cash flow hedges) are expected to be recognised in the Income statement in the following number of months:
USD	15 months	15 months
JPY	13 months	12 months
GBP	12 months	10 months

The maturity of the swaps existing at the end of 2005 is December 2007, December 2011 and December 2012 (September 2006 and December 2012 at the end of 2004) and the interest margins are (2.79%) to (0.22%) ((3.20%) to (0.27%) at year-end 2004).

Hedging of assets and liabilities
The table below shows the fair value of fair value-hedging activities for 2005 and 2004 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement amounting to a loss of DKK 35 million in 2005 (a gain of DKK 284 million in 2004).

		2005			2004

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales:
USD	2,399	–	185	1,687	180	–
JPY	531	14	–	485	20	–
GBP	273	–	4	268	10	–
Other	204	–	5	88	–	3

Total forward contracts	3,407	14	194	2,528	210	3

Currency swaps:
EUR/USD	504	61	–	492	–	10
JPY/DKK	314	84	–	314	87	–

Total currency swaps	818	145	–	806	87	10

Total hedging of assets and liabilities	4,225	159	194	3,334	297	13

The maturity of the swaps existing at the end of 2005 is December 2011 (December 2011 at the end of 2004) and the interest margins are 0.99% to 4.05% ((0.90%) to 4.05% at year-end 2004).

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, ie assets and liabilities in USD, JPY and GBP.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	87

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notes – additional information

36	Derivative financial instruments (continued)

Hedging of net investments in foreign subsidiaries
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2005 and 2004 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly under equity, amounting to DKK 10 million in 2005 (DKK 13 million in 2004). All changes relating to interest rates are recognised in the Income statement, amounting to DKK 1 million in 2005 (DKK 1 million in 2004).

		2005			2004

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Currency swaps:
JPY/DKK	145	11	–	145	14	–

Total hedging of net investments in foreign subsidiaries	145	11	–	145	14	–

The maturity of the swap existing at the end of 2005 is September 2006 (September 2006 at the end of 2004) and the interest margin is 2.69% (2.69% at year-end 2004).

The financial contracts existing at the end of the year hedge the following share of the major net investments:

	2005		2004
DKK million	Net investment	% covered	Net investment	% covered

USD	1,762	0%	1,126	0%
JPY	716	20%	544	24%
GBP	128	0%	141	0%
EUR *)	2,114	0%	2,380	0%
Other	3,066	0%	1,477	0%

Total	7,786		5,668

*) including subsidiaries with EUR as functional currency regardless of the local currency in the subsidiary.

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk.

		2005			2004

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair values	fair values	amount	fair values	fair values
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Currency-related instruments:
Forward contracts	12,127	32	557	9,204	671	3
Currency options	1,891	10	–	1,796	96	–
Currency swaps	963	156	–	951	101	10

Total currency-related instruments	14,981	198	557	11,951	868	13

Interest-related instruments:
Interest rate swaps	1,242	–	42	1,233	–	40

Total interest-related instruments	1,242	–	42	1,233	–	40

Total derivative financial instruments included
in marketable securities and in short-term debt	16,223	198	599	13,184	868	53

The fair values at year-end are recognised in:
Income statement		170	236		394	53
Equity:
– Cash flow hedges		18	363		461	–
– Equity swaps (included in exchange rate adjustment
of investments in subsidiaries)		10	–		13	–

Total fair values		198	599		868	53

88	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – additional information

37	Commitments and contingencies

DKK million	2005	2004

Commitments

Operating lease commitments
The operating lease commitments below are related
to non-cancellable operating leases primarily related
to premises, company cars and office equipment.
Approximately 61% of the commitments are related to
leases outside Denmark. The lease costs for 2005 and
2004 were DKK 752 million and DKK 662 million re-
spectively.

Lease commitments expiring within
the following periods as from the
balance sheet date:
Within one year	456	349
Between one and two years	386	278
Between two and three years	306	202
Between three and four years	261	164
Between four and five years	332	135
After five years	722	450

	2,463	1,578

Purchase obligations	819	1,274

The purchase obligations primarily relate to con-
tractual obligations to investments in property, plant
and equipment including purchase agreements re-
garding medical equipment and consumer goods.
Novo Nordisk expects to fund these commitments
with existing cash and cash flows from operations.

Obligations relating to research and
development projects	1,241	674

Novo Nordisk has engaged in research and develop-
ment projects with a number of external corporations.
The major part of the obligations comprises develop-
ment obligations relating to the option fee on pro-
teins developed by ZymoGenetics, Inc, fees on the
NovoSeven® expansion programmes and liraglutide
clinical trials.

Other guarantees	255	224

Other guarantees primarily relate to guarantees issued
by Novo Nordisk in relation to rented property.

Security for debt	1,791	1,722

Land, buildings and equipment etc at carrying amount.

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002 the shareholders agreed on a donation to the World Diabetes Foundation, obligating Novo Nordisk A/S for a period of 10 years from 2002 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Novo Nordisk Group in the preceding financial year. However, annual donations shall not exceed the lower of DKK 65 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question. The donation of DKK 52 million in 2005 is recognised in the Income statement.

Contingencies

Pending litigation
The polish Customs and Tax Authorities have been investigating a number of international companies, alleging overstatement of the customs value of imported pharmaceutical products. Such overstatement is claimed to have led to margins higher than allowed under Pricing Regulations in force until April 2002, a misstatement of VAT, and potential increases in reimbursement from the Polish National Health Fund. In the opinion of management, Novo Nordisk has acted in compliance with Polish legislation, but in spite of this there is a risk of further legal actions against Novo Nordisk. The precise outcome of such legal actions is not expected to have a material impact on Novo Nordisk’s financial position, results of operations or cash flows.

As of January 26 2006, Novo Nordisk Inc. as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 37 individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, an additional 13 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they also have used a Novo Nordisk hormone therapy product. Currently, it is expected that the first trial may take place in the third or fourth quarter of 2006; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk’s financial position, results of operations or cash flows.

The office of the US Attorney for the Eastern District of New York has served Novo Nordisk with a subpoena calling for the production of documents relating to the company’s US marketing and promotional practise. At this time, the company believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation.
     At this time, Novo Nordisk cannot determine or predict the outcome of this matter. In addition, the company cannot predict how long the investigation will take or when it will be able to provide additional information.

In addition, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of management, settlement or continuation of these proceedings will not have a material effect on the financial position, results of operations or cash flows of the Group.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liability in Novozymes A/S amounted to DKK 557 million.
     Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two companies according to an agreement established in connection with the demerger in November 2000.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	89

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notes – additional information

38	Reconciliation to US GAAP

Novo Nordisk’s Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which as applied by the Group differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP). The effects of the application of US GAAP to net profit and equity are set out in the tables below. A description of the Group’s IFRS accounting policies is set out in notes 1, 2 and 3.

a) Borrowing costs
Under IFRS an entity can choose whether to capitalise or expense borrowing costs on self-constructed assets. Novo Nordisk has chosen to expense borrowing costs under IFRS. Under US GAAP, borrowing costs incurred during the construction period must be capitalised and depreciated as part of the asset. Total capitalised borrowing costs under US GAAP as of 31 December 2005 were DKK 395 million.

b) Financial instruments
As from 1 January 2004, Novo Nordisk complies with both IFRS and US GAAP hedge accounting requirements regarding forward contracts and swaps. However, Novo Nordisk has not complied with US GAAP hedge accounting documentation requirements for the years prior to 2004.

c) Acquired in-process research and development projects
Under IFRS, acquired in-process research and development projects are capitalised as intangible assets at the price paid, with annual impairment testing and subsequent amortisation when the product receives marketing authorisation.
     According to US GAAP, such projects are expensed immediately following the acquisition as the feasibility of the acquired research and development project has not been fully tested and the technology has no alternative future use.
     The future amortisation of the assets is therefore reversed under US GAAP.

d) Acquired single-purpose research and development tangible assets
US GAAP requires a company to expense acquired tangible assets used in a research and development project if these assets do not have an alternative use in future R&D projects or otherwise (single-purpose R&D assets). Under IFRS there is no such requirement to expense single-purpose R&D assets.

e) Unrealised capital gain on investments in research and development companies
According to IFRS, the gain on a capital injection, where the shareholding of Novo Nordisk is diluted, is recognised in the Income statement.
     Under US GAAP, the gain is recognised in equity where the issued securities are not common stock or the main activity of the investee is research and development.

f) Sale and lease-back transactions on operating leases
Under IFRS, gains on assets sold in a sale and lease-back transaction resulting in an operating lease are recognised immediately, whereas US GAAP requires the gains to be amortised over the lease term.

g) Impairment of goodwill
The impairment test models under IFRS and US GAAP are different and can lead to different impairment losses.
     According to US GAAP, goodwill must be tested for impairment annually and whenever an indication occurs on each “reporting unit level”.
     According to IFRS, goodwill must be tested for impairment annually and whenever an indication occurs on each “cash-generating unit level”.

h) Other minor differences
Novo Nordisk has adjusted its accounting policies in 2004 to eliminate differences between the Group’s IFRS accounting policies and US GAAP accounting policies relating to finance lease and currency option premiums. Besides this, there are some minor differences relating to pension provisions and accounting for associated R&D companies.
     None of the differences mentioned are individually significant and they are therefore shown as a combined total.

Pension provisions
The methodology for accounting for defined benefit plans is similar under IFRS and US GAAP. However there are some minor differences in the details relating to the actuarial assumptions, minimum pension liability and past service costs. In 2005, these differences have resulted in a reduced liability amounting to DKK 6 million under US GAAP.
     Under IFRS an entity participating in a multi-employer pension plan is required to recognise any pension deficit in the multi employer plan that they are contractually obligated to cover. Under US GAAP such a liability is considered a contingent liability and is not recognised.

Accounting for associated R&D companies
The method of calculating Novo Nordisk’s share of profit or loss in associated companies has historically been slightly different under IFRS and US GAAP. The methods have been aligned in 2004.

i) Tax arising from the difference between IFRS and US GAAP and differences related to deferred taxes
This reconciliation item includes all tax effects due to the above-mentioned reconciling items including accounting for deferred taxes relating to inter-company profits.

Impact of temporary differences related to intercompany profits
Under IFRS and US GAAP, unrealised profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventories. In accordance with IFRS, the Group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires that the tax effect is calculated with reference to the local tax rate in the seller’s or manufacturer’s jurisdiction.
     In prior years, the differences between the IFRS and US GAAP calculations have been immaterial; hence no reconciliation item has been reported. Due to a significant increase in internal profits in 2005, Novo Nordisk has incorporated the difference between IFRS and US GAAP figures amounting to DKK 466 million.

j) Statement of cash flow and financial resources
In the Statement of cash flow and financial resources, financial resources comprise current asset investments and cash less short-term bank loans. According to US GAAP, cash and cash equivalents consist solely of cash and current asset investments with a remaining term to maturity of less than three months. Current asset investments with remaining term to maturity exceeding three months are presented as investing activities, and short-term bank loans are recorded as financing activities.

90	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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notes – additional information

38	Reconciliation to US GAAP (continued)

The application of the US GAAP described would have resulted in the following adjustments:

DKK million	2005	2004	2003

Adjustments to net profit:
Net profit in accordance with IFRS	5,864	5,013	4,833
a) Borrowing costs	15	(2)	(28)
b) Financial instruments	–	–	122
c) Acquired in-process R&D projects	(131)	(170)	–
d) Acquired single-purpose R&D assets	(160)	–	–
e) Unrealised capital gain on investments in research and development companies	(186)	(96)	(85)
f) Sale and lease-back transactions	(110)	(26)	–
g) Impairment of goodwill	–	(53)	31
h) Other minor differences	6	–	1

i) Tax on the above-mentioned differences between IFRS and US GAAP and deferred taxes	(400)	19	(30)

Net profit in accordance with US GAAP	4,898	4,685	4,844

Adjustments to equity:
Equity in accordance with IFRS	27,634	26,504	24,776
a) Borrowing costs	281	266	268
c) Acquired in-process R&D projects	(301)	(170)	–
d) Acquired single-purpose R&D assets	(160)	–	–
f) Sale and lease-back transactions	(136)	(26)	–
g) Impairment of goodwill	–	–	53
h) Other minor differences including currency effect	58	–	34

i) Tax arising from the difference between IFRS and US GAAP and deferred taxes	(392)	8	24

Equity in accordance with US GAAP	26,984	26,582	25,155

The application of the described US GAAP would have resulted in the following adjustments to balance sheet items:
According to IFRS:
Total assets	41,960	37,433	34,564
Total liabilities	14,326	10,929	9,788

In accordance with US GAAP:
Total assets	41,887	37,643	35,004
Total liabilities	14,903	11,061	9,849

US GAAP earnings per share:
Earnings per ADR from continued operations in USD *)	2.36	2.55	2.38
Earnings per ADR from continued operations diluted in USD *)	2.35	2.53	2.38
Earnings per ADR in accordance with US GAAP in USD *)	2.36	2.55	2.38
Earnings per ADR diluted in accordance with US GAAP in USD *)	2.35	2.53	2.38

*) For translation into USD, the exchange rate at 31 December is used.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	91

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consolidated non-financial statements

In 2004 Novo Nordisk began to report on the company’s financial and non-financial performance in one, inclusive document, the Annual Report. This move reflects the company’s objective to ‘strive to conduct its activities in a financially, environmentally and socially responsible way’. Recognising that truly integrated reporting is more than putting two documents into one volume, Novo Nordisk has embarked on a process to further integrate reporting practices. This entails alignment of key priorities, target-setting and definition of key performance indicators, in consultations that involve internal and external stakeholders. This is done in respect of current best practice and the principles of materiality, completeness and responsiveness (see p. 107). Data definitions are included in accounting policies on pp 98–99.

One step in this direction is a revision of past years’ format for reporting on the company’s sustainability-driven activities. The ‘Environmental and social high-

lights table’ and the ‘Triple Bottom Line performance indicators’ presented in Novo Nordisk Annual Report 2004 have been reviewed on the basis of feedback from stakeholders and as part of the assurance process. As a result, material performance data are presented in the ‘Non-financial highlights’ (see p 53). The Non-financial Statements on the following pages present and discuss performance during 2005. The selection of information reflects evolving priorities in response to business and societal challenges.

To ensure transparency, an update of the complete ‘Environmental and social highlights table’ and the ‘Triple Bottom Line performance indicators’ is available online along with interactive charts for underlying data at novonordisk.com/ annual-report:how-we-perform.

Economics

Economic impacts

The development in the economic indicators has been as expected. Expenditure on R&D is an important capacity builder for society and a source of innovation creating future profitability for Novo Nordisk.

The ratio of expenditure on R&D to expenditure on physical investments (1.3:1) reflects the continued increasing importance of R&D for Novo Nordisk. In the period 2000 –2002 this ratio was 0.9:1 and 1:1. The slight increase in the share of R&D as a share of sales (from 15.0% in 2004 to 15.1% in 2005) reflects the fact that R&D expenditure has risen by 17% while sales have risen by 16%. The wage share of R&D (41.2%) is an indication of the company’s impact as a capacity builder in the community.

Most production facilities, 55% of the full-time employees and 79% of tangible assets are in Denmark. The level and location of the absolute investment is a measure of the company’s economic capacity in the near future and reflects its aim to supply the market with products and to continue its internationalisation. In 2005, Novo Nordisk invested DKK 4 billion in new production facilities globally (in Brazil, the US, France and China), up from DKK 3 billion in 2004.

Remuneration constituted 34% of the cash added value, mainly in the developed world, and particularly in Denmark, where the majority of Novo Nordisk’s workforce is located. The value added per employee is DKK 794,000 indicating the high productivity of Novo Nordisk’s employees.

In 2005, Novo Nordisk created 1,735 new positions globally and had 22,007 full-time positions; measured as full-time equivalents (FTE). These jobs translate into 52,200 indirect global jobs in the supply chain from production needs and employees’ private consumption. The majority is due to production (41,400) but also the effect of private consumption from Novo Nordisk employees is significant (10,800).

Measured by turnover Novo Nordisk is the 11th largest company in Denmark. In terms of R&D investments Novo Nordisk is the largest Danish company and ranks as number 36 on a European scale (in 2003 numbers). Among European pharmaceutical companies Novo Nordisk ranks as number eight regarding R&D investments.

In 2005, total corporate taxes constituted 7% of sales. In Denmark 13% of taxes are paid as local taxes and 87% as state taxes. In 2005, Novo Nordisk accounts for 3.4% of Danish corporate taxes and an estimated 0.6% of employment in Denmark. Novo Nordisk employees accounted for 0.6% of total Danish income taxes.

Novo Nordisk’s sales in 2005 accounted for 2.2% measured as a share of Danish GDP, as compared to 2% in 2004. In 2005, the company’s economic contribution to overall economic wealth for the Danish society was 1.3% of Gross Value Added (GVA), and 4.8% of Danish exports compared to 3.9% in 2004.

		2005	2004	2003

Ratio of R&D expenditure to tangible investments		1.3:1	1.5:1	1.8:1
R&D as share of sales	%	15.1	15.0	15.5
Total tangible investments	DKK million	4,009	2,999	2,273
Remuneration as share of cash value added	%	34	34	34
Employment impact worldwide (direct and indirect)	Jobs	74,200	69,500	64,900
Total corporate tax as share of sales	%	7.0	8.4	9.7
Novo Nordisk exports as share of Danish exports	%	4.8	3.9	4.4

92	Consolidated Non-financial Statements	Novo Nordisk Annual Report 2005

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economic stakeholder model

Novo Nordisk’s economic stakeholder model

This model illustrates Novo Nordisk and its economic stakeholders and the interactions that drive economic growth in well-developed societies. When, for instance, investors provide risk capital so that Novo Nordisk can develop new products, this will benefit customers, employees and suppliers. For customers, in turn, the products from Novo Nordisk improve their ability to contribute to society. When employees, suppliers and investors spend their income to buy goods and services and make investments, they too contribute to wealth generation in society. And in their capacity as citizens in the local and global community, all economic actors pay taxes to the public sector in return for services. Novo Nordisk’s sustainable business practices are mechanisms that improve the outcome of the market economy model. The interactions and multiplier effects are illustrated by the green circle linking the stakeholders.

Cash value distribution (2005)			DKK million	Cash received	Cash added value

Customers	a:	Cash received for products and services (from sales)	33,028	10%
Suppliers	b:	Cash payments for materials, facilities and services*)	15,556	47%
Company cash		Cash added value (a minus b)	17,472		100%
Employees	c:	Remuneration	11,277	34%	65%
Investors/funders	d:	Dividend and interest payments	4,691	14%	27%
Public sector	e:	Taxes	2,138	6%	12%
Management	f:	Future growth	(634)	(1%)	(4%)

*) Cash payments outside Novo Nordisk. The figure includes cash received from licence fees, realised exchange rate gains and interest income.

Novo Nordisk Annual Report 2005	Consolidated Non-financial Statements	93

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consolidated non-financial statements

Environment

Resources

The consumption of resources has increased since 2004. This is the case for both water and energy consumption, which increased by 9% and 7% respectively. However, at the same time the efficiency of water and energy use improved by 8% and 9% respectively (see EPI data below). The consumption of	materials increased by 35%. The large increase is mainly due to changes in the production process in Kalundborg, resulting in a high consumption of certain raw materials.

		2005	2004	2003

Water consumption	1,000m3	3,014	2,756	2,621
Energy consumption	1,000GJ	2,591	2,408	2,299
Raw materials and packaging materials	1,000 tons	150	111	110

Waste water

The changes in the measured components in waste water with regard to nitrogen and phosphorus are at the same level as in 2004, as expected with the increase in the production. Emissions of COD have decreased by 10%. A significant part of the decrease is due to a 38% decrease in the COD quantity at site Bagsværd due to a lower COD content in the wastewater from the production facilities.

		2005	2004	2003

COD	Tons	1,303	1,448	1,187
Nitrogen	Tons	126	121	122
Phosphorus	Tons	22	21	21

Waste

There has been an increase in solid waste of 9% compared to 2004. This is a combination of an increase in the non-hazardous waste of 32% and a decrease in hazardous waste of 8%. The increase in non-hazardous waste is mainly due to the registration of a new waste fraction at site Hillerød which accounts for 16% of total non-hazardous waste. The recycling percentage has decreased to 33% from 40% in 2004. Since 2003, large quantities of ethanol waste from site

Kalundborg are sent for destruction elsewhere and not recycled for safety and environmental reasons. This development follows the change in production towards producing more insulin analogues. The site is working with a range of initiatives to ensure a high rate of regeneration of the ethanol before it becomes waste. The solid waste is exclusive of the quantity of by-products.

		2005	2004	2003

Total waste	Tons	23,776	21,855	21,356
– Non-hazardous waste	Tons	12,145	9,203	9,370
– Hazardous waste	Tons	11,631	12,652	11,986
Recycling percentage	%	33	40	41

Emissions to air

In 2005, emissions to air generally developed as expected. The emission of organic solvents has increased by 8%, which is due to smaller increases at all sites. Of energy-related emissions, CO2 increased by 5% due to a general increase in energy consumption by 7%. In 2005, Novo Nordisk decided to change the method for calculating energy-related emissions. This new calcula-

tion method is in compliance with the GHG Protocol and approved by WWF as a basis for Novo Nordisk’s inclusion in the Climate Savers programme (see Accounting policies on p. 98). Using this new calculation method, the level of CO2 emissions has increased for all reporting years except for 2004, where it is lower than reported in 2004.

		2005	2004	2003

CO2	1,000 tons	226	214	206
Organic solvents	Tons	124	115	137

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consolidated non-financial statements

Eco-productivity indices (EPI)

The eco-productivity indices (EPIs) for water and energy improved by 8% and 9% respectively, as compared with 2004. In the period 2001–2005 the average annual realised improvements are 8% for water and 14% for energy, as measured by EPI indices. Hence, the five-year targets of improvements of the water and energy use efficiency at 5% and 4% per annum, respectively, have been achieved. As of 2006, a new indicator will be used to measure consumed water and energy against production: the Eco Intensity Ratios (EIR) for water and energy. EIR for the two production areas, Diabetes Care and Biopharma-ceuticals, will be reported. There will not be an aggregated target of EIR for

Novo Nordisk. A long-term target covering 2006 –2010 for the EIR will be set during 2006 and will be based on lessons learned in 2006 with the new indicator. EIR targets have been set for water and energy for 2006. To get the best experience with EIR, the target is based on a bottom-up process where Production has given its best estimates for energy and water consumption and related these to the forecasted production. The EIR targets are implemented in the Balanced Scorecard for Novo Nordisk as well as in the bonus scheme. A more comprehensive explanation of the EIR concept will be stated in the next Annual Report.

	2005	2004	2003

EPI for water	108	107	110
EPI for energy	109	108	124

Compliance

In 2005, Novo Nordisk continued to be challenged on compliance. The number of breaches of regulatory limit values increased to 174 from 74 in 2004. The number of accidental releases increased from 29 in 2004 to 83 in 2005. The targets for both indicators are zero and were therefore not met. The registered breaches and accidental releases are evaluated to be minor incidents with no or only minor impact on the external environment. 164 out of 174 breaches of regulatory limits (94%) are related to pH and temperature in waste water, which are monitored through continuous measurements. The increase in the number of breaches is therefore largely due to the fact that there have been challenges in dealing with pH in the wastewater at most sites in spite of the fact that the company has invested up to DKK 10 million per neutralisation system at some sites. Several initiatives have been taken to ensure increased focus on compliance and one reporting standard has been successfully implemented globally. 50 out of the 83 accidental releases (60%) were related to accidental releases of cooling agents such as HCFCs and HFCs. A campaign in 2005 focused on accidental releases from these types of facilities. In 2005, there was one accidental release of GMOs at the site in Montes Claros. There will be a continued focus on compliance and preventive measures to help curb the curve. In 2006 a three-stringed approach will be taken to address this challenge: first, a revision of approvals in close cooperation with authorities; second, education; and third, focused exchange of experiences.

		2005	2004		2003

Breaches of regulatory limit values	Number	174	74	*)	105
Accidental releases	Number	83	29	*)	20

*) Was reported as 76 and 30. Reporting error now corrected.

Novo Nordisk Annual Report 2005	Consolidated Non-financial Statements	95

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consolidated non-financial statements

Social

Living our values

Novo Nordisk’s performance improved or remained at a high level on all parameters in the area of ’living our values’. In the annual climate survey, eVoice, the average of respondents’ answers as to whether ‘social and environmental issues are important for the future of the company’ remained at a high level of 4.2 (on a scale from 1– 5, with 5 being the highest score). Also in eVoice, the average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with Novo Nordisk’s values’ stayed at the same level of 4.0; both above the target of >3.5. There has been 100% fulfilment of action points arising from facilitations, thus exceeding the target of 80% fulfilment.

		2005	2004	2003

Average of respondents’ answers as to whether social and environmental issues are important for the future of the company		4.2	4.2	4.0
Average of respondents’ answers as to whether their manager’s behaviour is consistent with Novo Nordisk’s values		4.0	4.0	3.8
Fulfilment of action points planned arising from facilitations of adherence to Novo Nordisk Way of Management and values	%	100	96	99

Access to health

For 2005, Novo Nordisk offered its best possible pricing scheme, as part of the global access to health initiatives, to all 50 Least Developed Countries (LDCs) as defined by the United Nations. During 2005 Novo Nordisk sold insulin in a total of 32 of the LDCs at or below a price of 20% of the average prices for insulin in the western world, compared to 33 in 2004. In 15 countries Novo Nordisk is not selling insulin at all, for various reasons. In several cases, the government has not responded to the offer, there are no private wholesalers or other partners with whom to work, or wars or political unrest make it sometimes impossible to do business. While Novo Nordisk prefers to sell insulin at the preferential price through government tenders, it is willing to sell to private distributors and agents. The target is to offer the best possible pricing scheme to the governments of all LDCs.

Unfortunately, there is no way to guarantee that the price at which Novo Nordisk sells the insulin will be reflected in the final price on the pharmacist’s shelf. Wholesalers and pharmacies may mark up the drug before selling it to the consumer.

		2005	2004	2003

LDCs where Novo Nordisk operates	Number	35	35	30
LDCs where Novo Nordisk sells insulin at or below the policy price *)	Number	32	33	16

*) The wording of the indicator has been adjusted for the sake of transparency. The reporting scope is the same.

Our employees

By the end of 2005 Novo Nordisk employed 22,460 persons – an increase of 8% compared to 2004. This number equals a full-time equivalent of 22,007. It reflects increased activities in all areas of the company. The ratio between men and women has changed slightly; at the end of 2005, 51.2% of the employees were men, as compared with 50.9% at the end of 2004. The rate of absence is on a par with 2004 performance: 3.2, which is the same as in 2004. Employee turnover increased to 8.0 from 7.3, which means that the target of a reduction in employee turnover was not met. In the annual climate survey, eVoice, the average of respondents’ answers as to whether ‘their work gives them an opportunity to use and develop their competences and skills’ remained at a high level of 3.8 (on a scale from 1–5, with 5 being the highest score) and the average of respondents’ answers as to whether ‘people from diverse backgrounds have equal opportunities’ increased from 3.8 to 3.9; both above the target of > 3.5.

		2005	2004	2003

Employees (total)	Number	22,460	20,725	19,241
– Female	%	48.8	49.1	49.4
– Male	%	51.2	50.9	50.6
Rate of absence	%	3.2	3.2	3.1
Rate of employee turnover	%	8.0	7.3	7.1
Average of respondents’ answers as to whether their work gives them
an opportunity to use and develop their competences and skills		3.8	3.8	3.7
Average of respondents’ answers as to whether people from diverse backgrounds have equal opportunities		3.9	3.8	3.7

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consolidated non-financial statements

Health & safety

Performance on the health & safety indicator ‘frequency of occupational injuries’ was not satisfactory as the frequency increased from 5.6 to 7.3 in 2005, not meeting the target of a continuous decrease. There were no fatalities in 2005. There is a continued focus on ensuring health and safety standards for employees in Novo Nordisk. In 2006 a health & safety management system certified according to OHSAS 18001 will be adopted for Novo Nordisk in Den-mark and Product Supply globally.

		2005	2004	2003

Frequency of occupational injuries	Per million working hours	7.3	5.6	5.4
Fatalities	Number	0	1	0

Training costs

In 2005, the annual spending on training, measured as average spend per employee, increased by 10%. The average spent per employee does not fully reflect investments in training in Novo Nordisk, since on-the-job-training, internal seminars and other activities are not included.

		2005	2004	2003

Annual training costs per employee	DKK	9,899	8,992	7,518

Patent families

The performance of Novo Nordisk patent families has developed as expected in 2005. The number of active patent families to date has increased by 4%. The number of new patent families (first filing) has decreased from 145 in 2004 to 130.

		2005	2004	2003

Active patent families to date	Number	812	778	701
New patent families (first filing)	Number	130	145	140

Animals

Novo Nordisk sets goals to reduce, refine and replace experiments on animals and to improve animal welfare. Hence, due to a significantly higher level of research activity in early phases, when animal experimentation is required, the number of animals purchased in 2005 increased by 22% to 57,905 animals, of which 97% are mice, transgenic mice and rats. Total removal of all biological test types for product control has been a target for Novo Nordisk in 2005. However, having achieved regulatory approval in most countries over the last decade, in 2005 Novo Nordisk unsuccessfully applied the remaining countries’

authorities for their acceptance of omission of one of the two remaining test types. Although the target to completely remove the last two biological test types could not be met, the dialogue with national authorities regarding these tests has resulted in a considerable reduction of the test frequency and thereby a considerable reduction in the number of animals used. Novo Nordisk is now looking at identifying a new test type which does not use animals for one of the remaining biological test types, and a strategy for removal of the second biological test type is under preparation.

		2005	2004	2003

Animals purchased	Number	57,905	47,311	42,869
Animal test types removed from external and internal specification	%	82	82	73

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accounting policies for non-financial data

Accounting policies for non-financial data

In 2005, there have been no significant restatements. The following changes have been made to accounting policies applied to non-financial data:

There has been a change to the method for calculating emissions of CO2 from energy consumption. Energy calculations are now based on a three-year average of available emission factors from external suppliers of energy. Hence, emission factors for 2005 are the three-year average for 2002 to 2004. Emissions data for 2000 to 2004 have been changed accordingly. The changes in calculation of CO2 have been made in order to reflect the new CO2 strategy.
A selection has been made of indicators regarded as high-level indicators. This implies reporting on fewer indicators in the Annual Report. The indicators which are now only reported in the online reporting are: wastewater volume, all data on by-products (bio-mass), emissions to air of ozone-depleting substances, SO2 and NOx, Environmental Impact Potentials, Complaints, the ratio of female and male employees, frequency of occupational illnesses, environmental costs and investments, housing conditions for experimental animals and ISO14001 implementation. The full set of indicators (consistently reported since 2001) can be found in the online reporting.
The question ‘whether management demonstrates in words and action that they live up to Novo Nordisk’s values’ has been replaced by ‘My manager’s behaviour is consistent with the Novo Nordisk values’ . This change was implemented to clarify employees’ interpretation of ‘management’ . The change is not assessed to have any significant impact on results.

To Novo Nordisk, the AA1000 Assurance Standard (AA1000AS) is an essential component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of non-financial data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative data that make up sustainability performance plus the systems that underpin the data and performance are assured. The principles outlined by the AA1000AS have been applied as described below.

1. Completeness
As a pharmaceutical company with global reach, Novo Nordisk is engaged in a range of activities to support sustainable development. All of these are founded on the company’s corporate governance framework, the Novo Nordisk Way of Management. The Annual Report aims to capture the organisation’s ‘footprint’ in terms of social, environmental and economic impacts on society. Hence, performance is accounted for in relation to targets, major achievements and key issues. The report does not provide full coverage of all the company’s activities. See scope of the report below.

2. Materiality
Key issues are identified through ongoing stakeholder engagement and addressed by programmes or action plans with clear and measurable targets. Stretch targets are set to guide the long-term efforts in strategic areas, such as global access to health. The issues presented in the Annual Report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision-making and are therefore regarded as Novo Nordisk’s material issues.

3. Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most of our stakeholders, however, the Annual Report is just one single element of interaction and communication with the company. It reflects how the company has addressed stakeholder concerns and interests in dealing with the dilemmas and issues. Stakeholder dialogue is an invaluable part of Novo Nordisk’s efforts as a responsible business, and readers are encouraged to give their feedback.

Scope
Accounting policies for the non-financial data in the Annual Report are based on data for Novo Nordisk A/S, ie Novo Nordisk A/S, Novo Nordisk IT A/S, NNE A/S and Novo Nordisk Servicepartner A/S and affiliates. Environmental data cover the significant environmental impact of the organisation’s activities at its production sites. Social data cover all employees. Economic data cover the Novo Nordisk Group. Engagements in joint ventures and contract licensees are not included in the report scope. However, data for animal testing include testing taking place at contract research organisations.

Data
To ensure consistency of data, all data have been defined and described in company guidelines. Internal control procedures have been established to ensure that data are reported according to the definitions.

Economic data
The economic indicators are based on data from the financial registrations. See financial definitions.

R&D
The R&D investments and sales are calculated based on Novo Nordisk’s global financial registrations.

Investments
The total investments and sales are calculated based on Novo Nordisk’s global financial registrations.

Remuneration
The cash value distribution is calculated based on Novo Nordisk’s global financial registrations.

Corporate tax
All types of tax reported are based on financial registrations of taxes paid in Denmark, except corporate tax as a share of sales.

Employment
Direct and indirect effects on the number of jobs, job income and income tax are calculated using financial registrations and general statistics from public sources such as Statistics Denmark, Updated Economic Multipliers for the US Economy 2003 (Economic Policy Institute) and China Statistical Yearbook. The indicators are an estimate of the effects created by Novo Nordisk in Denmark and globally.

Exports
Novo Nordisk exports as a share of Danish exports are based on ‘Finansministeriets Økonomiske Redegørelse’ .

Environmental data
The environmental data cover those activities which, based on an overall environmental assessment, could have a significant impact on the environment.

Resources
Water consumption includes consumption of drinking water, industrial water and steam. Data are based on meter readings and checked against invoices.

Energy consumption (direct and indirect supply) includes both direct supply of energy (fuel), eg natural gas, fuel oil and other types, and indirect supply of external energy (energy), eg electricity, steam and district heat. The consumption of fuel and energy is based on meter readings and invoices.

Raw materials and packaging materials comprise materials for production and related processes and packaging of products. Consumption of raw materials and packaging is converted to tons. Data are based on registrations in our stock-system.

Wastewater
Quantities of components such as COD, nitrogen and phosphorous are calulated based on test results or standard factors.

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accounting policies for non-financial data

Accounting policies for non-financial data (continued)

Waste
Total waste is the sum of non-hazardous and hazardous waste. The disposal of waste is registered based on weight receipts.

The recycling percentage is calculated as the proportion of waste recycled of the total waste. Waste for recycling can be both non-hazardous and hazardous. The remaining part of the hazardous waste is waste for controlled destruction.

Emissions to air

Emissions of CO2 from energy (total) are based on standard factors for fuel and for energy on a three-year average of available emission factors from the external suppliers of energy. Hence, emission factors for 2005 are the three-year average of 2002 to 2004.

Organic solvents cover the sum of emissions of different types of organic solvents such as acetone, ethanol etc exclusive of emissions of ozone-depleting materials. Data are based on measurement and ensuring calculations.

EPI for water and energy
Eco Productivity Index (EPI) is defined as the development in Eco-productivity (= Eco-efficiency) from one year to the next and it is calculated using the equation:

The EPI = (Productionyr02 / Resource consumptionyr02) / (Productionyr01 / Resource consumptionyr01)

The EPI is calculated for each production area and aggregated to corporate level by weighting the EPI result for each production area according to the corresponding consumption of water or energy. The corporate EPI is calculated using the equation:

Corporate EPI = (RCi * EPIi) / (RCi), where i represents the individual production area.

Compliance

Compliance data consist of breaches of regulatory limits and accidental releases. All data are based on information from departments and test results. All breaches and accidental releases are reported to the authorities.

Social data
The social data cover all employees included in Novo Nordisk’s headcount.

Living our values

Average of respondents’ answers as to whether social and environmental issues are important for the future of the company is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

Average of respondents’ answers as to whether ‘my manager’s behaviour is consistent with the Novo Nordisk values’ is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
The percentage of fulfilment of action points planned arising from facilitations of the Novo Nordisk Way of Management is calculated as the number of overdue action points at year-end per total number of action points with deadline in the period, minus the action points abolished during the year due to organisational changes.

Access to health

Novo Nordisk A/S has formulated a pricing policy for the Least Developed Countries (LDCs). The purpose of the policy is to offer insulin to the world’s LDCs at or below a price of 20% of the average prices for insulin in the western world. The average western world price is defined as the average of Novo Nordisk’s list prices as identified in the List Price Database for all insulin injectable products for the western world countries. The western world is defined as Europe (EU, Switzerland, Norway), the United States, Canada and Japan. The policy target price is measured in Danish kroner per MU using the Novo Nordisk official standard exchange rates and is calculated every second year. A margin of +10% on the realised sales price (ie 20 –22%) is permitted to ensure that compliance measurement is unaffected by external factors such as fluctuating exchange rates.

The term ‘operates in’ does not denote actual physical presence by Novo Nordisk. It is defined as direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors, NGOs etc.

Our employees
All basic employee statistics are based on registrations in the company’s SAP Human Resource system. The number of employees is calculated as the actual number of employees at year-end.
Rate of absence: For employees in Denmark excluding FeF Chemicals, absence data are registered in the SAP Human Resource system. For employees outside Denmark, data for rate of absence are based on local registrations. Types of absence include absence due to the employee’s own illness, pregnancy-related sick leave, and occupational injuries and illnesses per total available working hours in the year adjusted for national holidays.
Rate of employee turnover: The rate of employee turnover is calculated as the number of employees who left Novo Nordisk during the financial year compared to the average number of employees in the financial year.
Average of respondents’ answers as to whether their work gives them an opportunity to use and develop their competences and skills is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.
Average of respondents’ answers as to whether people from diverse backgrounds have equal opportunities is based on employee feedback on the question in the employee survey database eVoice. The average is a simple average calculated in the database of answers given by the employees.

Health & Safety
The frequency of occupational injuries is the number of injuries reported for all employees per million working hours. An occupational injury is any work-related injury causing more than one day of absence in addition to the day of the injury.
The number of fatal occupational accidents is based on registrations centrally and locally in affiliates.

Training costs
Training costs are all costs recorded in a specific account in the financial accounts. The amount covers internal and external training posted in the financial accounts.

Patent families
Patent families are the ‘number of active patent families to date’ and the ‘new patent families (first filing)’ .

Animals
Animals purchased for testing are the number of animals purchased for all testing undertaken for Novo Nordisk either in-house or at Contract Research Organisations (CROs). The number of animals purchased is based on internal registration of purchased animals and yearly reports from CROs.
The percentage of animal test types removed from external and internal specification is calculated as the number of test types removed from external and internal specification of the total test types identified. The indicator refers to test types performed in Denmark. Test types refer to tests required by regulatory authorities.

All data are documented and evidence has been submitted to the auditors.

Novo Nordisk Annual Report 2005	Consolidated Non-financial Statements	99

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companies in the novo nordisk group

	Country	Year of incorporation/ acquisition		Issued share capital / paid-in capital	Percentage of shares owned

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	709,388,320	–

Subsidiaries by region

Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100
S.A. Novo Nordisk Pharma NV	Belgium	1974	EUR	69,000	100
Novo Nordisk sro	Czech Republic	1997	CZK	14,500,000	100
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	100,500,000	100
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100
Novo Nordisk Pharmaceutique SAS	France	2003	EUR	5,821,140	100
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100
Novo Nordisk Hellas Epe	Greece	1979	EUR	1,050,000	100
Novo Nordisk Hungária Kft	Hungary	1996	HUF	371,000,000	100
Novo Nordisk Limited	Ireland	1978	EUR	635	100
Novo Nordisk Farmaceutici SpA	Italy	1980	EUR	516,500	100
Novo Nordisk Lithuania	Lithuania	2005	LTL	150,000	100
Novo Nordisk Farma BV	Netherlands	1983	EUR	61,155	100
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100
Novo Nordisk Pharma Sp zoo	Poland	1996	PLN	29,021,000	100
Novo Nordisk Comércio Produtos Farmacêuticos Ltda	Portugal	1984	EUR	250,000	100
Novo Nordisk Pharma SA	Spain	1978	EUR	1,502,500	100
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100
Novo Nordisk Femcare AG	Switzerland	2003	CHF	1,100,000	100
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100
Novo Nordisk Holding Ltd	United Kingdom	1977	GBP	2,802,130	100
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100

North America
Novo Nordisk Canada Inc	Canada	1983	CAD	200	100
Novo Nordisk Delivery Technologies Inc	United States	2005	USD	20,001,000	100
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100
Novo Nordisk of North America Inc	United States	1988	USD	283,835,600	100
Novo Nordisk Pharmaceutical Industries Inc	United States	1991	USD	55,000,000	100
Novo Nordisk Inc	United States	1982	USD	2,000	100

Japan & Oceania
Novo Nordisk Pharmaceuticals Pty Ltd	Australia	1985	AUD	500,001	100
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	15,500,000	100
Novo Nordisk Pharma Ltd	Japan	1980	JPY	2,104,000,000	100
Novo Nordisk Pharmaceuticals Ltd	New Zealand	1990	NZD	1,000,000	100

100	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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companies in the novo nordisk group

	Country	Year of incorporation/ acquisition		Issued share capital / paid-in capital	Percentage of shares owned

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100
Novo Nordisk Pharma Argentina SA	Argentina	1997	ARS	7,465,150	100
Novo Nordisk Produsao Farmacêutica Do Brasil	Brazil	2002	BRL	536,280,984	100
Novo Nordisk Farmacêutica do Brasil Ltda	Brazil	1990	BRL	84,727,136	100
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	2,000,000	100
Novo Nordisk (China) Pharmaceuticals Co, Ltd	China	1994	CNY	165,957,192	100
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100
Novo Nordisk Region International Operation A/S	Denmark	2002	DKK	103,302,302	100
Novo Nordisk Egypt	Egypt	2004	EGP	50,000	100
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100
Novo Nordisk India Private Ltd	India	1994	INR	265,000,000	100
PT. Novo Nordisk	Indonesia	2003	IDR	827,900,000	100
Novo Nordisk Iran (Kish)	Iran	2005	IRR	10,000,000	100
Novo Nordisk Iran (Pars)	Iran	2005	IRR	10,000,000	100
Novo Nordisk Ltd	Israel	1997	ILS	100	100
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	200,000	100
Novo Nordisk Mexico	Mexico	2004	MXN	150,000	100
Novo Nordisk Pharma (Private) Limited	Pakistan	2005	PKR	10,000,000	100
Novo Nordisk Pharmaceuticals (Philippines) Inc	Philippines	1999	PHP	50,000,000	100
Novo Nordisk Romania	Romania	2005	RON	1,675,000	100
Novo Nordisk Limited Liability Company	Russia	2003	RUB	38,243,360	100
Novo Investment Pte Ltd	Singapore	1994	SGD	12,000,000	100
Novo Nordisk Asia Pacific Pte Ltd	Singapore	1997	SGD	2,000,000	100
Novo Nordisk Pharma (Singapore) Pte Ltd	Singapore	1997	SGD	200,000	100
Novo Nordisk (Pty) Ltd	South Africa	1959	ZAR	8,000	100
Novo Nordisk Pharma Korea Ltd	South Korea	1994	KRW	6,108,400,000	100
Novo Nordisk Pharma (Taiwan) Ltd	Taiwan	1990	TWD	9,000,000	100
Novo Nordisk Pharma (Thailand) Ltd	Thailand	1983	THB	15,500,000	49
Novo Nordisk Tunisie Sarl	Tunisia	2004	TND	400,000	100
Novo Nordisk Saglik Ürünleri Tic Ltd Sti	Turkey	1993	TRY	25,296,300	100
Novo Nordisk Pharma Golf	United Arab Emirates	2005	AED	100,000	100
Novo Nordisk Venezuela	Venezuela	2004	VEB	2,250,000,000	100

Other subsidiaries
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100
NNIT A/S	Denmark	1998	DKK	1,000,000	100
NNE A/S	Denmark	1989	DKK	500,000	100
Novo Nordisk Servicepartner A/S	Denmark	1998	DKK	1,000,000	100

Associated companies
Dako A/S	Denmark	1992	DKK	77,369,312	27
ZymoGenetics, Inc	United States	1988	USD	702,956,884	32

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	101

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summary of financial data 2001–2005

DKK million	2001	2002	2003	2004	2005

Sales	23,385	24,866	26,158	29,031	33,760
Sales by business segments:
Insulin analogues	459	1,187	2,553	4,507	7,298
Human insulin and insulin-related sales	14,533	14,651	14,492	14,383	15,006
Oral antidiabetic products (OAD)	1,392	1,620	1,430	1,643	1,708
Diabetes care total	16,384	17,458	18,475	20,533	24,012

Haemostasis management (NovoSeven®)	3,071	3,593	3,843	4,359	5,064
Growth hormone therapy	2,055	2,061	2,133	2,317	2,781
Hormone replacement therapy	1,426	1,333	1,322	1,488	1,565
Other products	449	421	385	334	338
Biopharmaceuticals total	7,001	7,408	7,683	8,498	9,748

Sales by geographical segments:
Europe	10,562	10,889	11,697	12,411	13,447
North America	5,167	5,786	6,219	7,478	9,532
International Operations	3,395	4,099	4,227	4,844	6,070
Japan & Oceania	4,261	4,092	4,015	4,298	4,711

Licence fees and other operating income (net)	815	758	1,036	575	403
Operating profit	5,410	5,927	6,422	6,980	8,088
Net financials	285	401	954	477	146
Profit before income taxes	5,695	6,328	7,376	7,457	8,234
Income taxes	2,075	2,212	2,543	2,444	2,370
Net profit	3,620	4,116	4,833	5,013	5,864

Cash and Marketable securities and financial derivatives	3,305	2,580	4,141	4,774	5,025
Total assets	28,662	31,612	34,564	37,433	41,960
Total current liabilities	6,138	6,152	7,032	7,280	10,581
Total long-term liabilities	2,824	2,983	2,75	3,649	3,745
Equity	19,700	22,477	24,776	26,504	27,634

Investments in property, plant and equipment (net)	3,829	3,893	2,273	2,999	3,665
Investments in intangible assets and long-term financial assets (net)	288	81	40	312	(136)
Free cash flow *)	186	497	3,846	4,278	4,833
Net cash flow	(820)	56	(64)	2,136	(634)

Ratios

Sales in percent:
Insulin analogues	2.0%	4.8%	9.8%	15.5%	21.6%
Human insulin and insulin-related sales	62.1%	58.9%	55.4%	49.5%	44.4%
Oral antidiabetic products (OAD)	6.0%	6.5%	5.5%	5.7%	5.1%
Diabetes care total	70.1%	70.2%	70.6%	70.7	71.1%

Haemostasis management (NovoSeven®)	13.1%	14.4%	14.7%	15.0%	15.0%
Growth hormone therapy	8.8%	8.3%	8.2%	8.0%	8.2%
Hormone replacement therapy	6.1%	5.4%	5.1%	5.15	4.6%
Other products	1.9%	1.7%	1.5%	1.2%	1.0%
Biopharmaceuticals total	29.9%	29.8%	29.4%	29.3%	28.9%

Sales outside Denmark as a percentage of sales	99.2%	99.2%	99.3%	99.3%	99.2%
Sales and distribution costs as a percentage of sales	29.7%	28.9%	28.5%	28.5%	28.7%
Research and development costs as a percentage of sales	16.6%	15.9%	15.5%	15.0%	15.1%
Administrative expenses as a percentage of sales	8.3%	7.9%	7.1%	6.7%	6.3%

Gross margin *)	74.2%	73.5%	71.7%	72.3	72.8%
Operating profit margin *)	23.1%	23.8%	24.6%	24.0	24.0%
Growth in operating profit *)	15.0%	9.6%	8.4%	8.7	15.9%
Growth in operating profit, three-year average *)	22.7%	19.1%	11.0%	8.9	11.0%
Net profit margin *)	15.5%	16.6%	18.5%	17.3	17.4%

Effective tax rate *)	36.4%	35.0%	34.5%	32.8%	28.8%
Equity ratio *)	68.7%	71.1%	71.7%	70.8%	65.9%
Payout ratio *)	32.1%	30.2%	30.8%	31.8%	33.2%
ROIC *)	23.2%	21.1%	20.4%	21.5%	24.7%
ROIC adjusted **)	23.1%	20.6%	20.3%	21.3%	23.9%
Cash to earnings *)	5.1%	12.1%	79.6%	85.3%	82.4%
Cash to earnings, three-year average *)	56.2%	34.4%	32.3%	59.0%	82.4%

102	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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summary of financial data 2001–2005

supplementary information in EUR

EUR million	2001	2002	2003	2004	2005

Sales	3,138	3,347	3,520	3,902	4,531
Sales by business segments:
Insulin analogues	62	160	344	606	979
Human insulin and insulin-related sales	1,950	1,972	1,950	1,933	2,015
Oral antidiabetic products (OAD)	187	218	192	221	229
Diabetes care total	2,199	2,350	2,486	2,760	3,223

Haemostasis management (NovoSeven®)	412	484	517	586	680
Growth hormone therapy	276	277	287	311	373
Hormone replacement therapy	191	179	178	200	210
Other products	60	57	52	45	45
Biopharmaceuticals total	939	997	1,034	1,142	1,308

Sales by geographical segments:
Europe	1,417	1,465	1,574	1,668	1,805
North America	693	779	837	1,005	1,279
International Operations	456	552	569	651	815
Japan & Oceania	572	551	540	578	632

Licence fees and other operating income (net)	109	102	139	77	54
Operating profit	726	798	864	938	1,085
Net financials	38	54	129	64	20
Profit before income taxes	764	852	993	1,002	1,105
Income taxes	278	298	343	328	318
Net profit	486	554	650	674	787

Cash and marketable securities and financial derivatives	443	347	557	642	674
Total assets	3,855	4,258	4,643	5,033	5,624
Total current liabilities	825	829	945	979	1,418
Total long-term liabilities	380	402	370	491	502
Equity	2,649	3,027	3,328	3,563	3,704

Investments in property, plant and equipment (net)	515	524	305	403	492
Investments in intangible assets and long-term financial assets (net)	39	11	5	42	(18)
Free cash flow	25	67	517	575	649
Net cash flow	(110)	8	(9)	287	(85)

Share data

Basic earnings per share in DKK *)	10.47	11.87	14.17	14.89	17.89
Diluted earnings per share in DKK *)	10.45	11.85	14.15	14.83	17.83
Dividend per share in DKK	3.35	3.60	4.40	4.80	6.00

Number of shares at year-end (million)	354.7	354.7	354.7	354.7	354.7
Number of shares outstanding at year-end (million) *)	346.7	345.3	338.2	332.1	323.7
Average number of shares outstanding (million) *)	345.7	346.7	341.2	336.6	327.7
Average number of shares outstanding incl dilutive effect of options ‘in the money’ (million)	346.6	347.2	341.6	338.1	328.9

Employees

Total full-time employees at year-end	16,141	18,005	18,756	20,285	22,007
Denmark	10,127	11,104	11,414	11,839	12,160
Rest of Europe	2,292	2,361	2,430	2,454	2,702
North America	1,404	1,481	1,590	1,949	2,465
International Operations	1,531	2,248	2,455	3,104	3,746
Japan & Oceania	787	811	867	939	934

*)	For definitions, please refer to page 67.
**)	ROIC adjusted: Operating profit after tax (using the effective rate adjusted for non-recurring tax effects arising from financial transactions) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

Key figures are translated into EUR as supplementary information – the translation of income statement items is based on the average exchange rate in 2005 (EUR 1 = DKK 7.45174) and the translation of balance sheet items is based on the exchange rate at the end of 2005 (EUR 1 = DKK 7.46050). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Novo Nordisk Group.

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	103

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quarterly figures 2004 and 2005 (unaudited)

	2004				2005
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	6,515	7,164	7,408	7,944	7,258	8,283	8,793	9,426

Sales by business segments:
Insulin analogues	886	1,037	1,252	1,332	1,448	1,692	1,929	2,229
Human insulin and insulin-related sales	3,206	3,640	3,593	3,944	3,346	3,753	3,871	4,036
Oral antidiabetic products (OAD)	416	379	445	403	376	391	487	454

Diabetes care total	4,508	5,056	5,290	5,679	5,170	5,836	6,287	6,719

Haemostasis management (NovoSeven®)	1,019	1,084	1,086	1,170	1,090	1,248	1,336	1,390
Growth hormone therapy	550	557	559	651	596	704	700	781
Hormone replacement therapy	339	389	396	364	328	410	406	421
Other products	99	78	77	80	74	85	64	115

Biopharmaceuticals total	2,007	2,108	2,118	2,265	2,088	2,447	2,506	2,707

Sales by geographical segments:
Europe	2,884	3,106	3,057	3,364	3,006	3,405	3,434	3,602
North America	1,727	1,837	2,098	1,816	2,092	2,282	2,462	2,696
International Operations	980	1,134	1,171	1,559	1,128	1,395	1,750	1,797
Japan & Oceania	924	1,087	1,082	1,205	1,032	1,201	1,147	1,331

Gross profit	4,661	5,219	5,318	5,783	5,173	6,073	6,435	6,902
Sales and distribution costs	1,886	1,991	2,039	2,364	2,139	2,267	2,402	2,883
Research and development costs	1,040	983	1,086	1,243	1,106	1,197	1,231	1,551
Administrative expenses	477	431	502	534	483	470	545	624
Licence fees and other operating income (net)	232	71	59	213	67	202	55	79
Operating profit	1,490	1,885	1,750	1,855	1,512	2,341	2,312	1,923

Net financials	87	20	85	285	276	2	104	(236)
Profit before taxation	1,577	1,905	1,835	2,140	1,788	2,343	2,416	1,687
Income taxes	524	633	609	678	556	659	664	491

Net profit	1,053	1,272	1,226	1,462	1,232	1,684	1,752	1,196

Depreciation, amortisation and impairment losses	380	387	576	549	412	422	559	537

Total equity	23,942	24,827	25,557	26,504	25,729	25,620	26,589	27,634
Total assets	33,838	34,248	35,587	37,433	36,497	37,731	40,181	41,960

Ratios

Gross margin	71.5%	72.9%	71.8%	72.8%	71.3%	73.3%	73.2%	73.2%	%
Sales and distribution costs as a percentage of sales	28.9%	27.8%	27.5%	29.8%	29.5%	27.4%	27.3%	30.6%	%
Research and development costs as a percentage of sales	16.0%	13.7%	14.7%	15.6%	15.2%	14.5%	14.0%	16.5%	%
Administrative expenses as a percentage of sales	7.3%	6.0%	6.8%	6.7%	6.7%	5.7%	6.2%	6.6%	%
Operating profit margin	22.9%	26.3%	23.6%	23.4%	20.8%	28.3%	26.3%	20.4%	%
Equity ratio	70.8%	72.5%	71.8%	70.8%	70.5%	67.9%	66.2%	65.9%	%

Share data

Basic earnings per share/ADR (in DKK)	3.11	3.76	3.64	4.38	3.71	5.11	5.38	3.70
Diluted earnings per share/ADR (in DKK)	3.10	3.74	3.63	4.37	3.70	5.09	5.36	3.68

Average number of shares outstanding (million) – basic	338.2	338.1	336.7	333.6	332.0	329.6	325.8	323.4
Average number of shares outstanding (million) – diluted	339.8	339.8	338.2	334.7	333.2	330.8	326.9	324.8

Employees

Number of full-time employees at the end of the period	19,179	19,631	20,001	20,285	20,942	21,246	21,631	22,007

104	Consolidated Financial Statements	Novo Nordisk Annual Report 2005

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management statement

The Annual Report does not include the Financial Statements of the Parent Company, Novo Nordisk A/S. These have been prepared in a separate document, which can be obtained upon request from Novo Nordisk A/S and are available at novonordisk.com.

The Financial Statements of the Parent Company, Novo Nordisk A/S, form an integral part of the complete Annual Report. The complete Annual Report including the Financial Statements of the Parent Company, Novo Nordisk A/S, will be filed with the Danish Commerce and Companies Agency, where a copy also can be obtained.

The complete Annual Report has the below Management Statement and Auditors’ Reports as provided on p 107.

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2005. The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Financial Statements of the Parent Company, Novo Nordisk A/S, have been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standards and the financial reporting requirements of the Copenhagen Stock Exchange. In our opinion, the accounting policies used are appropriate and the Annual Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, equity, financial position, results and cash flows.

Novo Nordisk’s non-financial statements have been prepared in accordance with the non-financial reporting principles of materiality, completeness and responsiveness of AA1000AS, the 2002 GRI Sustainability Reporting Guidelines and include Communication on Progress in support of the United Nations Global Compact.

Gladsaxe, 26 January 2006

Executive Management:

Board of Directors:

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	105

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auditors’ reports

Auditors’ report on the Annual Report for 2005

We have audited the Annual Report of Novo Nordisk A/S for the financial year 2005. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and the Parent Company Financial Statements have been prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed companies.

The Annual Report is the responsibility of Company Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of Opinion

We conducted our audit in accordance with International and Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant estimates made by Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2005 of the Group and of the results of the Group operations and consolidated cash flows for the financial year 2005 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish annual report requirements for listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2005 of the Parent Company and of the results of the Parent Company operations for the financial year 2005 in accordance with the Danish Financial Statements Act, and additional Danish annual report requirements for listed companies.

Gladsaxe, 26 January 2006 PricewaterhouseCoopers Statsautoriseret Revisionsinteressentskab Lars Holtug Danish State-Authorised Public Accountant

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auditors’ reports

Assurance Report on Non-Financial Reporting 2005

Subject, responsibilities, objective, and scope of assurance statement

We have reviewed the Novo Nordisk Annual Report 2005 with a view to express a conclusion on the non-financial reporting against the principles of materiality, completeness and responsiveness of the AA1000 Assurance Standard (AA1000AS).

Management of Novo Nordisk is responsible for defining stakeholders and for the collection and presentation of the non-financial information in the Annual Report. Our responsibility, as agreed with Management, is to perform sufficient work to express a conclusion with limited assurance in relation to the principles of materiality, completeness and responsiveness of the AA1000AS and in accordance with the International Standard on Assurance Engagements (ISAE) 3000 ‘Assurance Engagements other than Audits or Review of Historical Information’.

Moreover, we have assessed Management’s statement that the Annual Report and the supplementary information in the online report meets the conditions for reporting ‘in accordance’ with the GRI’s 2002 Sustainability Reporting Guidelines, and whether the reporting and underlying policies, systems and activities support Management’s commitment to the United Nations’ Global Compact.

Basis of conclusion

We planned and performed our work based on the AA1000AS and in accordance with the ISAE 3000 to obtain limited assurance that the non-financial reporting in the Annual Report is free of material misstatements and that the information has been presented in accordance with the accounting policies. In addition to the information in the Annual Report 2005, our work covered the corporate consolidated performance data published in the section ‘Interactive Charts’ in the online report at novonordisk.com. Based on an assessment of materiality and risk, our work included on a test basis a review of management systems, reporting structures and boundaries as well as enquiries, interviews and testing of registration and communication systems, data and underlying documentation. We tested whether data and the underlying components are accounted for in such a way as to fulfil the assertions of materiality and completeness in accordance with the Novo Nordisk accounting policies for non-financial data. Two major production sites were visited in Denmark, namely Hillerød and Kalundborg. Our work also included an assessment of significant estimates made by Management. We believe that the work performed provides a reasonable basis for our conclusion.

We have assessed Novo Nordisk’s statement that it reports ’in accordance’ with GRI by checking that the reporting (the Annual Report and the supplementary information in the online report) contains the required information and indicators and by reviewing Novo Nordisk’s own assessment of whether these are consistent with the eleven Reporting Principles of Part B in the GRI Guidelines.

With respect to the UN Global Compact we have reviewed Novo Nordisk’s own assessment of how the reported information and the underlying policies, systems and activities are aligned to and support the principles of the UN Global Compact.

Conclusion

Based on the work performed nothing has come to our attention that would cause us not to believe that the Annual Report includes information that is material to Novo Nordisk’s corporate stakeholders and that the reported targets and indicators in respect of sustainability in general are used in strategic and operational decision-making;
the Annual Report presents a fair and balanced account of Novo Nordisk’s material sustainability performance, risks and impacts at the corporate level and that Novo Nordisk can identify and understand material aspects of its corporate sustainability performance;
through the Annual Report Novo Nordisk is responsive to major issues raised by stakeholders and that Novo Nordisk has robust policies, programmes and procedures in place to address material issues raised by stakeholders.

Based on our work we consider that Novo Nordisk’s policies, systems and activities taken as a whole support Management’s commitment to the UN Global Compact. In addition, nothing has come to our attention that disproves Novo Nordisk’s statement that it has met the conditions for reporting ‘in accordance’ with the GRI guidelines.

Gladsaxe, 26 January 2006

PricewaterhouseCoopers	PricewaterhouseCoopers AG, Switzerland
Statsautoriseret Revisionsinteressentskab

Lars Holtug	Thomas Scheiwiller
Danish State-Authorised Public Accountant	Dr Sc.nat

Novo Nordisk Annual Report 2005	Consolidated Financial Statements	107

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board of directors

Mads Øvlisen
Mads Øvlisen is chairman of the Board of Novo Nordisk A/S.
     Former president and CEO of Novo Nordisk A/S, Mr Øvlisen became chairman of the Board in November 2000. Mr Øvlisen is also chairman of the Board of the Danish Royal Theatre (2000), and chairman of the Board of LEGO A/S (a member of the Board since 1990, chairman since 1996), member of the Board of Governors of the Novo Nordisk Foundation (since 1981) and a member of the Board of the Wanås Foundation, Sweden.
     Mr Øvlisen has a Master’s degree in law from 1966 and holds an MBA from Stanford Graduate School of Business from 1972.
     Mr Øvlisen was made Knight Commander of the Order of Dannebrog in 2004 and holds the Italian Order of Merit (It F 3).
     He is adjunct professor of corporate social responsibility at the Copenhagen Business School.
     Mr Øvlisen was elected to the Board of Novo Nordisk A/S (initially in the former Novo Industri A/S) in 1981 and has been re-elected several times, most recently in March 2005. Mr Øvlisen’s term as a board member expires in March 2006.
     Mads Øvlisen is a Danish national, born on 9 March 1940.
     Mr Øvlisen is not regarded as an independent* Board member due to his former position as an executive in Novo Nordisk and his membership of the Board of the Novo Nordisk Foundation.

Sten Scheibye
Sten Scheibye is vice chairman of the Board of Novo Nordisk A/S. Since 1995, Mr Scheibye has been CEO of Coloplast A/S, Denmark.
     Besides being a member of the Board of Directors of various Coloplast companies, Mr Scheibye is a member of the Board of Directors of Danske Bank A/S. Furthermore, Mr Scheibye holds a seat on The Executive Committee of the Confederation of Danish Industries.
     Mr Scheibye holds an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, and a BComm from 1983 from the Copenhagen Business School.
     Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.
     Mr Scheibye was elected to the Board of Novo Nordisk A/S in March 2003 and has been re-elected in 2004 and 2005. His term as a board member expires in March 2006.
     Sten Scheibye is a Danish national, born on 3 October 1951.
     Mr Scheibye is regarded as an independent* board member.

Göran A Ando
Göran A Ando, MD, was CEO of Celltech Group plc, UK, until 2004. Mr Ando joined Celltech from Pharmacia (Pfizer) where he was executive vice president and president of R&D with additional responsi-

bilities for manufacturing, IT, business development and M&A from 1995 to 2003.
     From 1989 to1995, Mr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. Furthermore, Mr Ando was a member of the Group Executive Committee of the Glaxo Group.
     Mr Ando is a specialist in General Medicine and is a founding fellow of the American College of Rheumatology in the US. Mr Ando serves as a board member of A-Bio Pty, NicOx SA, Elan Corporation plc and Enzon Pharmaceuticals, Inc.
     Mr Ando qualified as a medical doctor at Linköping Medical University in 1973, and as a specialist in General Medicine at the same institution in 1978.
     Mr Ando was elected to the Board of Novo Nordisk A/S in March 2005 and his term as a board member expires in March 2006.
     Göran Ando is a Swedish national, born on 6 March 1949.
     Mr Ando is regarded as an independent* board member.

Kurt Briner
Kurt Briner works as an independent consultant in the pharmaceutical and biotech industry and is a board member of CBax SA, OM Pharma, Progenics Pharmaceuticals Inc, GALENICA SA. From 1988 to 1998, he was president and CEO of Sanofi Pharma. He has been chairman of the European Federation of

* In accordance with Section V4 of ‘Recommendations for corporate governance’ designated by the Copenhagen Stock Exchange.

108	Novo Nordisk Annual Report 2005

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Pharmaceutical Industries and Associations, Brussels (EFPIA).
     Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne.
     Mr Briner was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. His term as a board member expires in March 2006.
     Kurt Briner is a Swiss national, born on 18 July 1944. Mr Briner is regarded as an independent* board member.

Henrik Gürtler
Henrik Gürtler has since 2000 been president and CEO of Novo A/S. Mr Gürtler was employed in Novo Industri A/S as an R&D chemist in the Enzymes Division in 1977.
     After a number of years in various specialist and managerial positions within this area, in 1991 Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S and in 1993 corporate vice president of Health Care Production. In 1996, he became a member of corporate management of Novo Nordisk A/S with special responsibility for Corporate Staffs.
     Mr Gürtler is chairman of the Boards of Directors of Novozymes A/S and Copenhagen Airports A/S, and a member of the Boards of Directors of COWI A/S and Brødrene Hartmanns Fond.
     Mr Gürtler holds an MSc in Chemical Engineering from the Danish Technical University.
     Mr Gürtler was elected to the Board of Novo Nordisk A/S in March 2005 and his term as a board member expires in March 2006.

     Henrik Gürtler is a Danish national, born on 11 August 1953.
     Mr Gürtler is not regarded as an independent* board member due to his former position as an executive in Novo Nordisk A/S and his position as president and CEO of Novo A/S.

Johnny Henriksen
Johnny Henriksen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since March 2002. He joined Novo Nordisk in January 1986 and currently works as an environmental adviser in Product Supply. His term as a board member expires in March 2006.
     Johnny Henriksen has a Master’s degree in biology from Copenhagen University from 1977.
     Mr Henriksen is a Danish national, born on 19 April 1950.

Niels Jacobsen
Niels Jacobsen has since 1998 been president & CEO of William Demant Holding A/S and Oticon A/S, an industrial group in the hearing healthcare field. Mr Jacobsen is a board member of Nielsen & Nielsen Holding A/S, and is also a board member of a number of companies wholly or partly owned by the William Demant Group, including Sennheiser Communications A/S, Himsa A/S, Himsa II A/S, Hearing Instrument Manufacturers Patent Partnership A/S (chairman), William Demant Invest A/S (chairman) and Össur hf. Furthermore, Mr Jacobsen holds a seat on The Council of the Confederation of Danish Industries.
     Mr Jacobsen holds an MSc (Business Administration) from the University of Aarhus (1983).
     Mr Jacobsen was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. Mr Jacobsen’s term as a board member expires in March 2006. Mr Jacobsen is a member of the Audit Committee in Novo Nordisk A/S and is designated as Audit Committee financial expert.
     Niels Jacobsen is a Danish national, born on 31 August 1957.
     Mr Jacobsen is regarded as an independent* board member.

Anne Marie Kverneland
Anne Marie Kverneland has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since November 2000. Ms Kverneland works as a laboratory technician in Discovery. Ms Kverneland was re-elected by the employees in March 2002 and her term as a board member expires in March 2006.
     Ms Kverneland holds a degree in medical laboratory technology from the Copenhagen University Hospital of Denmark from 1980.
     Anne Marie Kverneland is a Danish national, born on 24 July 1956.

Kurt Anker Nielsen
Kurt Anker Nielsen is former CFO and deputy CEO of Novo Nordisk A/S and CEO of Novo A/S. He serves as vice chairman of the Board of Directors of Novozymes A/S and as a board member of Novo A/S, Dako A/S,

ZymoGenetics, Inc, Norsk Hydro ASA and TDC A/S. In the four last mentioned companies Mr Nielsen has also been elected as Audit Committee chairman or member.
     Mr Nielsen received his Master’s of Commerce and Business Administration from the Copenhagen Business School in 1972.
     Mr Nielsen was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. Mr Nielsen’s term as a board member expires in March 2006.
     Mr Nielsen is chairman of the Audit Committee in Novo Nordisk A/S and is also designated as Audit Committee financial expert.
     Kurt Anker Nielsen is a Danish national, born on 8 August 1945.
     Mr Nielsen is not regarded as an independent* board member due to his former position as an executive in Novo Nordisk A/S and his membership of the board of Novo A/S.

Stig Strøbæk
Stig Strøbæk has been an employee-elected member of the Board of Directors of Novo Nordisk A/S and of the Board of Governors of the Novo Nordisk Foundation since 1998. Mr Strøbæk is presently working in Product Supply as an electrician. Stig Strøbæk was re-elected by the employees in March 2002 and his term as a board member expires in March 2006.
     Mr Strøbæk holds a diploma as an electrician. He also has a diploma in further training of board members from the Employees’ Capital Pension Fund, 2003.
     Stig Strøbæk is a Danish national, born on 24 January 1964.

Jørgen Wedel
Jørgen Wedel was, prior to his retirement in 2001, executive vice president of the Gillette Company. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. Since 2004, Mr Wedel has been a board member of ELOPAK AS, a Norwegian food packaging company. Mr Wedel is a member of the Audit Committee in Novo Nordisk A/S.
     Mr Wedel received his Master’s of Commerce and Business Administration from the Copenhagen Business School in 1972 and has an MBA from the University of Wisconsin, 1974.
     Mr Wedel was elected to the Board of Novo Nordisk A/S in November 2000 and has been re-elected several times, most recently in March 2005. Mr Wedel’s term as a board member expires in March 2006.
     Jørgen Wedel is a Danish national, born on 10 August 1948.
     Mr Wedel is regarded as an independent* board member.

See more about the competence profile of the Board at novonordisk.com/annual-report Click: About us

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executive management

Lars Rebien Sørensen
Lars Rebien Sørensen is president and CEO of Novo Nordisk A/S.
     Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. He has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed member of Corporate Management in May 1994, and given special responsibility in Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000. Lars Rebien Sørensen is a member of the Boards of Scandinavian Airlines System AB and ZymoGenetics, Inc, and in May 2005, he was elected a member of the Bertelsmann AG Supervisory Board. Mr Sørensen received the French award Chevalier de l’Ordre National de la Légion d’Honneur in 2005. He is a Danish national, born on 10 October 1954. Lars Rebien Sørensen has a Master’s degree in forestry from The Royal Veterinary and Agricultural University in Denmark in 1981, and a BSc in International Economics from the Copenhagen Business School in 1983.

Jesper Brandgaard
Jesper Brandgaard is executive vice president and CFO of Novo Nordisk A/S.
     Jesper Brandgaard joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance. Mr Brandgaard was appointed CFO in November 2000. Jesper Brandgaard serves as chairman of the Boards of NNE A/S and NNIT A/S. He is a Danish national, born on 12 October 1963. Jesper Brandgaard holds an MSc in Economics and Auditing (1990) as well as a Master of Business Administration (1995), both from the Copenhagen Business School.

Lars Almblom Jørgensen
Lars Almblom Jørgensen is executive vice president, Novo Nordisk A/S with responsibility for Quality, Regulatory Affairs and Business Development.
     Lars Almblom Jørgensen joined Novo Nordisk in 1980 as area manager for North America. In 1985, he became vice president for International Operations. On 1 January 1993, he was appointed senior vice presi-

dent, Business Development and Planning, Diabetes Care Division. In May 1994, he was appointed president of Biopharmaceuticals Division. He was later that year appointed corporate vice president, Health Care International Operations. In 2000, he was appointed executive vice president and COO in charge of Sales, Marketing and Product Supply. In 2002, Lars Almblom Jørgensen was appointed chief of staffs and quality (COS), and was in that role until December 2003. Prior to joining Novo Nordisk, Lars Almblom Jørgensen was head of section in The Federation of Danish Industries.
     Lars Almblom Jørgensen is a Danish national, born on 31 July 1948. Lars Almblom Jørgensen received his MSc (Econ) from the Copenhagen School of Economics and Business Administration in 1976.

Lise Kingo
Lise Kingo is executive vice president, people, reputation and relations, Novo Nordisk A/S.
     Lise Kingo joined Novo Nordisk’s Enzymes Promotion in 1988 and has worked to build up the company’s Triple Bottom Line approach. In 1999, Ms Kingo was appointed corporate vice president, Stakeholder Relations. She was appointed executive vice president, people, reputation and relations in March 2002.
     Lise Kingo is a member of the Board of GN Store Nord A/S, the Board of Business for Social Responsibility in the US, associate professor at CIMO, Innovation and Sustainability, Vrije Universiteit, Amsterdam, and a member of the Danish Council on Ethics. She is a Danish national, born on 3 August 1961. Lise Kingo holds a BA in Religions and Ancient Greek Art (1986, University of Aarhus), a BCom in Marketing Economics (1991, the Copenhagen Business School) and an MSc (Responsibility and Business Practice) from the University of Bath (2000).

Kåre Schultz
Kåre Schultz is executive vice president and COO, Novo Nordisk A/S.
     Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, Kåre Schultz was appointed chief of staffs. In March 2002, he took over the responsibility of COO. Kåre Schultz is a Danish national, born on 21 May 1961. Kåre Schultz holds an MSc (Economy) from the University of Copenhagen (1987).

Mads Krogsgaard Thomsen
Mads Krogsgaard Thomsen is executive vice president and CSO, Novo Nordisk A/S.
     Mads Krogsgaard Thomsen joined Novo Nordisk in 1991. He was appointed CSO in November 2000. Mads Krogsgaard Thomsen sits on the editorial boards of three international journals and is a member of the Board of Directors of the Danish Technical University. He is a Danish national, born on 27 December 1960. Mads Krogsgaard Thomsen holds a Doctor of Veterinary Medicine degree from the Royal Veterinary and Agricultural University in Denmark in 1986, where he also obtained a PhD in 1989 and a DSc in 1991, and in 2000 became professor of pharmacology. He is a former president of the National Academy of Technical Sciences (ATV).

Senior Management Board
Jesper Bøving – Preclinical and CMC Supply Mariann Strid Christensen – Quality
Eric Drapé – Diabetes Finished Products
Peter Bonne Eriksen – Regulatory Affairs
Torben Skriver Frandsen – NNIT
Lars Green – Corporate Finance
Jesper Høiland – International Operations
Per Jansen – Novo Nordisk Servicepartner
Lars Fruergaard Jørgensen – IT & Corporate Development
Lars Guldbæk Karlsen – Global Development
Terje Kalland – Biopharmaceuticals Research Unit
Peter Kurtzhals – Diabetes Research Unit
Lars Christian Lassen – Corp People & Organisation
Roger Moore – Japan & Oceania
Ole Ramsby – Corporate Legal
Jakob Riis – International Marketing
Martin Soeters – North America
Kim Tosti – Devices and Sourcing
Per Valstorp – Product Supply
Hans Ole Voigt – NNE

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Shareholder information

Novo Nordisk’s B shares are quoted on the stock exchanges in Copenhagen and London and on the New York Stock Exchange in the form of American Depositary Receipts (ADRs) with the ticker code ‘NVO’. The B shares are traded in units of DKK 2. The ratio of Novo Nordisk B shares to ADRs is 1:1 (one B share to one ADR). The B shares are issued to the bearer but may upon request be registered in the holder’s name in Novo Nordisk’s register of shareholders. Each holding of DKK 2 of the A share capital carries 20 votes. Each holding of DKK 2 of the B share capital carries 2 votes.
     The turnover of Novo Nordisk’s B shares on the Copenhagen Stock Exchange amounted to DKK 79.7 billion in 2005. The share price ended the year at DKK 355, compared to a price at year-end 2004 of DKK 299. The market value of Novo Nordisk’s outstanding share capital was DKK 115 billion at the end of 2005. During 2005, the price of Novo Nordisk’s B shares rose by 18.7% and the Novo Nordisk share was one of the most traded stocks on the Copenhagen Stock Exchange. The price of Novo Nordisk ADRs listed on the New York Stock Exchange measured in USD increased by 3.7%.

Share ownership
Novo Nordisk’s share capital is DKK 709,388,320, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 601,901,120. Novo Nordisk’s A shares are non-listed shares and held by Novo A/S, a private limited Danish company which is 100% owned by the Novo Nordisk Foundation. The sale of A shares is restricted by the articles of association of the Foundation.
     In addition, Novo A/S holds DKK 73,407,324 of B share capital. Holding 25.5% of the total share capital, Novo A/S controls 71% of the total number of votes adjusted for treasury shares. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on the available sources of information on the company’s shareholders, it is estimated that Novo Nordisk’s shares at the end of 2005 were distributed as shown in the pie charts below. At that point in time 85% of the total share capital was included in Novo Nordisk’s register of shareholders. At the end of 2005, Novo Nordisk has more than 62,000 registered shareholders and the free-float is 65.7%.

Capital and share structures
It is the assessment of the Board of Directors that the current capital and share structures of Novo Nordisk serve the interests of the shareholders and the company. In case of excess capital after funding of organic growth opportunities and potential acquisitions, in general Novo Nordisk will return capital to investors through dividend payments and/or share repurchase programmes.

Form 20-F
Copies of the Form 20-F Report for 2004 filed in February 2005 with the US Securities and Exchange Commission can be obtained upon request from Novo Nordisk Inc. The Form 20-F Report for 2005 is filed in February 2006.

Payment of dividends
Shareholders resident in Denmark will – unless they are tax-exempt – receive their dividend in DKK with the statutory deduction of 28% Danish tax. Shareholders resident outside Denmark will receive their dividend in DKK with the statutory deduction of 28% Danish tax. ADR holders will receive their dividend in USD with the statutory deduction of 28% Danish

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shareholder information

tax. If the holder is resident in the US or Canada the deduction might be reduced to 15%. Shareholders resident in countries outside Denmark are eligible for a refund of dividend tax deducted in Denmark subject to the double taxation conventions in force between Denmark and the countries concerned. US and UK resident shareholders may contact the Danish authorities for a refund of dividend tax in excess of 15%. Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see opposite).
     For 2005, the dividend payments for Novo Nordisk shares were as illustrated in the table below.

Dividend payment	A shares	B shares	ADRs
	of DKK 2	of DKK 2

	DKK 6.00	DKK 6.00	USD 0.88

Novo Nordisk does not pay a dividend on its own holding of treasury shares. The proposed dividend for 2005 is DKK 6.00 for each Novo Nordisk B share and for each Novo Nordisk A share.

Internet
Novo Nordisk’s website for investors can be found at novonordisk.com/investors. It includes historic and updated information about Novo Nordisk’s activities: press releases and stock exchange announcements from 1995 and onwards, financial results, investor presentations, background information, recent annual reports and accounts, parent company accounts and sustainability reports.

Novo Nordisk Investor Relations
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Mogens Thorsager Jensen
Tel (+45) 4442 7945
E-mail: mtj@novonordisk.com

Christian Qvist Frandsen
Tel (+45) 4443 5182
E-mail: cqfr@novonordisk.com

In North America
Mads Veggerby Lausten
Tel (+1) 609 919 7937
E-mail: mlau@novonordisk.com

Transfer agents
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel (+45) 3344 0000

In North America:
JPMorgan Chase Bank, NA
PO Box 3408
South Hackensack, NJ 07606
USA
Tel (+1) 800 990 1135
Tel (+1) 201680 6630 for enquiries from outside the United States

Financial calendar 2006

Annual General Meeting	08 March 2006

Dividend	B shares	ADRs

Ex-dividend	09 March 2006	09 March 2006
Record date	13 March 2006	13 March 2006
Payment	14 March 2006	21 March 2006

Announcement of financial results 2006

First three months	Half year	Nine months	Full year

28 April	2 August	27 October	31 January 2007

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contact

Li Guang Jun creates the Chinese character for China with a flashlight in the dark.

Novo Nordisk key products

	Trade name	Generic name

Diabetes care	NovoMix®	Biphasic insulin aspart
	NovoRapid®	Insulin aspart
	Levemir®	Insulin detemir
	Mixtard®	Insulin
	Actrapid®	Insulin
	Insulatard®	Insulin
	NovoNorm®	Repaglinide

Biopharmaceuticals	NovoSeven®	Recombinant factor VIIa
	Norditropin®	Somatropin (rDNA origin)
	Activelle®	Estradiol/norethindrone acetate
	Vagifem®	Estradiol

Throughout the report referral is often made to the approved product trade names. In the above box is a list of trade names with accompanying generic names. For more information about Novo Nordisk's products, please visit novonordisk.com/annual-report Click: What we do

Get in touch

Novo Nordisk values stakeholders’ review of the company’s reporting and welcomes any questions or comments concerning the report or the company’s performance. Visit the corporate website at novonordisk.com/annual-report Click: How we are accountable.
     This report is about how we do business. When it comes to building relations – that’s what Novo Nordisk people across the globe are doing every day. If reading this report inspires you to learn more or to get involved in some of this work, please get in touch.

Contact

Enquiries, comments and suggestions are very welcome.

Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Tel +45 4444 8888
webmaster@novonordisk.com

Media
Corporate Communications
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Mike Rulis
Tel +45 4442 3573
mike@novonordisk.com

Job
Staffing
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

Tel +45 4444 8888

Produced by: Corporate Branding, January 2006
Contributing writer: Amy Brown
Translation and proofreading: Corporate Communications
Photos: Jesper Westley, Finn Fønns, Willi Hansen, François Couderc and the World Diabetes Foundation
Design and production: Branded Design ApS
Accounts and notes production: team2graphics
Printed in Denmark by Bording A /S
DS/EN ISO14001:1996

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At Novo Nordisk, we are changing diabetes. In our approach to developing treatments. In our commitment to operate profitably and ethically. In our search for a cure. We know we are not simply treating diabetes. We are helping people live better. That understanding is behind every decision or action we take, and fuels our passion to change the treatment, perception and future of diabetes for good.

Sabrina Trujillo Smith
Clinical technical support coordinator II, Novo Nordisk Delivery Technologies, Inc.

Rodney Nicholas
Manager, Pharmaceutical Manufacturing, Novo Nordisk Delivery Technologies, Inc.

Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark

novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 6, 2006	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer